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THOMSON FINANCIAL

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FILE NO. 82- 5089 FISCAL YEAR 12-31-03

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DAT : 2/24/04

Media Release

File No. 82-5089 04 FEB 23 AM 7:21

ZURICH
FINANCIAL SERVICES

AR/S
12-31-03

Zurich Financial Services is gaining momentum and reports net income of USD 2.1 billion in 2003

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

- **Net income of USD 2.1 billion after loss of USD 3.4 billion in 2002, generating an IAS return on equity (ROE) of 12.5%**
- **Business operating profit (BOP) of USD 2.3 billion, up 93% from 2002; BOP ROE after tax nearly doubled from 5.1% to 9.3%.**
- **Premiums in General Insurance of USD 36.3 billion, up 22% from 2002; combined ratio at 97.9%, an improvement of 5.6 percentage points before 2002 special provisions**
- **Premiums and insurance deposits in Life Insurance of USD 20.6 billion, up 5% from 2002, and new business profit margin improved by 2.9 percentage points to 9.0%**
- **Net income at Farmers Management Services of USD 604 million, up 7% from 2002; BOP of USD 970 million, up 6% from 2002**
- **Investment income of USD 7.0 billion; return on invested assets of 4.9%, compared with 2.3% in 2002**
- **Net reserves for losses and loss adjustment expenses of USD 37.0 billion at the end of 2003, an increase of USD 6.6 billion, of which USD 1.9 billion for prior-year development and strengthening**
- **Total shareholders' equity of USD 19.4 billion, up from USD 16.8 billion**
- **Proposed payment of CHF 2.50 per share in form of a reduction of the nominal value from CHF 9.00 to CHF 6.50 per share. Earnings per share (diluted) of CHF 19.90.**

Zurich, February 19, 2004 - In 2003 Zurich Financial Services (Zurich) gained momentum with a net income of USD 2.1 billion after a loss of USD 3.4 billion (including special provisions of USD 3.5 billion after tax) in 2002. Business operating profit (BOP), Zurich's internal measurement of performance, increased by 93% to USD 2.3 billion, generating an operating return on equity (ROE) after tax of 9.3%. All core businesses contributed to the stronger bottom line performance.

The result reflects performance against the plan announced in September 2002. Zurich set out to rebuild its earnings capacity, to strengthen the balance sheet, and to improve its credibility in the financial markets. More than 200 specific, measurable projects improved 2003 earnings by more than USD 1 billion, exceeding the target under the operational improvement program. Measures to reduce costs included a reduction of the workforce by more than 4,500 employees (excluding divestments).

Performance highlights

General Insurance (formerly Non-Life Insurance) earned a net income of USD 1.8 billion, an increase of 326% on pre-provision 2002 net income. Premiums rose to USD 36.3 billion, an increase of 22% or 13% in local currencies. The combined ratio before 2002 provisions improved by a full 5.6 percentage points to 97.9%, benefiting from better claims handling, improved underwriting and more disciplined pricing against a backdrop of generally firm rates in the company's key markets. Segment business operating profit rose by USD 1.8 billion to USD 2.1 billion.

Life Insurance net income climbed by 132% to USD 799 million (excluding net gain on divestments) on premiums, policy fees and insurance deposits of USD 20.6 billion, an increase of 5%. The change in business mix, along with tight cost and expense control and product re-pricing, contributed to a sizeable increase in the new business margin from 6.1% to 9.0%, while the embedded value operating return on equity rose from 9.0% to 10.5%.

Farmers Management Services earned a net income of USD 604 million, an increase of 7% before 2002 special provisions. This increase was the result of higher premiums at the Farmers P&C Group Companies (which Zurich manages but does not own) attributable to higher rates in most lines of business. Business operating profit rose by 6% to USD 970 million.

The Other Businesses segment was affected by a deterioration in the insurance and credit enhancement businesses of Centre which required substantial provisions and asset write-downs. They amounted to USD 1.1 billion before tax and were substantially charged in the first nine months of 2003.

Other achievements in 2003 include:

- **Restored operational and financial discipline.** To ensure long-term earnings sustainability Zurich implemented a Group-wide approach to capital management, reinsurance, financial controlling and planning, IT, audit, and communications.
- **Sharpened focus on core businesses and key markets.** In 2003, Zurich optimized its business portfolio. The Group divested businesses for net cash proceeds of more than USD 1.3 billion and net gains of USD 351 million, releasing more than USD 1 billion dollars in risk-based capital that Zurich is now channeling into business opportunities expected to meet the Group's earnings goals. While fine-tuning of the business portfolio is an ongoing process, most of the divestments have been made and successfully implemented, and the Group's structure now better supports its performance goals.

ZURICH
FINANCIAL SERVICES

- **Increased capital base and strengthened balance sheet.** The target of strengthening Zurich's risk-based capital by USD 5 billion was exceeded through a combination of measures. In addition to the USD 2.5 billion raised in the 2002 rights issue, the measures included among others more than USD 1 billion of risk-based capital released by divestments and USD 1.3 billion from a subordinated debt issue. High demand from investors enabled Zurich to increase the size of the debt offering. The Group used the proceeds to repay higher cost debt, reducing the average cost of funding. The Group further strengthened its reserves for prior year development, Centre, asbestos and discontinued portfolios by USD 1.9 billion. In addition, it reduced the proportion of equity securities in the investment portfolio for which we bear investment risk from 8.3% at the end of 2002 to 6.4%, making the balance sheet less volatile and freeing up capital that can be applied to write profitable insurance business. Primarily driven by net income shareholders' equity increased to USD 19.4 billion at December 31, 2003, from USD 16.8 billion at the end of 2002.

The Board of Directors will propose to the shareholders at the Annual General Meeting, to be held on April 16, a payment of CHF 2.50 per registered share in form of a reduction of the nominal value.

ZURICH
FINANCIAL SERVICES

Financial Highlights

The following table presents the summarized consolidated results of operations of the Group for the years ended December 31, 2003 and 2002 and the financial position as of December 31, 2003 and 2002.

Consolidated operating statements in USD millions, for the years ended December 31	2003	2002	Change
Gross written premiums and policy fees	48,919	41,423	18 %
Net investment result	7,815	4,836	62 %
Net income / (loss)	2,120	-3,362	nm
Net income before special provisions in 2002	2,120	96	nm
Business operating profit[1]	2,265	1,175	93 %
Consolidated balance sheet figures in USD millions, as of December 31			
Total Group investments	175,967	163,788	7 %
Insurance reserves, gross	171,864	156,851	10 %
Senior and subordinated debt	4,775	4,438	8 %
Total shareholders' equity	19,384	16,775	16 %
General Insurance key performance indicators for the years ended December 31			
Business operating profit (in USD millions)	2,149	387	455 %
Net combined ratio, before special provisions in 2002	97.9 %	103.5 %	5.6 %
Net combined ratio, after special provisions in 2002	97.9 %	111.4 %	13.5 %
Life Insurance key performance indicators for the years ended December 31			
Business operating profit (in USD millions)	857	746	15 %
Embedded value profit / (loss), after tax (in USD millions)	928	-1,684	nm
Embedded value operating return, after tax	10.5 %	9.0 %	1.5 pts
Return on common stockholders' equity			
Return on equity	12.5 %	-20.8 %	nm
Business operating profit (after tax) return on equity	9.3 %	5.1 %	4.2 pts
Per share data (Years ended 31 December)			
Diluted earnings / (loss) per share (in CHF)	19.90	-57.24	nm

[1] Term defined in the Group Financial Review – Measuring performance

ZURICH
FINANCIAL SERVICES

Group and segment operational performance

Group operational result highlights			
In USD millions, for the years ended December 31	**2003**	**2002**	**Change**
Gross written premiums and policy fees	48,919	41,423	18 %
Net investment income	7,004	6,230	12 %
Net realized and unrealized gains /(losses)	811	-1,394	nm
Business operating profit	2,265	1,175	93 %
Net income/(loss)	2,120	-3,362	nm
General Insurance combined ratio	97.9 %	111.4 %	13.5 pts
Life Insurance new business profit margin (as % of APE)	9.0 %	6.1 %	2.9 pts
Diluted earnings / (loss) per share (in CHF)	19.90	-57.24	nm

General Insurance			
In USD millions, for the years ended December 31	**2003**	**2002**	**Change**
Gross written premiums	36,250	29,830	22%
Net earned premiums	27,197	20,285	34%
Net underwriting result	580	-728	nm
Business operating profit	2,149	387	455%
Net income[1, 2]	1,883	435	333%
Loss ratio[1]	72.9%	77.9%	5.0pts
Expense ratio[1, 3]	25.0%	25.6%	0.6pts
Combined ratio[1]	97.9%	103.5%	5.6pts

[1] 2002 is pre-provision
[2] Excluding gains on divestments of businesses
[3] Including 0.3% of poliyholder dividends in both 2003 and 2002

Life Insurance			
In USD millions, for the years ended December 31	**2003**	**2002**	**Change**
GWP, policy fees and deposits	20,560	19,532	5%
Busines operating profit	857	746	15%
Net income[1]	799	345	132%
New bus. premiums (APE)	2,134	2,082	2%
New bus. profit margins (as % of APE)	9.0%	6.1%	2.9pts
EV operating profit, after tax	1,059	996	6%
EV operating return, after tax [2],	10.5%	9.0%	1.5pts
Discount rate[3]	8.1%	8.4%	-0.3pts

[1] Excluding gains on divestments of businesses. 2002 is pre-provision
[2] Before foreign currency translation effects
[3] Beginning of year

Farmers Management Services			
In USD millions, for the years ended December 31	**2003**	**2002**	**Change**
Management fees and other revenue	1,885	1,799	5%
Management and other expenses	900	871	3%
Net investment result	77	60	28%
Business operating profit	970	916	6%
Net income[1]	604	563	7%
Gross operating margin	52.3%	51.6%	0.7pts

[1] 2002 is pre-provision

Other Businesses			
In USD millions, for the years ended December 31	**2003**	**2002**	**Change**
Business operating profit	-1,044	-141	nm
of which: - Centre	-985	-77	nm
- other	-59	-64	nm
Net income[1]	-1,019	-139	nm
of which: - Centre	-817	-67	nm
- other	-202	-72	nm

[1] Excluding gains on divestments of businesses. 2002 is pre-provision

ZURICH
FINANCIAL SERVICES

Note to editors:

There will be a media conference at 10:00 AM CET at the Zurich Development Center, Keltenstrasse 48, Zurich.

The presentation to analysts and investors will be webcast on our website www.zurich.com live from 13:00. CET followed by a webcast playback available after 17.00.

Presentations for analysts and media, as well as supplemental information including information on the Business Divisions, will be available on our website www.zurich.com. Please click on the "Media View" button on the bottom right corner of our homepage.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs approximately 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

ZURICH
FINANCIAL SERVICES

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our core markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Persons requiring advice should consult an independent adviser.

Group Financial Review

Highlights

Zurich Financial Services Group (the Group) earned net income of USD 2.1 billion for the year ended December 31, 2003 as compared with a loss of USD 3.4 billion in the prior year. This year's profit was achieved in the face of challenging market conditions and is a result of adherence to financial discipline and a focus on our core insurance competencies: strong underwriting and fair claims management.

In 2003, two new accounting standards were implemented, which resulted in a restatement of our previously published shareholders' equity and net income for 2002. This restatement is summarized in note 3 to the Consolidated Financial Statements. Certain prior year balances have been reclassified to conform to the 2003 presentation.

Performance highlights
in USD millions, for the years ended December 31

	2003	2002	Change
Gross written premiums and policy fees	**48,919**	41,423	18%
Net investment income	**7,004**	6,230	12%
Net realized and unrealized capital gains/(losses)	**811**	(1,394)	nm
Business operating profit	**2,265**	1,175	93%
Net income/(loss)	**2,120**	(3,362)	nm
General Insurance combined ratio	**97.9%**	111.4%	13.5 pts
Life Insurance new business profit margin (as % of APE)	**9.0%**	6.1%	2.9 pts
Diluted earnings/(loss) per share (in CHF)	**19.90**	(57.24)	nm

- Business operating profit increased by 93% over 2002 to USD 2.3 billion for 2003 with contributions from each of our core businesses.
  - Strong underwriting and continued rate increases have contributed to improvements in our General Insurance results as is evidenced by the 13.5 percentage point improvement in the combined ratio to 97.9% and business operating profit of USD 2.1 billion on 2003.
  - Our Life Insurance segment improved its operating result and has been writing profitable new business as is evidenced by the 2.9 percentage point increase in the new business profit margin to 9.0% and in business operating profit of USD 857 million in 2003.
  - Farmers Management Services has continued to provide consistent profit to the Group with a 0.7 percentage point improvement in the gross operating margin to 52.3% and business operating profit of USD 970 million in 2003.
  - Centre business units incurred a net business operating loss of USD 985 million in 2003 accounting for the USD 1.0 billion business operating loss in our Other Businesses segment.
  - Net investment income increased by 12% to USD 7.0 billion.
  - The cost savings and profit improvement initiatives implemented throughout the Group have exceeded our target of USD 1.0 billion of additional profit in 2003.
- Net income improved to USD 2,120 million in 2003 after a net loss of USD 3,362 million in 2002, largely reflecting the operational improvements noted under business operating profit, improved capital gains, partially offset by lower net gains on divestments of businesses.
  - Net realized and unrealized capital gains improved from net losses of USD 1.4 billion in 2002 to net gains of USD 811million in 2003.
  - Net gain on divestments of businesses declined by USD 147 million to USD 351 million in 2003.
- The increase in business operating profit has contributed to the 4.2 percentage point improvement in our after-tax business operating profit return on equity to 9.3% in 2003.
- As a result of the increase in net income, diluted earnings per share increased to CHF 19.90 in 2003 compared to a loss per share of CHF 57.24 in 2002.

Balance sheet highlights
in USD millions, as at December 31

	2003	2002	Change
Total shareholders' equity	**19,384**	16,775	16%
Senior and subordinated debt	**4,775**	4,438	8%
Return on equity	**12.5%**	(20.8%)	33.3 pts

- The increase in shareholders' equity reflects our net income and favorable movements in foreign exchange rates.
- Senior and subordinated debt has not changed significantly although higher interest rate debt has been refinanced at more favorable rates in 2003 following our successful USD 1.3 billion subordinated debt issuance.
- Our return on equity has improved by 33.3 percentage points to 12.5% in 2003.

Measuring performance

We manage our business units on their underlying operations using the measure of business operating profit. Business operating profit eliminates the impact of financial market volatility and other non-operational variables enabling us to assess the fundamental insurance performance.

Business operating profit reflects adjustments for taxes, net realized capital gains and net unrealized capital gains and losses on investments (except for the capital markets and banking operations included in our Other Businesses segment), policyholders' share of investment results for the life business, non-operational foreign exchange gains and losses, and significant items attributable to special circumstances including gains and losses on divestments of businesses. Non-operational foreign currency gains and losses arise from intercompany foreign currency hedging and the corporate financing of its subsidiaries and are not a reflection of local operating activities and are, therefore, not included in the calculation of business operating profit. Business operating profit is not a substitute for net income as determined in accordance with International Financial Reporting Standards (IFRS).

In addition to business operating profit, we use embedded value to measure and manage our Life Insurance operations on a stand-alone basis. We believe embedded value to be a useful measure of performance for the life insurance business.

The business operating profit for 2003 was USD 2.3 billion, compared to USD 1.2 billion for the prior year. The table below presents a reconciliation of net income in accordance with IFRS to business operating profit.

Reconciliation of net income to business operating profit

in USD millions, for the years ended December 31	**2003**	2002
Net income[1]	**2,120**	(3,362)
Adjusted for:		
Special provisions	**–**	3,701
Restructuring provisions	**5**	–
(Gains) and losses on divestments of businesses	**(351)**	(498)
Realized and unrealized capital gains and losses, including impairments, excluding capital markets and banking activities	**(606)**	1,717
Policyholder allocation of realized and unrealized capital gains	**(301)**	(607)
Tax expense, adjusting for life policyholder tax	**1,398**	224
Business operating profit	**2,265**	1,175

[1] Net income after special provisions in 2002.

Net income includes the gains and losses from divestments of businesses. As these divestment results are non-recurring, we also measure the net income of our operations excluding the divestment results. Details of the divestments of businesses are shown below and in note 5 of the Consolidated Financial Statements.

Net income excluding net gain on divestments by business segment

in USD millions, for the years ended December 31	2003	2002[1]	Change
General Insurance	**1,883**	435	333%
Life Insurance	**799**	345	132%
Farmers Management Services	**604**	563	7%
Other Businesses	**(1,019)**	(139)	(633%)
Corporate Center	**(481)**	(1,513)	68%
Net income, excluding net gain on divestments of businesses	**1,786**	(309)	nm
After-tax net gain on divestments of businesses	**334**	405	(18%)
Net income, including net gain on divestments of businesses	**2,120**	96	nm

[1] Net income before special provisions in 2002.

The financial results of divested activities are included in the consolidated results of the Group through the date of divestment. In order to assess the underlying profitability of our continuing operations, we back out the results of the operations divested or put into run-off during the year. Additional details on divestments are included in the "Update on divestments" section of the Group Financial Review.

In addition to our divestments of businesses, certain of our operations were put into run-off in 2003. These include our general insurance operations in the Nordic and Baltic regions as well as our life insurance operations in the Netherlands. These businesses have not been sold to third parties and the Group will not renew this business.

Split of continuing operations in USD millions, for the year ended December 31, 2003	Total as reported	Less divest-ments	Less operations put into run-off	*Continuing operations*
Gross written premiums and policy fees	**48,919**	**789**	7	**48,123**
Net income, excluding net gain on divestments of businesses	**1,786**	**131**	6	**1,649**
Net after-tax gain on divestments of businesses	**334**	**334**	–	–
Net income, after net gain on divestments of businesses	**2,120**	**465**	6	**1,649**
Business operating profit	**2,265**	**167**	6	**2,092**

Special provisions in 2002

During 2002, we undertook a detailed examination of our strategy and operations which resulted in a decision to refocus our Group strategy towards being an insurance-based financial services provider. In 2002, we recorded USD 3.5 billion of after tax special provisions to strengthen reserves, write-off goodwill, other discontinued e-business and other assets and record provisions for operational improvement.

The analysis of the results, including net income and combined ratios, of 2003 is made against the prior period results before the special provisions unless otherwise explicitly stated.

Key performance indicators

Return on equity

Our stated goal in the medium term is to achieve a blended return on equity of 12% on an after-tax business operating profit basis. Higher return on equity in one segment can compensate for lower returns in another allowing the Group to meet the stated 12% overall target rate. Returns on equity generated by the General Insurance, Life Insurance and Farmers Management Services segments must compensate for certain headquarters expenses, debt expenses and operating losses from other businesses.

For 2003, our return on equity, based on an after-tax business operating profit, was 9.3%, an increase of 4.2 percentage points over the prior year. The return on equity, based on net income determined in accordance with IFRS, was 12.5%, an increase of 33.3 percentage points over 2002.

General Insurance

We consider combined ratios and business operating profit to be the key performance indicators for our General Insurance operations.

The combined ratio in our General Insurance segment continued to benefit from better claims and expense management and firm pricing conditions in our key markets, and improved by 5.6 percentage points to 97.9% over the prior year. On an after special provisions basis, the improvement was 13.5 percentage points. Net underwriting result improved by USD 1.3 billion to USD 580 million for 2003. The improvement after special provisions was USD 2.9 billion.

Combined ratio by region

For the years ended December 31


2002[1]
2003
108%
106%
104%
102%
100%
98%
96%
94%
92%
90%
88%
97.5
98.7
97.2
97.1
101.9
97.6
106.8
98.2
96.7
94.3
103.5
97.9
NA Consumer
NA Corporate
UKISA
Continental Europe
Rest of the World
Total

[1] 2002 combined ratios are before special provisions.

Business operating profit in our General Insurance segment has also benefited from the same conditions affecting the combined ratio, increasing by USD 1.8 billion to USD 2.1 billion in 2003.

General Insurance business operating profit by region

in USD millions, for the years ended December 31



2002
2003
2,200
1,850
1,500
1,150
800
450
100
(250)
(600)
68
115
716
824
106
427
(80)
607
106
135
(529)
41
387
2,149
NA Consumer
NA Corporate
UKISA
Continental Europe
Rest of the World
Centrally Managed Business
Total

Life Insurance

We consider new business profit margins, embedded value operating returns, after tax, and business operating profit to be the key performance indicators for our Life Insurance operations.

New business margins in our Life Insurance segment have increased 2.9 percentage points to 9.0% while new business profit, after tax, has increased 50% to USD 192 million in 2003 as compared to the prior year. Discontinuing lower margin products in North America Corporate, general expense reductions in Continental Europe and the re-pricing of group business and the lowering of bonus rates in Switzerland contributed to this increase.

Life Insurance new business profit margin by region

For the years ended December 31



2002
2003
33.0%
29.5%
26.0%
22.5%
19.0%
15.5%
12.0%
8.5%
5.0%
1.5%
(2.0%)
14.4
31.1
7.1
6.9
1.4
7.9
3.3
(0.5)
6.1
9.0
NA Consumer
UKISA
Continental Europe
Rest of the World
Total

Embedded value operating return, after tax and before foreign currency effects, has increased by 1.5 percentage points to 10.5% in 2003. This primarily reflects the profit contributed by new business added since 2002. Additional information is included in the Segmental Financial Analysis.

Life Insurance embedded value operating return, after tax[1]

For the years ended December 31


2002
2003
20%
16%
12%
8%
4%
0%
10.9
10.0
3.9
7.4
14.3
19.6
12.3
5.9
9.0
10.5
NA Consumer
UKISA
Continental Europe
Rest of the World
Total

[1] Before foreign currency translation effects.

Business operating profit for our Life Insurance segment has increased by 15% to USD 857 million in 2003. This was primarily due to increased investment income and expense reductions in this segment.

Life Insurance business operating profit by region

in USD millions, for the years ended December 31


2002
2003
1,000
800
600
400
200
0
326
245
147
271
231
294
42
39
0
8
746
857
NA Consumer
UKISA
Continental Europe
Rest of the World
Centrally Managed Business
Total

Update on divestments

Throughout 2003, we have continued to divest and reposition non-core activities. Several divestments were closed and agreements have been signed for additional divestments subject to regulatory approval or other conditions prior to closing. The more significant divestments completed in 2003 include the sales of our Threadneedle Asset Management business to American Express, our Netherlands operations (excluding the General Insurance corporate business) to SNS Reaal Group, Zurich Life US operations (excluding the Kemper Investors Life Insurance Company) to Bank One, Zurich Life Assurance in the UK (part of our life operations in the UK) to Swiss Re as well as sales of parts of our operations (excluding General Insurance corporate business which will be retained) in France, Belgium and Luxembourg. Furthermore, we have signed a framework agreement with BNP Paribas for the transfer of certain derivative transactions and credit facilities and the related assets from Zurich Capital Markets to BNP Paribas. As at December 31, 2003, certain of these transfers have been completed and the remainder are expected to close by the end of the second quarter of 2004. The transactions completed in 2003 generated approximately USD 1.3 billion of net cash proceeds and released approximately USD 1.0 billion of risk based capital.

The only significant divestment in 2002 was that of Zurich Scudder Investments. The aggregate before-tax gain on all divestments was USD 351 million in 2003 and USD 498 million in 2002.

Foreign currency impact

As movements in foreign currency have a significant impact on our financial results, the table below translates the key financial highlights for the year ended December 31, 2003 at the same foreign currency exchanges rates as for the year ended December 31, 2002 (i.e. 2002 average rates) to eliminate the foreign currency impact when compared to the prior period. Details on the principal exchange rates are set out in note 2 of the Consolidated Financial Statements.

Foreign exchange impact on key financial highlights – General Insurance
Variance over the prior year, for the year ended December 31, 2003

	change in local currency	FX impact	change in USD
Gross written premiums and policy fees	13%	9%	22%
Net investment income	8%	11%	19%
Net realized and unrealized capital gains /(losses) on investment and impairments	333%	10%	343%
Insurance benefits and losses[1]	5%	9%	14%

Foreign exchange impact on key financial highlights – Life Insurance
Variance over the prior year, for the year ended December 31, 2003

	change in local currency	FX impact	change in USD
Gross written premiums, policy fees and insurance deposits	(8%)	13%	5%
Insurance deposits	(16%)	10%	(6%)
Gross written premiums and policy fees	0%	16%	16%
Net investment income	(3%)	15%	12%
Net realized and unrealized capital gains /(losses) on investment and impairments	108%	(5%)	103%
Insurance benefits and losses[1]	13%	20%	33%

[1] after special provisions in 2002.

Premium volume and management fees

In 2003, we continued to experience considerable premium growth in our core businesses, General Insurance and Life Insurance, most of which came from our key markets.

- Overall gross written premiums and policy fees rose 18% (8% in local currency) over 2002 reaching USD 48.9 billion.
- General Insurance growth in 2003 was 22% (13% in local currency) and was driven primarily by rate increases in all of our key markets and increased volumes in North America Consumer as a result of higher assumed reinsurance from the Farmers P&C Group Companies.
- Growth in the Life Insurance segment in 2003 was 16% (unchanged in local currency). In 2003, a full year's results from the insurance operations formerly owned by Deutsche Bank were included, whereas in 2002, the results were only included as of their acquisition in April of 2002. Excluding this and favorable foreign currency movements, our premium volume declined reflecting lower consumer confidence in investment-type products brought about by poor equity market performances since 2000. However, we have seen signs of renewed investor confidence in the latter part of 2003 resulting from equity market recoveries. Additionally, this decline is attributable to the divestment of certain life insurance operations in 2003.

- Net earned premiums and policy fees increased 27% (15% in local currency) over 2002, to USD 39.8 billion, driven by the same factors as gross written premiums and the rate increases experienced in 2002 flowing through to earned premiums in 2003.

In 2003, our Farmers Management Services segment earned USD 1.9 billion in management fees and other related revenue, an increase of 5% over the prior year. This increase was caused by higher premiums at the Farmers P&C Group Companies attributable to rate increases on most lines of business since 2002. The Group manages, but does not own, the Farmers P&C Group Companies. Additionally, higher volume of service fees were earned following increased levels of policies in-force.

Investment performance

We manage our diversified portfolio in order to optimize benefits to both shareholders and policyholders. The portfolio is managed in accordance with local regulatory and business requirements under the guidance of our Asset/Liability Management and Investment Committee.

Investment performance

in USD millions, for the years ended December 31	**2003**	2002	Change
Net investment income	**7,004**	6,230	12%
Net realized capital gains/(losses) on investments and impairments	**547**	(917)	nm
Net unrealized capital gains/(losses) on investments	**264**	(477)	nm
Net investment result	**7,815**	4,836	62%
Movements in unrealized gains and losses on investments included in shareholders' equity	**151**	(1,793)	nm
Total return (excluding investment expenses)	**4.9%**	2.3%	2.6 pts

Net investment income increased USD 774 million to USD 7.0 billion, primarily as a result of a higher invested asset base partially offset by lower yields due to a shift towards debt securities. Additionally, favorable foreign currency impacts have improved our investment income.

Net realized and unrealized capital gains and losses improved in 2003 by USD 2.2 billion to net gains of USD 811 million from a net loss of USD 1.4 billion in 2002. The improvement in net realized and unrealized capital gains and losses was attributable to realization of gains on debt securities as we repositioned the duration of our investment portfolio, the general improvement in the equity markets in 2003 and significantly reduced net losses on swaps and options in Bâloise shares which were repurchased and subsequently resold in 2003. We incurred impairments on investments, primarily equities, of USD 1.1 billion and USD 956 million in 2003 and 2002, respectively. The majority of the 2003 impairments were recorded in the first half of the year. A portion of these capital losses and impairments relate to our Life Insurance segment, where the losses have reduced the reserves for future benefits to policyholders. These reserves, however, continue to be sufficient to meet our contractual obligations, including declared policyholder dividends.

The total investment return for all asset classes was 4.9%. This return includes investment income, realized and unrealized capital gains in the income statement and movements in unrealized gains and losses on investments booked against shareholders' equity. *The return was USD 8.3 billion after excluding investment expenses of* USD 330 million.

We reduced our exposure to volatile equity markets by lowering the proportion of common stock for which we bear investment risk to 6.4% of our investment portfolio at December 31, 2003, down from 8.3% at December 31, 2002. This is in line with the strategy we announced in 2002 to limit our exposure to this volatile market to under 10%.

Net loss reserves

Gross reserves for losses and loss adjustment expenses in our General Insurance segment were USD 45.3 billion as at December 31, 2003, an increase of 18% over December 31, 2002. We believe that the level of reserves is reasonable and adequate. The reserves have been strengthened to reflect USD 800 million of adverse prior year development, primarily in liability lines of business in our North America Corporate region.

Gross reserves for losses and loss adjustment expenses in our Other Businesses segment were USD 7.8 billion as at December 31, 2003, a decrease of 8% over the prior year. Reserve strengthenings in our Centre operations were offset by decreased reserves relating to the reinsurance-run-off operations. Further details to the Centre strengthenings are included in the Segmental Financial Analysis.

Details on loss reserves are shown in note 12 of the Consolidated Financial Statements.

Total reinsurance assets as at December 31, 2003 amounted to USD 22.7 billion, an increase of USD 3.1 billion, or 16%, over the prior year. The majority of the balance relates to the reinsurers' share of insurance reserves, which will become collectible when the related gross loss is paid. This asset increased to USD 20.9 billion as at December 31, 2003, from USD 18.1 billion as at December 31, 2002, which primarily resulted from a fully secured reinsurance contract relating to the sale of Zurich Life US in 2003 to Bank One amounting to USD 3.1 billion. Additional information on reinsurance assets is included in note 16 of the Consolidated Financial Statements.

Capitalization and indebtedness

The table below presents the consolidated capitalization and indebtedness position as at December 31, 2003 and 2002.

Capitalization and indebtedness
in USD millions, as at December 31

	2003	2002	Change
Debt related to capital markets and banking activities	**5,961**	7,370	(19%)
Obligation to repurchase securities	**3,742**	3,416	10%
Total operational debt	**9,703**	10,786	(10%)
Senior debt	**2,360**	2,938	(20%)
Subordinated debt	**2,415**	1,500	61%
Total financial debt	**4,775**	4,438	8%
Preferred securities	**390**	969	(60%)
Other	**579**	238	143%
Total minority interests	**969**	1,207	(20%)
Preferred securities	**1,096**	1,096	0%
Common stock[1]	**923**	1,028	(10%)
Treasury stock	**(6)**	(14)	(57%)
Additional paid-in capital (capital reserve)	**10,208**	10,031	2%
Net unrealized gains on investments	**862**	1,080	(20%)
Cumulative translation adjustments	**181**	(484)	nm
Retained earnings	**6,120**	4,038	52%
Total shareholders' equity	**19,384**	16,775	16%
Total capitalization and indebtedness	**34,831**	33,206	5%

[1] CHF 10 par value at December 31, 2002 and CHF 9 par value at December 31, 2003.
Shares issued: 144,006,955, par value CHF 1,296 million; shares authorized: 6,000,000, par value CHF 54 million; shares contingent: 6,981,828, par value CHF 63 million.

Indebtedness

At December 31, 2003 total operational debt was USD 9.7 billion, a decrease from USD 10.8 billion at December 31, 2002. The main reason for this decrease was due to winding down certain capital markets and banking activities resulting in lower borrowings. This was partially offset by increased use of obligations to repurchase securities ("repos") in 2003 to maximize investment returns.

Total financial debt increased by USD 337 million, or 8%, since the prior year to USD 4.8 billion at December 31, 2003. On October 2, 2003, the Group issued USD 1.3 billion of subordinated debt under the Euro Medium Term Note (EMTN) program which increased our subordinated debt. This subordinated debt, due to its long-term structure and subordinated nature, will be counted towards capital by regulators and rating agencies. Proceeds raised under the EMTN program were used to support growth of the business and repay higher interest rate debt. Senior debt repaid in the year included a USD 300 million bond by Zurich Finance (USA) in July 2003. In October 2003, Farmers Group, Inc. completed the redemption of all of its outstanding 8.45% Junior Subordinated Debentures and 8.25% Junior Subordinated Debentures amounting to USD 500 million.

Minority interests have decreased since December 31, 2002, to USD 969 million, primarily due to the redemption of preferred securities by Zurich Capital Markets. Movements in foreign exchange rates on minority interests denominated in euros partially offset this decrease.

Shareholders' equity

Shareholders' equity was USD 19.4 billion at December 31, 2003 as compared with USD 16.8 billion at December 31, 2002. The increase since the prior year primarily reflects net income of USD 2.1 billion as well as the result of a net increase in unrealized gains on investments and translation adjustments due to the decline of the US dollar against key currencies (the euro, the Swiss franc and the British pound). The increase was partially offset by the USD 105 million impact of the nominal value reduction from CHF 10 to CHF 9 per each registered share paid on July 14, 2003.


in USD millions
20,000
18,000
16,000
14,000
12,000
10,000
16,775
(310)
757
42
2,120
19,384
Opening balance as at Jan 1, 2003[1]
Change in net unrealized gains on investments
Translation adjustments
Treasury stock and other transactions[2]
Net income
Balance as at Dec 31, 2003

[1] Restated to reflect adoption of new accounting standards.
[2] Treasury stock transactions, dividends, nominal value reduction and share-based payments.

For the full year of 2003, our IFRS net income return on equity was 12.5% and our business operating profit return on equity was 9.3%.

Solvency

All regulated entities of the Group are required to submit returns to their local regulators, usually on an annual basis and in some countries more frequently. These returns disclose among others the compliance of the reporting entity with the local solvency requirements and include eligible funds and admissible assets.

In addition, based on the EU Directive 98/78/EC on the supplementary supervision of insurance companies within an insurance group, the Financial Services Authority in the UK acts as lead coordinator for all our EU subsidiaries and branches.

Furthermore, Zurich Financial Services, with headquarters in Zurich, Switzerland, is regulated based on a Decree on the Consolidated Supervision of the Zurich Financial Services Group issued by the Federal Office of Private Insurance ("FOPI") on April 23, 2001, subject to consolidated supervision by FOPI which includes supervision over solvency and capital adequacy on a Group level. FOPI also coordinates regulatory supervision of the group for its remaining banking and other regulated financial services activities.

As at December 31, 2003, the subsidiaries and branches were in compliance with applicable regulatory adequacy requirements.

Liquidity and cash flow

Our headquarters in Zurich operates a treasury function responsible for managing Zurich's banking relationships, capital raising activities, including debt and equity issues, our overall cash and liquidity position and the payment of internal and external dividends for the Group and all Swiss operating units. Our business units are responsible for managing local cash and liquidity positions, including the repayment of debt. Where possible, we seek to manage funds and liquidity requirements on a pooled basis, across multiple operating units.

Liquidity requirements

Our principal cash requirements are for the payment of insurance claims and policy benefits and operating expenses, including expenses of the headquarters in Zurich, servicing debts, payment of dividends to shareholders, the acquisition of and investment in businesses and for capital expenditures.

In July 2003, in lieu of a dividend, a nominal value reduction in the par value of common stock was completed. As part of this nominal value reduction, we paid USD 105 million to shareholders of Zurich Financial Services. Additionally, in 2003, we paid dividends of USD 38 million to minority shareholders of subsidiaries.

Net repayments on debt outstanding totaled USD 1.1 billion in 2003. Proceeds included USD 1.3 billion from subordinated debt issued in 2003. These proceeds were used to repay other debt outstanding and to support the growth of our business. In October 2003, Farmers Group, Inc. completed the redemption of all of its outstanding 8.45% Junior Subordinated Debentures and 8.25% Junior Subordinated Debentures amounting to a USD 500 million redemption.

Liquidity sources

We held cash and short-term securities of USD 14.5 billion and USD 9.5 billion as at December 31, 2003 and 2002, respectively. Our principal sources of liquidity are cash flows from our operations and access to the equity and debt markets. Our business units pay insurance claims and benefits predominantly from their own cash resources. Most of our debt is funded by our business units from their own cash resources. In 2002, we successfully raised USD 2.5 billion (before transaction costs) through a rights offering. No such capital was raised in 2003. During 2003, USD 1.3 billion of subordinated debt was raised as described above in "Indebtedness". We believe our working capital together with amounts available under our credit facilities is sufficient to meet our present liquidity requirements.

Dividends from subsidiaries

Our insurance subsidiaries are subject to certain restrictions on paying dividends. These restrictions are imposed at the national and local level and differ by country and industry. We do not consider the legal and regulatory dividend constraints to be a material limitation on our subsidiaries to pay dividends to Zurich Financial Services.

Credit facilities and debt outstanding

The Group maintains various credit facilities and debt programs. The debts outstanding under these programs are described in the footnotes to the financial statements.

Cash flows from operating segments

The liquidity sources from our operating units consist of premiums, policy fees and deposits received, investment income, proceeds from the sale and maturity of investment securities and borrowings. Our Farmers Management Services segment's sources of liquidity consist of management fees and other related revenue as well as investment income. Liquidity requirements of our operating units consist of claims and benefits payments, policy surrenders, operating expenses, investment purchases, debt repayments and dividend payments to the parent company.

Cash flow

The Consolidated Financial Statements include a statement of cash flows that show the net additions to cash for the years ended December 31, 2003 and 2002. Net cash provided from operations was USD 8.5 billion in 2003 and USD 5.6 billion in 2002.

Segmental Financial Analysis

04 FEB 23 AM 7:21

Net income and business operating profit by segment

In the following sections, we discuss the results of operations for each of our segments. As set out in note 3 to the Consolidated Financial Statements, certain amounts for 2002 have been restated for the adoption of new accounting standards. Certain prior year balances have been reclassified to conform to the 2003 presentation. The results for the comparable period of 2002, unless explicitly stated otherwise, are the results before the special provisions of 2002. As investments, and the corresponding investment income and realized and unrealized capital gains and losses are managed centrally, the analysis of this aspect of our business is included in the Group Financial Review.

Net income and business operating profit by segment[1] in USD millions, for the years ended December 31	**Net income/(loss) 2003**	Net income/(loss) before special provisions 2002	Net income/(loss) after special provisions 2002	**Business operating profit 2003**	Business operating profit 2002
General Insurance	**1,780**	418	(1,354)	**2,149**	387
Life Insurance	**1,226**	376	(315)	**857**	746
Farmers Management Services	**604**	563	546	**970**	916
Other Businesses	**(1,009)**	266	(174)	**(1,044)**	(141)
Corporate Center	**(481)**	(1,527)	(2,065)	**(667)**	(733)
Total	**2,120**	96	(3,362)	**2,265**	1,175

[1] Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

In the following tables, we reconcile net income to business operating profit for the years ended December 31, 2002 and 2003 by segment.

Reconciliation of net income to business operating profit in USD millions for the year ended December 31, 2003	**General Insurance**	**Life Insurance**	**Farmers Mgmt Services**	**Other Businesses**	**Corporate Center**	**Total**
Net income	**1,780**	**1,226**	**604**	**(1,009)**	**(481)**	**2,120**
Adjusted for:						
Special provisions	–	–	–	–	–	–
Restructuring provision	–	**8**	–	**(3)**	–	**5**
(Gains) and losses on divestments of businesses	**89**	**(427)**	–	**(13)**	–	**(351)**
Realized and unrealized capital gains and losses, including impairments, excluding capital markets and banking activities	**(277)**	**(19)**	–	**(129)**	**(181)**	**(606)**
Policyholder allocation of realized and unrealized capital gains	–	**(301)**	–	–	–	**(301)**
Tax expense, adjusting for life policyholder tax	**557**	**370**	**366**	**110**	**(5)**	**1,398**
Business operating profit	**2,149**	**857**	**970**	**(1,044)**	**(667)**	**2,265**

Reconciliation of net income to business operating profit in USD millions for the year ended December 31, 2002	General Insurance	Life Insurance	Farmers Mgmt Services	Other Businesses	Corporate Center	Total
Net income[1]	(1,354)	(315)	546	(174)	(2,065)	(3,362)
Adjusted for:						
Special provisions	2,076	709	27	452	437	3,701
Restructuring provision	–	–	–	–	–	–
(Gains) and losses on divestments of businesses	11	(31)	–	(492)	14	(498)
Realized and unrealized capital gains and losses, including impairments, excluding capital markets and banking activities	114	757	13	7	826	1,717
Policyholder allocation of realized and unrealized capital gains	–	(607)	–	–	–	(607)
Tax expense, adjusting for life policyholder tax	(460)	233	330	66	55	224
Business operating profit	387	746	916	(141)	(733)	1,175

[1] Net loss after special provisions in 2002.

General Insurance

General Insurance – highlights[1]

in USD millions, for the years ended December 31	**2003**	2002	Change
Gross written premiums and policy fees	**36,250**	29,830	22%
Net earned premiums and policy fees	**27,197**	20,285	34%
Total benefits, losses and expenses	**27,419**	21,935	25%
Net underwriting result	**580**	(728)	nm
Business operating profit	**2,149**	387	455%
Net income	**1,780**	418	326%
Net loss and loss adjustment expense ratio	**72.9%**	77.9%	5.0 pts
Net expense ratio	**24.7%**	25.3%	0.6 pts
Policyholder dividend and participation in profits ratio	**0.3%**	0.3%	0 pts
Net combined ratio	**97.9%**	103.5%	5.6 pts
Net combined ratio, after special provisions in 2002	**97.9%**	111.4%	13.5 pts

[1] Before special provisions in 2002 and eliminations of intercompany transactions.

The following tables highlight the financial performance of our General Insurance segment by geographic region.

Net income/(loss) and business operating profit by geographic region[1]

in USD millions, for the years ended December 31	Net income/(loss)			Business operating profit		
	2003	2002	Change	**2003**	2002	2002
North America Corporate	**834**	618	35%	**824**	716	15%
North America Consumer	**98**	48	104%	**115**	68	69%
Continental Europe	**364**	(136)	nm	**607**	(80)	nm
UKISA	**270**	277	(3%)	**427**	106	303%
Rest of the World	**94**	77	22%	**135**	106	27%
Subtotal of regions	**1,660**	884	88%	**2,108**	916	130%
Centrally Managed Businesses and eliminations[2]	**120**	(466)	nm	**41**	(529)	nm
Total	**1,780**	418	326%	**2,149**	387	455%

[1] Before special provisions in 2002 and eliminations of intercompany transactions.
[2] Centrally Managed Businesses include our internal reinsurance and other businesses managed by the headquarters in Zurich.

Gross written premiums and combined ratio by geographic region[2]

for the years ended December 31	Gross written premiums[1]			Combined ratio		
	2003	2002	Change	**2003**	2002	2002[3]
North America Corporate	**15,466**	13,762	12%	**97.1%**	97.2%	106.2%
North America Consumer	**3,175**	1,260	152%	**98.7%**	97.5%	97.5%
Continental Europe	**9,930**	7,528	32%	**98.2%**	106.8%	111.2%
UKISA	**5,932**	4,814	23%	**97.6%**	101.9%	104.7%
Rest of the World	**2,064**	1,803	14%	**94.3%**	96.7%	99.6%
Subtotal of regions	**36,567**	29,167	25%	**nm**	nm	nm
Centrally Managed Businesses and eliminations[4]	**(317)**	663	nm	**nm**	nm	nm
Total	36,250	29,830	22%	97.9%	103.5%	111.4%

[1] Gross written premiums in USD millions.
[2] Before eliminations of intercompany transactions.
[3] Combined ratio after 2002 special provisions.
[4] Centrally Managed Businesses include our internal reinsurance and other businesses managed by the headquarters in Zurich.

Continental Europe is our second largest General Insurance region. Key financial information is provided for the four key markets of Germany, Switzerland, Italy and Spain, as well as for Continental Europe Corporate, which writes business for large corporate customers in Europe and is managed centrally in Zurich.

Continental Europe General Insurance – highlights[1]

in USD millions, for the years ended December 31	**2003**	2002[2]	*Change*
Gross written premiums and policy fees	**9,930**	7,528	32%
Germany[3]	**2,682**	1,937	38%
Switzerland[3]	**1,677**	1,325	27%
Italy[3]	**1,410**	973	45%
Spain[3]	**1,225**	925	32%
Continental Europe Corporate[3]	**2,402**	1,796	34%
Rest of Europe[3]	**1,713**	1,364	26%
Combined ratio[2]	**98.2%**	106.8%	8.6 pts
Germany	**95.1%**	100.8%	5.7 pts
Switzerland	**104.6%**	112.5%	7.9 pts
Italy	**95.6%**	99.1%	3.5 pts
Spain	**97.7%**	105.1%	7.4 pts
Continental Europe Corporate	**95.6%**	109.3%	13.7 pts

[1] Before eliminations of intercompany transactions.
[2] Before special provisions in 2002.
[3] Before elimination of inter-region transactions.

Business operating profit

Business operating profit increased USD 1.8 billion from USD 387 million for 2002 to USD 2.1 billion for 2003, largely as a result of the same factors discussed below contributing to the 5.6 percentage point improvement in our net combined ratio.

Total premium volume

Our General Insurance segment's gross written premiums and policy fees increased USD 6.5 billion, or 22% (13% in local currency), from USD 29.8 billion for 2002 to USD 36.3 billion for 2003. Gross written premiums and policy fees increased 12% in our North America Corporate region, 152% in our North America Consumer region, 32% in our Continental Europe region, 23% in our UKISA region and 14% in our Rest of the World region.

The growth of gross written premiums and policy fees in our **North America Corporate** region is primarily driven by rate increases. We continued to achieve significant rate increases in most lines of business in 2003. Our average premium rate increase was nearly 16% in 2003. We have continued to focus our growth in profitable lines of business. Our Corporate Customer line of business experienced the largest volume increase benefiting from the flight to quality in this sector. Our Small Business line of business had the largest decrease in volume as we strategically withdrew from certain unprofitable sectors. Rate increases ranged from nearly 4% for our Corporate Customers business to 33% for our Specialties business.

The USD 1.9 billion, or 152%, increase in gross written premiums and policy fees in our **North America Consumer** region is the result of two new quota share reinsurance treaties entered into on December 31, 2002 between Farmers Re and certain other Group internal reinsurance entities and the Farmers P&C Group Companies. These internal reinsurance entities have now been included in our North America Consumer region to best reflect the regional results for 2003. The two new treaties cover 20% of premiums in personal automobile lines of business and 10% of all remaining lines of business written by the Farmers P&C Group Companies. Our North America Consumer region now also reports 100% of the Group's share of the auto physical damage (APD) treaty.

The gross written premium and policy fees growth in our **Continental Europe** region of 32% is a result of rate increases and higher business volume as well as the appreciation of the euro (23.1% appreciation) and Swiss franc (18.7% appreciation) against the US dollar.

- In **Germany,** the largest country within our Continental Europe region in terms of gross written premiums and policy fees, the growth of 38% (12% in local currency) is due to strong new business, particularly in the property and liability lines of business. Throughout 2003, as part of our cost savings and profit improvement initiatives, we have been re-underwriting significant portions of our portfolio leading to increases in the premium rates contributing to the higher gross written premiums and policy fees.
- In **Switzerland,** gross written premiums and policy fees increased 27% (7% in local currency). The local currency growth is largely attributable to rate increases with growth concentrated in our automobile and liability lines of business.
- In **Italy,** gross written premiums and policy fees have increased by 45% (18% in local currency). Premium volume growth accounts for 6% of the growth in local currency with the remainder coming from rate increases. All of our lines of business have increased premiums in 2003 with particularly strong growth in our automobile line of business.
- In **Spain,** we experienced a 32% (8% in local currency) increase in gross written premiums and policy fees. This is due to a combination of rate increases and volume increases. The growth was most significant on our third party liability and fire and other property lines of business.
- Finally, **Continental Europe Corporate (CEC),** which underwrites general insurance corporate business for international and larger national companies, experienced an increase of 34% (12% in local currency) in its gross written premiums and policy fees for 2003. This growth was caused by a combination of higher rates and volumes, particularly in the property and liability lines of business and was partially offset by the discontinuance of business in Norway and Denmark.

Our **UKISA** region had a 23% (4% local currency) increase in gross written premiums and policy fees for 2003 as compared to the prior year. This region benefited from the appreciation of the British pound (11.1%) in the United Kingdom, the euro (23.1%) in Ireland and the rand (40%) in South Africa against the US dollar. In local currency, the United Kingdom, which is the largest country within this region, our commercial lines of business drove the growth, particularly the property and liability lines of business. These lines benefited from both higher rates and increased volumes.

Gross written premiums and policy fees increased 14% in our **Rest of the World** region. The largest increases in gross written premiums and policy fees in this region were experienced in Argentina, Australia, Chile and Japan. In Australia, we continued to benefit from hardening markets, which enabled us to raise our rates as well as increase volume. This growth was also helped by the 21.3% appreciation of the Australian dollar against the US dollar. Gross written premiums in Japan increased in the commercial lines of business largely due to further penetration of the industrial risk market and the direct distribution channel has once again increased over the prior year. Additionally, the Japanese yen appreciated 10% against the US dollar, which has contributed to the overall growth of gross written premiums and policy fees. The growth of gross written premiums and policy fees in Argentina is largely attributable to increases in the automobile line of business. The growth in Chile is due to higher premium volumes in corporate and wholesale business.

Total revenues

Our General Insurance segment's total revenues increased USD 7.6 billion, or 34% (23% in local currency), from USD 22.2 billion for the year end 2002 to USD 29.8 billion for the same period of 2003. In each of our regions, we experienced an increase in total revenues driven primarily by an increase in premiums. Additionally, all of our regions except Centrally Managed Businesses experienced an increase in net investment results.

Our General Insurance segment's net earned premiums and policy fees increased USD 6.9 billion, or 34% (24% in local currency), from USD 20.3 billion for the year of 2002 to USD 27.2 billion for the year in 2003. The growth in net earned premiums in our North America Corporate (19%), North America Consumer (189%), Continental Europe (34%), UKISA (31%) and Rest of the World (14%) regions, was driven by the same factors as the growth in gross written premiums and policy fees in those regions and the rate increases experienced in 2002 flowing through to earned premiums in 2003.

Total benefits, losses and expenses

Total benefits, losses and expenses in our General Insurance segment increased USD 5.5 billion, or 25% (15% in local currency), from USD 21.9 billion for the year 2002 to USD 27.4 billion for the same period in 2003. Our net combined ratio for 2003 improved by 5.6 percentage points to 97.9% from 103.5% for 2002. Our net loss ratio improved 5.0 percentage points to 72.9% in 2003.

Insurance benefits and losses in our **North America Corporate** region increased by 22% in 2003. The largest cause of this increase was approximately USD 800 million of reserve strengthening for prior year development on liability lines of business for 2000 and prior. Offsetting this increase is favorable property claims development and improved frequency experience. The net effect of these is a 1.8 percentage point decline in the net loss ratio to 76.3% in 2003.

Our **North America Consumer** region incurred USD 1.3 billion, or 182%, higher insurance benefits and losses as a result of the two new quota share reinsurance treaties with the Farmers P&C Group Companies entered into on December 31, 2002. The performance on the APD quota share treaties in 2003 was comparable to 2002. For the year of 2003, the loss ratio has improved by 1.7 percentage points to 61.8% in this region.

Insurance benefits and losses in our **Continental Europe** region increased by USD 1.1 billion, or 23% (2% in local currency), to USD 6.0 billion in 2003 over the prior year.

- In **Germany,** the increase of 24% (1% in local currency), despite 33% (8% in local currency) higher net earned premiums, demonstrates the success of our profit improvement initiatives. Higher underwriting standards have contributed to improved underwriting result in 2003. We also benefited from the absence of major catastrophes in 2003. This has resulted in a 5.2 percentage point improvement in our loss ratio to 71.1% in 2003.
- In **Switzerland,** insurance benefits and losses increased by 17%. In local currency, these losses declined by 2% reflecting considerably lower natural disasters and the absence of catastrophe losses. Additionally, we have benefited from the tightened underwriting standards associated with the profit improvement initiatives. As net earned premiums have increased 7% in local currency, our loss ratio in Switzerland has improved by 7.4 percentage points to 78.3% in 2003.
- In **Italy,** insurance benefits and losses increased by 36% (10% in local currency). This increase is due to higher premium volumes and higher average claim cost partially offset by lower frequency. In Italy, our loss ratio has improved by 4.2 percentage points to 72.6% in 2003.
- In **Spain,** insurance benefits and losses increased by 17%. In local currency, we experienced a 4% decline in losses. This decline was caused by significantly fewer large claims in 2003 as well as the impact of tightened underwriting standards associated with profit improvement initiatives. As a consequence, our loss ratio in Spain has improved by 5.2 percentage points to 73.4% in 2003.
- In **CEC,** the increase of 31% (10% in local currency) is due to the higher premium volumes in 2003. In 2003, USD 18 million of net losses arising from the flooding in southern France were incurred and were partially offset by favorable development on the 2002 flood losses in Germany. As insurance losses and benefits have grown less than net earned premiums, the loss ratio for CEC has improved by 9.7 percentage points to 73.5% in 2003.

As the insurance benefits and losses for this region have increased at a lower rate than net earned premiums, our loss ratio improved 6.4 percentage points to 73.7% for 2003 from 80.1% in the prior year.

Insurance benefits and losses in our **UKISA** region increased by USD 650 million, or 23% (10% in local currency), to USD 3.5 billion for 2003. This increase is attributable to the increased volume of business written, adverse prior year development on asbestos reserves and favorable development on other reserves. The impact of lower claims frequency on certain United Kingdom commercial lines of business offset by an increase in subsidence claims contributed to our UKISA region's loss ratio improving 4.9 percentage points to 74.0% for the full year 2003.

Insurance benefits and losses in our **Rest of the World** region increased by USD 48 million, or 8%, for the full year of 2003. The net losses in Australia have benefited from good claims performance in short tail lines leading to an overall reduction in net losses in the year of 2003 as compared to the year of 2002. Accordingly, our Rest of the World region's loss ratio has improved by 2.8 percentage points to 56.6% for the year 2003.

Insurance benefits and losses in our **Centrally Managed Businesses** have decreased by USD 322 million in 2003 to USD 876 million primarily due to lower losses related to certain businesses in run-off, partially offset by other strengthenings.

Other costs and expenses

Other costs and expenses in our General Insurance segment increased USD 1.4 billion, or 24%, from USD 6.1 billion for the year 2002 to USD 7.5 billion for the year of 2003. The overall increase in our General Insurance segment's other costs and expenses is primarily driven by underwriting and policy acquisition costs. These increased by USD 1.3 billion, largely due to North America Consumer where we recorded an additional USD 798 million associated with the two new quota share reinsurance treaties from the Farmers P&C Group Companies and in Continental Europe and UKISA where these costs were adversely affected by foreign currency movements. The remaining other costs and expenses, in local currency, declined in spite of increased premium volumes reflecting the strict financial discipline instilled through our cost savings and profit improvement initiatives and the associated cost reduction efforts, including headcount reductions that were made by most of our operations. This contributed to an improvement in our General Insurance segment's net expense ratio of 0.6 percentage points from 25.3% for 2002 to 24.7% for 2003.

Life Insurance

Life Insurance – highlights[1]

in USD millions, for the years ended December 31	2003	2002	Change
Gross written premiums, policy fees and insurance deposits	**20,560**	19,532	5%
Gross written premiums and policy fees	**11,810**	10,205	16%
Total revenues	**16,964**	13,474	26%
Total benefits, losses and expenses	**15,250**	13,315	15%
Business operating profit	**857**	746	15%
Net income	**1,226**	376	226%

[1] Before special provisions in 2002 and eliminations of intercompany transactions.

Life – embedded value results

in USD millions, for the years ended December 31	2003	2002	Change
Gross new business premiums annual premium equivalent (APE)	**2,134**	2,082	2%
New business profit, after tax	**192**	128	50%
New business profit margin (as % of APE)	**9.0%**	6.1%	2.9 pts
Embedded value operating profit, after tax	**1,059**	996	6%
Embedded value operating return, after tax[1]	**10.5%**	9.0%	1.5 pts
Expected return	**8.1%**	8.4%	(0.3 pts)

[1] Before foreign currency translation effects.

Net income and business operating profit by geographic region[1]

in USD millions, for the years ended December 31	Net income 2003	Net income 2002	Net income Change	Business operating profit 2003	Business operating profit 2002	Business operating profit Change
North America Consumer[2]	**56**	204	(73%)	**245**	326	(25%)
Continental Europe	**482**	246	96%	**294**	231	27%
UKISA	**633**	(101)	nm	**271**	147	84%
Rest of the World	**40**	27	48%	**39**	42	(7%)
Centrally Managed Businesses	**15**	–	nm	**8**	–	nm
Total	**1,226**	376	226%	**857**	746	15%

[1] Before special provisions in 2002 and eliminations of intercompany transactions.
[2] North America Corporate is no longer active in life insurance.

Total premium volume and new business profit margin by geographic region[1]

for the years ended December 31	Total premium volume[3] 2003	Total premium volume[3] 2002	Total premium volume[3] Change	New business profit margin 2003	New business profit margin 2002	New business profit margin Change
North America Consumer[2]	**2,434**	4,210	(42%)	**31.1%**	14.4%	16.7 pts
Continental Europe	**9,790**	7,623	28%	**7.9%**	1.4%	6.5 pts
UKISA	**6,571**	6,297	4%	**6.9%**	7.1%	(0.2 pts)
Rest of the World	**1,495**	1,402	7%	**(0.5%)**	3.3%	(3.8 pts)
Centrally Managed Businesses and eliminations	**270**	–	nm	**nm**	nm	nm
Total	**20,560**	19,532	5%	**9.0%**	6.1%	2.9 pts

[1] Before eliminations of intercompany transactions.
[2] North America Corporate is no longer active in life insurance.
[3] Gross written premiums, policy fees and insurance deposits. In USD millions.

Continental Europe is our largest region in the Life Insurance segment. Key financial information is provided for our four key markets of Germany, Switzerland, Italy and Spain.

Continental Europe Life Insurance – highlights[1]

in USD millions, for the years ended December 31	2003	2002	Change
Gross written premiums, policy fees and insurance deposits	**9,790**	7,623	28%
Germany	**4,385**	3,126	40%
Switzerland	**3,389**	2,958	15%
Italy	**845**	541	56%
Spain	**493**	315	57%
Rest of Europe	**678**	693	(2%)
New business profit margin	**7.9%**	1.4%	6.5 pts
Germany	**7.4%**	3.4%	4.0 pts
Switzerland	**8.0%**	(8.1%)	16.1 pts
Italy	**16.5%**	20.4%	(3.9 pts)
Spain	**15.4%**	3.8%	11.6 pts
Rest of Europe	**(4.9%)**	(3.5%)	(1.4 pts)

[1] Before eliminations of intercompany transactions.

Business operating profit
Business operating profit for our Life Insurance segment increased USD 111 million from USD 746 million for 2002 to USD 857 million for 2003.

Total premium volume
Life Insurance **gross written premiums, policy fees and insurance deposits** increased by USD 1.1 billion, or 5%, to USD 20.6 billion for 2003. In local currency, we experienced an 8% decline in gross written premiums and policy fees and insurance deposits. An increase in gross written premiums and policy fees, in USD terms, was partially offset by a decrease in insurance deposits.

Gross written premiums and policy fees
Gross written premiums and policy fees in our Life Insurance segment have grown by USD 1.6 billion, or 16% (unchanged in local currency), to USD 11.8 billion for 2003 from USD 10.2 billion for 2002.

North America Consumer experienced a 19% decrease in gross written premiums and policy fees in 2003 due to the fact that Farmers Life stopped writing new structured settlements business in the latter part of 2002 and the sale of Zurich Life US (excluding Kemper Investors Life Insurance Company) in the third quarter of 2003. Growth in term life insurance has partially offset this decrease.

Continental Europe experienced the largest increase in gross written premiums and policy fees in 2003. This growth was primarily due to the inclusion of the former Deutsche Bank insurance operations, acquired in April of 2002, for the full year of 2003 and favorable foreign currency movements. The increase was partially offset by the impact of divested operations.

- In **Germany,** gross written premiums and policy fees increased by 38% (13% in local currency). The increase was largely due to the inclusion of the insurance operations formerly owned by Deutsche Bank for a full year in 2003 as compared to 2002 when they were only included since the April acquisition date.
- **Switzerland** experienced an increase in gross written premiums and policy fees of USD 420 million, or 14%, driven by the appreciation of the Swiss franc against the US dollar. In local currency, our Swiss life operation's gross written premiums and policy fees decreased slightly as less policies were sold as a result of lower policyholder dividends.
- In **Italy,** gross written premiums and policy fees increased by USD 140 million, or 49% (21% in local currency), over the prior year due to the introduction of certain new products, particularly in individual insurance policies.
- In **Spain,** gross written premiums and policy fees decreased by USD 33 million, or 14%, over the prior year. In local currency, the decline was 30% and was caused by historically low interest rates leading to lower demand for guaranteed interest products. Certain new products were successfully launched late in 2003. However, sales of these products could not compensate for the overall decline.

Gross written premiums and policy fees of our **UKISA** region remained fairly constant at USD 1.7 billion in the year 2003 compared to the same period in 2002. In local currency terms, there has been a decrease of 7% largely driven by the stock market movements in 2003 and 2002 and the corresponding impact on the release of front-end fees which are included in gross written premiums and policy fees.

Gross written premiums and policy fees in our **Rest of the World** region of USD 824 million increased in 2003 by USD 126 million, or 18%, over the year of 2002. This was primarily driven by new products distributed through the bancassurance channel in Asia Pacific.

Insurance deposits

Insurance deposits in our Life Insurance segment decreased by USD 577 million, or 6% (16% in local currency), from USD 9.3 billion in 2002 to USD 8.8 billion for the current year.

Our **North America Consumer** region experienced the largest decline in insurance deposits. These declined by USD 1.5 billion, or 52% in 2003. This decline was primarily due to the sale of Zurich Life US. At Farmers Life, discontinued structured settlements not involving life contingencies were only partially offset by increased fixed and variable annuity sales.

In **Continental Europe,** insurance deposits increased by USD 550 million, or 54% (25% in local currency) to USD 1.6 billion in 2003. This increase is due to the successful launch of new products and the effects of including a full year of results from the acquired insurance operations. These increases were partially offset by the effects of the divestment of life operations throughout 2003.

- In **Germany,** insurance deposits increased by 50% (22% in local currency) primarily due to growth in a new unit linked product that was introduced in August of 2003. Additionally, the growth was attributable to the inclusion of a full year of results from the insurance operations acquired from Deutsche Bank whereas, in the comparative period, these results were only included from the April 2002 acquisition date. Finally, favorable foreign currency movements have increased the deposits in 2003.
- The volume of insurance deposits are not significant for our life operations in **Switzerland.**
- In **Italy,** insurance deposits increased by 64% (34% in local currency). These operations benefited from the launch of new products and a successful campaign to encourage investors to reinvest maturing products with Zurich.
- In **Spain,** insurance deposits increased by USD 211 million, or 246% (181% in local currency). This growth was largely attributable to the introduction of three new unit linked products sold through the bancassurance channel.

Our **UKISA** region recorded a 5% increase in insurance deposits. However, in local currency, insurance deposits declined by 7%. This decline was largely due to lower volume of fixed income related products in Eagle Star Life in 2003. Sales of other products in UKISA partially offset this decline. Additionally, the sale of Zurich Life UK in the fourth quarter of 2003 contributed to the decline.

Our **Rest of the World** region recorded a 5% reduction in insurance deposits, which was caused, in general, by poor stock market performance over the past several years leading to lower sales of investment type products. In Australia, the decline was 41% (51% in local currency) and caused by a market trend shifting away from diversified funds, which is Zurich Australia's strength. The decline in Australia was partially offset by increases in our life operations in Japan and Taiwan.

Total revenues

Our Life Insurance segment's total revenues increased by USD 3.5 billion, or 26% (9% in local currency), to USD 17.0 billion in 2003 from USD 13.5 billion in 2002. Net earned premiums and policy fees increased by USD 1.6 billion, or 17%, to USD 11.0 billion in 2003 from USD 9.4 billion in 2002. Excluding UKISA, each of our regions had movements in net earned premiums that were in line with the movement in gross written premiums. In UKISA, cessions of annuities to a third party caused a 4% reduction in net earned premiums despite a 3% increase in gross written premiums.

Total benefits, losses and expenses

Our Life Insurance segment's total benefits, losses and expenses increased by USD 2.0 billion, or 15% (a decline of 2% in local currency), to USD 15.3 billion in 2003 from USD 13.3 billion in 2002.

Insurance benefits and losses

Insurance benefits and losses increased by USD 2.8 billion, or 33% (13% in local currency), to USD 11.2 billion for 2003 from USD 8.4 billion for 2002.

North America Consumer region recorded a decrease in total insurance benefits and losses of 29%, largely due to lower benefits on structured settlements which it stopped writing in the latter half of 2002 and the effects of the divestment of Zurich Life US.

Our **Continental Europe** region recorded the largest increase in insurance benefits and losses. These increased by 27% (5% in local currency). This was caused by successful sales of new products and also due to including the results of the former Deutsche Bank insurance operations, acquired in April of 2002, for the full year of 2003. These increases were partially offset by the effects of life operations that were divested in 2003.

- In **Germany,** insurance benefits and losses increased by 41% (15% in local currency). The increase was largely caused by the incremental impact of the acquired life operations being included for the full year of 2003 whereas, in 2002, they were only included from the April date of acquisition.
- In **Switzerland,** insurance benefits and losses increased 16%. However, in local currency, there has been a decrease of 2%. The decrease was primarily due to the effects on reserves for future policyholder benefits arising from the lowering of the federally mandated minimum interest rate from 4.0% to 3.25% in 2003 and

- In **Italy,** insurance benefits and losses increased 59% (29% in local currency) reflecting the higher premium volumes in 2003 as well as the maturity of several products sold in earlier years.
- In **Spain,** measured in US dollar terms, there was no significant movement in insurance benefits and losses in 2003. In local currency, there was a 22% decline reflecting the lower premium volumes.

In our **UKISA** region, insurance benefits and losses increased by USD 827 million, or 147% (123% in local currency). The falling stock market in 2002 contributed to reduced benefits to policyholders in that year while in 2003, increases in stock market levels contributed to higher benefits. The net effect of various minor changes in provisions and assumptions, as well as a reinsurance agreement with a third party, partially offset the impact of the recovery in the stock market.

Our **Rest of the World** region has had an increase in insurance benefits and losses of 47% (46% in local currency). The increase was driven primarily by the growth of new products distributed through the bancassurance channel in Asia Pacific.

Policyholder dividends and participation in profit

Policyholder dividends and participation in profit decreased by USD 102 million, or 36%, to USD 182 million in 2003 from USD 284 million in 2002. The decrease was caused by our Continental Europe region and partially offset by increases in our UKISA region. The remaining regions did not have significant movements in policyholder dividends and participation in profit.

In **Continental Europe,** policyholder dividends and participation in profit decreased by USD 301 million, or 74%, primarily attributable to **Germany** where the capital losses have reduced the reserves for future benefits to policyholders. These reserves, however, continue to be sufficient to meet our contractual obligations, including declared policyholder dividends.

In **UKISA,** policyholder dividends shifted from revenue of USD 152 million in 2002 to expense of USD 48 million in 2003. This was mainly due to recovering stock market levels and the corresponding requirement to return a portion of the gains to the policyholders and only partially offset by the effects of various other items, including a reinsurance deal with a third party.

Underwriting and policy acquisition costs

Underwriting and policy acquisition costs decreased by USD 768 million, or 38% (44% in local currency), from USD 2.0 billion for the year of 2002 to USD 1.3 billion for the year of 2003.

In **North America Consumer,** prior to the divestment of the Zurich Life US operations, a review of the life business being retained in North America was performed. This review indicated that, in connection with the divestment process, USD 100 million of deferred acquisition costs would no longer be recoverable and were, accordingly, written off against income. This contributed to an increase in underwriting and policy acquisition costs of USD 115 million in this region.

The **Continental Europe** region recorded an increase which was primarily due to including the results of the former Deutsche Bank insurance operations for the full year of 2003. This increase was most significant in **Germany.** Movements in underwriting and policy acquisition costs in **Switzerland, Italy** and **Spain** were in line with movements in the premium volumes.

UKISA offset the increases mentioned above. In UKISA, we have seen a decrease of USD 953 million. Favorable movements in the UK stock market have decreased the amount of amortization of deferred policy acquisition expense in 2003 as compared to the prior year.

The **Rest of the World** region did not have significant variances in underwriting and policy acquisition costs.

Other operating and administrative expenses

Other operating and administrative expenses decreased by USD 10 million, or 1% (12% in local currency), to USD 1.5 million for 2003.

In **North America Consumer,** other operating and administrative expenses declined by USD 116 million, or 47%. The decline was largely due to the cost savings associated with profit improvement initiatives and the divestment of Zurich Life, partially offset by higher pension costs.

In **Continental Europe,** other operating and administrative expenses declined by USD 61 million, or 11% (28% in local currency). The decline comes despite the incremental addition of the acquired operations. The cost improvement was largely due to measures associated with cost savings and profit improvement inititatives and the effect of the divestment of various life operations throughout 2003.

In **UKISA,** other operating and administrative expenses increased 14% (2% in local currency). The increase was largely due to higher pension costs and expenses related to non-insurance subsidiaries and only partially offset by the effects of cost savings initiatives and the divestment of Zurich Life UK in 2003.

Our **Rest of the World** region incurred USD 100 million higher other operating and administrative expenses in 2003, primarily in Australia, Mexico, Chile and Argentina. In Australia, Chile and Argentina, expenses have been adversely affected by foreign exchange rate movements while Mexico has been adversely affected by restructuring charges.

Amortization of goodwill and other intangible assets

Amortization of goodwill and other intangible assets has decreased by USD 78 million from the prior year to USD 175 million for 2003. In 2002, we recorded a special provision of USD 558 million to write-off goodwill. As a result of lower goodwill balances, the amortization charge on the remaining amount was less in 2003.

Shareholders' intangibles and recoverability

Although not a measure of current profitability, an important factor to consider when evaluating the sustainability of life insurance earnings is the recoverability of deferred acquisition costs (DAC) and other intangibles that have been capitalized. The following table sets out the amount of shareholders' intangibles to be recovered.

Shareholders' intangibles and recoverability
in USD billions, as at December 31, 2003

DAC asset included in the Life Insurance segment balance sheet	**9.8**
Present value of future profits (linked to acquisitions)	**1.2**
Deferred front-end fees liability	**(3.0)**
Investments less reserves for life insurance where the investment risk is carried by the policyholders	**(1.3)**
Policyholder share of DAC and other intangibles	**(2.1)**
Tax deductions on intangibles	**(1.4)**
Net after tax shareholders' intangibles to be recovered from future earnings	**3.2**

DAC consists of the costs of acquiring new business, including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new business. The present value of future profits is the discounted value of the profit on acquired insurance contracts to be amortized over the expected life of these contracts. These are defined in note 2 of the Consolidated Financial Statements.

Some charges assessed against policyholders' balances can be deferred as unearned revenue (deferred front-end fees) and recognized in income over the period benefited, using the same assumptions as those used to amortize DAC.

Certain life insurance policies are established to meet specific investment objectives of policyholders who bear the investment risk. In these cases, investment income and investment gains and losses accrue directly to policyholders. Under our IFRS accounting policies, surrender charges are not anticipated in determining the liability for policyholder benefits and hence a mismatch arises between invested assets and reserves for those life insurance contracts where the investment risk is carried by the policyholder.

Both of these amounts should be considered with the deferred acquisition costs and other intangible assets when assessing the amount of DAC and other intangibles to be recovered from future earnings.

Embedded value

Embedded value operating, after tax, profit for 2003 was USD 1.1 billion, corresponding to an **operating return on embedded value of** 10.5%, 2.4 percentage points above the expected return of 8.1%. This represents a 1.5 percentage point improvement over the operating return for 2002 of 9.0%. Operating profit in North America Consumer was USD 318 million corresponding to an operating return of 10.0%, primarily due to a strong contribution from new business. In Continental Europe, operating profit increased to USD 380 million in 2003, an increase of USD 4 million over 2002. The restructuring of Group business in Switzerland and strong expense reductions allowing Germany to increase the shareholders' share of profits going forward, have contributed to the strong operating return of 19.6% for 2003 for the region. The 2003 operating result for our UKISA region was USD 321 million, an increase of USD 152 million from the 2002 result, which was depressed by additional reserving for annuitant mortality. In the Rest of the World region, operating profit was USD 40 million in 2003, a reduction of USD 27 million from 2002, due to higher than expected expenses and poor surrender experience in Latin America, and a reduced contribution from new business in Asia Pacific.

The turmoil in the economic markets during 2002 had a strong negative effect on the embedded value in 2002. 2003 has seen stock markets stabilize and recover, resulting in a positive contribution to embedded value. This, however, has been offset by the anticipation of the effect of the legal quote system which will be introduced in 2004 in Switzerland, and by lower projected investments returns resulting from reduced exposure to equities in Continental Europe and UKISA. Our total embedded value profit for 2003 was USD 928 million, corresponding to a total return of 9.2%.

Gross **new business premiums,** measured on an annual premium equivalent (APE) basis (new annual premiums plus 10% of single premiums), reduced over the prior year by 8% in local currency terms to USD 2.1 billion (an increase of 2% in USD). The increase in Continental Europe due to the acquisition of the former Deutsche Bank insurance operations during 2002 and successful launches of new investment products in both Italy and Spain, have been offset by reductions in new business premium seen in both North America Consumer (down 39% due to lower volumes of single premium products and the divestment of Zurich Life US) and Rest of the World (down 11% in local currency). Despite the sale of Zurich Life UK in the fourth quarter of 2003, new business premiums in our UKISA region were relatively flat in local currency in a market where trading conditions remain difficult.

New business profit contributed USD 192 million to our after tax embedded value profit, an increase of 50% (38% in local currency) when compared to 2002. North America Consumer new business value added USD 71 million, an increase of USD 17 million over 2002 primarily due to the discontinuance of lower margin structured settlement products and increased margins on traditional life products in Farmers Life. The re-pricing of Group business and lowering of bonus rates on individual products in Switzerland, the above mentioned effect of expense reductions in Germany and across the Continental Europe region, have resulted in a substantial increase in value added by new business to USD 63 million for 2003. UKISA new business contributed USD 59 million in 2003, corresponding to a new business margin of 6.9% in 2003. In our Rest of the World region, new business reduced embedded value profit by USD 1 million, a reduction of USD 10 million compared to 2002. This reduction is primarily a result of large sales of interest sensitive products in the first half of the year and lower than expected sales in some key businesses in Asia Pacific.

Across all of our Life operations, our overall **new business profit margin** showed a strong improvement, increasing from 6.1% in 2002, to 9.0% in 2003.

Farmers Management Services

In the United States, our Farmers Management Services segment continued to show profitable growth in 2003. Farmers Group, Inc. and its subsidiaries (FGI) provide non-claims related management services to the Farmers P&C Group Companies, prominent writers of personal lines and small commercial lines business. "Farmers" is our main market brand for personal insurance in the United States. While premiums are written and claims are paid by the Farmers P&C Group Companies, which we do not own, FGI provides non-claims related management services to the Farmers P&C Group Companies and receives management fees for these services.

Farmers Management Services – highlights[1]

in USD millions, for the years ended December 31	2003	2002	Change
Management fees and other related revenue	**1,885**	1,799	5%
Management expenses and other related expenses	**900**	871	3%
Business operating profit	**970**	916	6%
Net income	**604**	563	7%
Gross operating margin	**52.3%**	51.6%	0.7 pts
Gross written premiums of the Farmers P&C Group Companies	**13,833**	13,527	2%
Gross earned premiums of the Farmers P&C Group Companies	**13,654**	13,245	3%

[1] *Before special provisions in 2002 and eliminations of intercompany transactions.*

Management fees and other related revenue, which primarily consist of management fees from the Farmers P&C Group Companies, increased 5% from USD 1.8 billion for 2002 to USD 1.9 billion for the current year, due mainly to a 3% increase in gross earned premiums of the Farmers P&C Group Companies. Gross earned premiums were higher as a result of premium rate increases, primarily implemented in 2002, across all lines of businesses. The other related revenue was also higher in 2003 due to increased service and membership fees.

Despite an increase in operating revenues and the costs associated with the redemption of our QUIPS, expenses increased by only USD 29 million in 2003. This was achieved by futher improving our operating efficiencies through cost savings initiatives, including lower headcount. In 2003, cost savings and profit improvement initiatives contributed approximately USD 82 million in additional net income. As a result of these operating efficiencies and higher revenue, gross operating margin increased 0.7 percentage points in 2003 to 52.3%.

Net income for our Farmers Management Services segment increased by USD 41 million, or 7% from USD 563 million in 2002 to USD 604 million in 2003, reflecting the strong growth in revenue and the success of our cost cutting efforts.

Business operating profit for our Farmers Management Services segment increased by USD 54 million, or 6%, from USD 916 million for 2002 to USD 970 for 2003, reflecting the same favorable factors as impacted our net income.

Other Businesses

Our Other Businesses segment includes capital markets and banking activities, our Centre operations, asset management activities and reinsurance-run-off as set out in note 1 to the Consolidated Financial Statements. Those activities are not considered to be core businesses, and certain parts of these business operations were discontinued, divested or put in run-off in 2003 and 2002.

Other Businesses – highlights[1]

in USD millions, for the years ended December 31	**2003**	2002	Change
Net earned premiums and policy fees	**1,546**	1,622	(5%)
Net investment result	**1,227**	1,255	(2%)
Net gain on divestments of businesses	**13**	492	(97%)
Insurance benefits and losses, including policyholder dividends	**2,394**	1,681	42%
Other operating and administrative expenses	**(630)**	(912)	(31%)
Business operating profit/(loss)	**(1,044)**	(141)	nm
Net income/(loss)	**(1,009)**	266	nm

[1] Before special provisions in 2002 and eliminations of intercompany transactions.

Developments at Centre adversely affected the results of the Other Business segment for 2003. Due to the relative importance of Centre to this segment, key financial data for Centre is shown below. Additional disclosure of Centre's income statement is included in the financial supplement.

Centre and Other Businesses – highlights[1]	**Centre**		**Other operations of the segment**	
in USD millions, for the years ended December 31	**2003**	2002	**2003**	2002
Net earned premiums and policy fees	**1,337**	1,430	**209**	192
Net investment result	**623**	540	**604**	715
Insurance benefits and losses	**(1,815)**	(1,064)	**(232)**	(121)
Business operating profit/(loss)	**(985)**	(77)	**(59)**	(64)
Net income/(loss)	**(817)**	(67)	**(192)**	333

[1] Before special provisions in 2002 and eliminations of intercompany transactions.

The net loss at Centre was largely a result of provisions for adverse reserve development, write-down of certain assets and other provisions. The table below illustrates the composition of these charges as of our last reporting on the third quarter, developments in the fourth quarter and the full year impact.

Centre total provisions and asset write-downs in USD millions	**Nine months ended September 30, 2003**	Fourth quarter 2003	**Year ended December 31, 2003**
Adverse reserves development	**(781)**	(9)	**(790)**
Work-out provision	**(134)**	–	**(134)**
Interest rate alignments	**(97)**	–	**(97)**
DAC write-down	**(46)**	–	**(46)**
Other asset write-down	**(12)**	(26)	**(38)**
Total provisions and asset write-downs	**(1,070)**	(35)	**(1,105)**
Net income/(loss)	**(831)**	14	**(817)**

In April 2002, Zurich Scudder Investments was sold, which results in declines in management fee revenue and other expenses.

In 2003, the sale of certain of the Zurich Capital Markets transactions and underlying assets was announced. As of December 31, 2003, certain of the agreed upon credit facilities and structured derivative transactions had been transferred to BNP Paribas. The remainder of these transactions are expected to be transferred by the end of the second quarter of 2004.

Other than in Centre and those mentioned above, there have been no significant developments in our Other businesses segment in 2003.

Net income in our Other Businesses segment shifted from a net income of USD 266 million for 2002 to a net loss of USD 1.0 billion in 2003. However, the 2002 figure included USD 405 million of after-tax gains on divestments, primarily the divestments of Zurich Scudder Investments. Business operating profit also increased from a net loss of USD 141 million for 2002 to a net loss of USD 1.0 billion in 2003. As business operating profit removes the effects of realized capital gains from our Centre operations, which have improved in 2003, business operating profit is lower than net income for our Other Businesses segment.

Corporate Center

Our Corporate Center segment includes Group holding companies, central expenses at the headquarters in Zurich, central financing vehicles and certain businesses in run-off.

Corporate Center – highlights[1]

in USD millions, for the years ended December 31	**2003**	2002	Change
Total revenues	**962**	(165)	nm
Insurance benefits and losses, including policyholder dividends	**38**	(53)	nm
Interest expenses on debt	**723**	687	5%
Total benefits, losses and expenses	**1,412**	1,403	1%
Business operating profit/(loss)	**(667)**	(733)	9%
Net cost	**(481)**	(1,527)	(69%)

[1] Before special provisions in 2002 and eliminations of intercompany transactions.

The increase in total revenues of USD 1.1 billion was primarily attributable to a USD 1.1 billion increase in net investment result. Lower losses on our Bâloise swap and options investment of USD 153 million in the full year of 2003 as compared with losses of USD 544 million in 2002 contributed to the improvement. Additionally, our Corporate Center segment recorded USD 231 million on the divestment of equity securities. In November, the Group completed the sale of nearly all of its holdings in Bâloise previously repurchased from the Strategic Money Management Company B.V. (SMM).

Total benefits, losses and expenses remained approximately level at USD 1.4 billion in 2003. We commuted certain reinsurance treaties and recovered losses paid on treaties with experience refunds resulting in revenue from policyholder dividends and participations in profit in 2003. Insurance benefits and losses and policyholder dividends (experience refunds) increased by USD 91 million over the prior year to USD 38 million in 2003.

In 2003, we achieved a significant reduction in the net expenses of our headquarters in Zurich. These expenses declined by USD 13 million, or 8% (22% in local currency), to USD 150 million in 2003. This decrease reflects the results of our cost savings and profit improvement initiatives, the staff reductions and improved billing for services performed at the headquarters in Zurich for the local operating units.

Our Corporate Center segment reported a net cost of USD 481 million for 2003, an improvement of USD 1.0 billion over 2002. Business operating profit for our Corporate Center segment improved by USD 66 million to a loss of USD 667 million in 2003 from a loss of USD 733 million in 2002.

Consolidated operating statements

for the years ended December 31
in USD millions

	Notes	2003	2002
Revenues			
Gross written premiums and policy fees		**48,919**	41,423
Less premiums ceded to reinsurers		**(8,646)**	(7,801)
Net written premiums and policy fees		**40,273**	33,622
Net change in reserves for unearned premiums		**(503)**	(2,275)
Net earned premiums and policy fees		**39,770**	31,347
Management fees	6	**2,062**	2,353
Net investment income	7	**7,004**	6,230
Net realized capital gains/(losses) on investments and impairments	7	**547**	(917)
Net unrealized capital gains/(losses) on investments	7	**264**	(477)
Net gain on divestments of businesses	5	**351**	498
Other income		**1,623**	1,268
Total revenues		**51,621**	40,302
Benefits, losses and expenses			
Insurance benefits and losses	11	**(33,159)**	(27,452)
Policyholder dividends and participation in profits		**(423)**	(856)
Underwriting and policy acquisition costs	11	**(6,448)**	(5,854)
Administrative expense		**(4,188)**	(3,769)
Other operating expense		**(1,590)**	(2,961)
Amortization of intangible assets	19	**(436)**	(1,369)
Interest expense on debt	20	**(445)**	(669)
Interest credited to policyholders and other interest		**(1,186)**	(875)
Total benefits, losses and expenses		**(47,875)**	(43,805)
Net income/(loss) before income taxes and minority interests		**3,746**	(3,503)
Income tax (expense)/benefit	14	**(1,520)**	256
Net income applicable to minority interests		**(106)**	(115)
Net income/(loss)		**2,120**	(3,362)
in USD			
Basic earnings/(loss) per share	23	**14.92**	(35.90)
Diluted earnings/(loss) per share	23	**14.81**	(35.90)
in CHF			
Basic earnings/(loss) per share	23	**20.04**	(57.24)
Diluted earnings/(loss) per share	23	**19.90**	(57.24)

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated balance sheets

as at December 31
in USD millions

Assets	Notes	2003	2002
Investments			
Group investments:			
Debt securities		**113,002**	102,498
Equity securities		**15,188**	18,795
Trading equity portfolios in capital markets and banking activities		**4,303**	7,093
Investments in associates		**991**	908
Other investments		**28,947**	26,050
Cash and cash equivalents		**13,536**	8,444
Total Group investments	7	**175,967**	163,788
Investments held on account and at risk of life insurance policyholders	*8*	**71,936**	58,059
Total investments		**247,903**	221,847
Accrued investment income		**2,384**	2,278
Receivables	15	**11,023**	10,654
Reinsurance assets	16	**22,670**	19,612
Deposits made under assumed reinsurance contracts		**3,608**	2,620
Deferred policy acquisition costs	17	**12,023**	11,103
Fixed assets	18	**2,306**	2,362
Goodwill	19	**779**	792
Other intangible assets	19	**2,794**	3,075
Deferred tax assets	14	**3,713**	4,434
Derivative trading assets and other assets		**3,972**	2,850
Mortgage loans given as collateral		**4,701**	4,291
Total assets		**317,876**	285,918

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Liabilities and shareholders' equity	Notes	2003	2002
Liabilities			
Insurance reserves, gross	12	**171,864**	156,851
Reserve for premium refunds		**943**	1,063
Insurance reserves for life insurance where the investment risk is carried by policyholders	8	**73,233**	59,146
Deposits received under ceded reinsurance contracts		**4,825**	4,353
Obligation to repurchase securities		**3,742**	3,416
Deferred tax liabilities	14	**5,618**	5,539
Accrued liabilities		**2,865**	2,692
Deferred front-end fees		**3,015**	2,370
Debt related to capital markets and banking activities	20	**5,961**	7,370
Senior and subordinated debt	20	**4,775**	4,438
Other liabilities	21	**15,981**	16,407
Collateralized loans		**4,701**	4,291
Total liabilities		**297,523**	267,936
Minority interests	22	**969**	1,207
Shareholders' equity			
Preferred securities		**1,096**	1,096
Common stock		**923**	1,028
Treasury stock		**(6)**	(14)
Additional paid-in capital		**10,208**	10,031
Net unrealized gains on investments	7	**862**	1,080
Cumulative translation adjustment		**181**	(484)
Retained earnings		**6,120**	4,038
Common stockholders' equity		**18,288**	15,679
Total shareholders' equity	23	**19,384**	16,775
Total liabilities and shareholders' equity		**317,876**	285,918

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

for the years ended December 31
in USD millions

	2003	2002
Cash flows from operating activities		
Net income/(loss)	**2,120**	(3,362)
Adjustments for:		
Realized and unrealized capital (gains)/losses on investments and impairments	**(811)**	1,394
Net gain on divestments of businesses	**(351)**	(498)
Equity in income of investments in associates	**(90)**	8
Depreciation and amortization	**793**	1,699
Other non-cash items	**905**	169
Changes in operational assets and liabilities:		
Deferred policy acquisition costs	**(610)**	(411)
Reinsurance assets, net	**883**	(651)
Deposits made under assumed reinsurance	**(939)**	(1,911)
Receivables and payables	**(751)**	1,327
Insurance reserves, gross	**6,452**	8,607
Deferred income tax, net	**610**	(936)
Net changes in other operational assets and liabilities	**335**	194
Net cash provided by operating activities	**8,546**	5,629
Cash flows from investing activities		
Sales and maturities:		
Debt securities	**80,584**	63,821
Equity securities	**31,800**	34,438
Other (primarily other investments and fixed assets)	**9,407**	19,915
Purchases:		
Debt securities	**(93,694)**	(72,796)
Equity securities	**(21,227)**	(34,128)
Other (primarily other investments and fixed assets)	**(11,672)**	(19,024)
Investments in associates, net	**50**	(46)
Acquisitions of companies, net of cash acquired	**(452)**	(759)
Divestments of companies, net of cash balances	**2,377**	2,479
Dividends from associates	**12**	9
Net cash used in investing activities	**(2,815)**	(6,091)

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

	2003	2002
Cash flows from financing activities		
Change in universal life and investment contracts, net	**484**	522
Proceeds from sale and repurchase agreements	**(21)**	(273)
Dividends paid to shareholders	**(38)**	(481)
Net issuance and exchange of pre-emptive rights into common stock	**–**	2,392
Issuance and exchange of deferred exchangeable securities (MILES) into common stock	**–**	344
Nominal value reduction of common stock	**(105)**	–
Redemption of preferred stock by subsidiaries	**(655)**	(1,657)
Issuance of debt	**1,637**	10,542
Payments on debt outstanding	**(2,750)**	(9,897)
Net cash (used in)/provided by financing activities	**(1,448)**	1,492
Effect of exchange rate changes on cash and cash equivalents	**809**	183
Change in cash and cash equivalents	**5,092**	1,213
Cash and cash equivalents as at January 1 (opening balance)	**8,444**	7,231
Cash and cash equivalents as at December 31	**13,536**	8,444

Other supplementary cash flow disclosures

in USD millions	2003	2002
Other interest income received	**6,463**	4,860
Dividend income received	**489**	537
Other interest expense paid	**(1,007)**	(1,210)
Income tax (paid)/recovered	**(803)**	611

At December 31, 2003 and 2002, cash and cash equivalents restricted as to use were USD 773 million and USD 425 million, respectively.

Cash and cash equivalents comprise the following:

in USD millions	2003	2002
Cash at bank and in hand	**7,091**	4,588
Cash equivalents	**6,445**	3,856
Balance as at December 31	**13,536**	8,444

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of shareholders' equity

for the years ended December 31
in USD millions, except number of shares

	Number of common shares issued	Preferred securities
Balance as at December 31, 2001, as previously reported	83,886,001	1,096
Implementation of new accounting standards[1]	–	–
Balance as at December 31, 2001, restated	83,886,001	1,096
Change in net unrealized gains on investments (excluding translation adjustments)	–	–
Translation adjustments	–	–
Change in net gains and losses not recognized in the operating statement	–	–
Net issuance and exchange of pre-emptive rights into common stock	57,602,782	–
Issuance and exchange of deferred exchangeable securities (MILES) into common stock	2,518,172	–
Share-based payment transactions	–	–
Treasury stock transactions	–	–
Net loss	–	–
Dividends	–	–
Balance as at December 31, 2002, restated	144,006,955	1,096
Balance as at December 31, 2002, as previously reported	144,006,955	1,096
Implementation of new accounting standards[1]	–	–
Balance as at December 31, 2002, restated	144,006,955	1,096
Change in net unrealized gains on investments (excluding translation adjustments)	–	–
Translation adjustments	–	–
Change in net gains and losses not recognized in the operating statement	–	–
Nominal value reduction of common stock	–	–
Share-based payment transactions	–	–
Treasury stock transactions	–	–
Net income	–	–
Dividends on preferred securities	–	–
Balance as at December 31, 2003	**144,006,955**	**1,096**

[1] Implementation of new accounting standards are discussed in note 3.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

	Common stock	Treasury stock (nominal value)	Additional paid-in capital	Net unrealized gains on investments	Cumulative translation adjustment	Retained earnings	Total shareholders' equity
	626	(3)	7,706	1,567	(1,151)	7,901	17,742
	–	–	–	(44)	–	(20)	(64)
	626	(3)	7,706	1,523	(1,151)	7,881	17,678
	–	–	–	(727)	–	–	(727)
	–	–	–	284	667	–	951
	–	–	–	(443)	667	–	224
	387	–	2,005	–	–	–	2,392
	15	–	329	–	–	–	344
	–	–	135	–	–	–	135
	–	(11)	(144)	–	–	–	(155)
	–	–	–	–	–	(3,362)	(3,362)
	–	–	–	–	–	(481)	(481)
	1,028	(14)	10,031	1,080	(484)	4,038	16,775
	1,028	(14)	9,896	1,293	(484)	3,990	16,805
	–	–	135	(213)	–	48	(30)
	1,028	(14)	10,031	1,080	(484)	4,038	16,775
	–	–	–	(310)	–	–	(310)
	–	–	–	92	665	–	757
	–	–	–	(218)	665	–	447
	(105)	–	–	–	–	–	(105)
	–	–	33	–	–	–	33
	–	8	144	–	–	–	152
	–	–	–	–	–	2,120	2,120
	–	–	–	–	–	(38)	(38)
	923	**(6)**	**10,208**	**862**	**181**	**6,120**	**19,384**

Notes to the consolidated financial statements

1. Basis of presentation

Zurich Financial Services and its subsidiaries (collectively the "Group") are an insurance-based financial services provider with an international network that focuses on chosen markets. Key markets are the United States, the United Kingdom and Continental Europe comprising primarily Germany, Switzerland, Italy and Spain. Core businesses are General and Life Insurance. The Group also distributes non-insurance products, such as mutual funds, mortgages and other financial services products, from carefully selected third-party providers.

The holding company, Zurich Financial Services, is incorporated in Zurich, Switzerland. The Group operates through subsidiaries and branch offices. The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law. IFRS does not contain guidelines governing the accounting treatment of certain transactions including those that are specific to insurance products. When a specific topic is not addressed by the standards, the IFRS Framework permits reference to another comprehensive body of accounting principles. In these cases, the Group typically refers to accounting principles generally accepted in the United States (US GAAP) for guidance.

Certain amounts recorded in the consolidated financial statements reflect estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Significant estimates are discussed in the notes. Actual results may differ from the estimates made.

New accounting standards, discussed in note 3, resulted in restatement of 2002 consolidated financial statements. In addition, certain reclassifications have been made to prior year amounts and segment disclosures to conform to the current year presentation. These reclassifications have no effect on the previously reported net loss.

On September 5, 2002, the Group announced a program to improve profitability in combination with a repositioned strategic focus on core businesses and key markets. Beginning in 2003, the Group has adjusted its financial reporting to better reflect its new strategic focus on general and life insurance. Accordingly, its business segment reporting now comprises five rather than eight reporting segments. The former segments "Asset Management", "Centre", "Capital Markets & Banking" and "Reinsurance – run-off" have been combined to form the "Other Businesses" segment. In addition, new property and casualty (P&C) finite risk contracts and renewals written by Centre have been included in the General Insurance segment. Up to its divestment in September 2003, the Threadneedle asset management business was included in the Life Insurance segment as it was the principal asset manager for the UKISA life operations' assets.

Segment information

The Group is managed on a matrix basis, reflecting both line of business and geography. Accordingly, segment information is presented in two formats. The primary format is based on the operating businesses of the Group and how they are strategically managed to offer different products and services to specific customer groups. The Group's primary segments are defined as follows:

General Insurance: General Insurance operations (formerly called "Non-life Insurance") write substantially all lines of property and casualty business.

Life Insurance: Life Insurance operations offer a broad line of life insurance, annuity and investment-type policies to individuals and groups.

Farmers Management Services: Farmers Group Inc. and its subsidiaries ("FGI") provide non-claims related management services to the Farmers P&C Group Companies. The Farmers P&C Group Companies operate in the United States property and casualty insurance industry and consist of the Farmers Insurance Exchange, Fire Insurance Exchange, Truck Insurance Exchange (each an "Exchange" and collectively, the "Exchanges"), their respective subsidiaries, Farmers Texas County Mutual ("FTCM"), Foremost County Mutual Insurance Company and Foremost Lloyds of Texas. The Farmers P&C Group Companies are owned by the policyholders of the Exchanges, FTCM and Foremost County Mutual Insurance Company as well as the underwriters of Foremost Lloyds of Texas. Accordingly, the Group has no ownership interest in the Farmers P&C Group Companies. FGI receives a fee for the management services provided which is based primarily on a percentage of the gross earned premiums of the Farmers P&C Group Companies.

Other Businesses: Other Businesses is the combination of the activities described below. In general, such activities are not considered to be core businesses, and certain of these business operations were discontinued, divested or put in run-off in 2003 and 2002.

Capital markets and banking activities consist primarily of Zurich Capital Markets which has a portfolio of hedge fund-based investment vehicles, asset-based financing and credit structures, instruments to manage investment risk, customized strategies to structure or manage financial assets, and administrative services for hedge funds and hedge fund investors.

Centre operations: Centre's portfolio of business consists of structured finite risk property and casualty reinsurance, credit enhancement and life & health business. In late 2002 and early 2003 Centre discontinued providing credit enhancement, life & health and Lloyd's property and casualty products. Those lines of business are in run-off. Centre maintains the ability to write new structured finite risk property and casualty insurance business for corporate customers.

Asset management operations provide diversified financial services such as institutional funds management, retail mutual funds and other related services to third parties and Group companies. In April 2002, Zurich Scudder Investments was sold to Deutsche Bank; and in May 2002 our asset management operations in Italy and Germany were also sold to Deutsche Bank.

Reinsurance-run-off reflects the results of the run-off of existing liabilities that were retained and that were not transferred to Converium, the Group's former reinsurance subsidiary, which was divested in 2001.

Corporate Center: Corporate Center includes our Group holding and financing companies, Corporate Center operations and alternative investments. This segment also includes some Group internal reinsurance operations that are not attributable to a specific segment but are managed on a global basis.

The Group's secondary format for segment information is geographic:

North America Corporate

North America Consumer

Continental Europe

UKISA includes United Kingdom, Ireland and Southern African operations.

Rest of the World

Centrally Managed Businesses

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices, with the exception of realized capital gains, which are eliminated.

2. Summary of significant accounting policies

(a) Consolidation principles

The Group's consolidated financial statements include the assets, liabilities, equity, revenues, expenses and cash flows of Zurich Financial Services and its subsidiaries. A subsidiary is an entity in which Zurich Financial Services owns, directly or indirectly, more than 50% of the outstanding voting rights, or which it otherwise has the power to control. The results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The results of subsidiaries that have been sold during the year are included up to the date of divestment. All significant intercompany balances, profits and transactions are eliminated.

Associates and partnerships where the Group has the ability to exercise significant influence, as well as joint ventures where there is joint control, are accounted for using the equity method. Significant influence is presumed to exist when the Group owns, directly or indirectly, between 20% and 50% of the outstanding voting rights.

Certain partnerships are engaged exclusively in making investments in direct private equity, private equity funds, and hedge funds. In the partnerships, these investments are carried at fair value, with changes in fair value charged to current period income. These partnerships are accounted for under the equity method, or are consolidated when the partnership is controlled by the Group.

(b) Revenue recognition

Premiums: Premiums from the sale of general insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are recognized over the period of risk in proportion to the amount of insurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Premiums from traditional life insurance contracts, including participating contracts and annuity policies with life contingencies, are recognized as revenue when due from the policyholder. Benefits and expenses are provided against such revenue to recognize profits over the estimated life of the policies. Moreover, for single premium and limited pay contracts, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments.

Amounts collected as premiums from investment type contracts such as universal life, unit-linked and unitized with-profits contracts, are reported as deposits. Revenue from these contracts consists of policy fees for the cost of insurance, administration and surrenders during the period. Front-end fees are recognized over the estimated life of the contracts. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholder contract deposits and interest credited to policyholder deposits.

Other revenue: Fee revenue for the provision of non-claims related management services to the Farmers P&C Group Companies is calculated primarily as a percentage of gross premiums earned by the Farmers P&C Group Companies.

Farmers Group Inc. and its subsidiaries ("FGI") provide the following non-claims related management services to the Farmers P&C Group Companies: risk selection, preparation and mailing of policy forms and invoices, premium collection, management of the investment portfolios and certain other administrative and managerial functions. The Farmers P&C Group Companies are responsible for their own claims functions, including the settlement and payment of claims and claims adjustment expenses. They are also responsible for the payment of agent commissions and bonuses and the payment of their premium and income taxes.

Revenues from investment management and distribution fees are based on contractual fee arrangements applied to assets under management and recognized as earned when the service has been provided.

Transfer agent fees are based on a cost per account and transaction-based fees. For mutual funds, a component of the transfer agent fee can be contractual fee arrangements applied to assets under management. Transfer agent fees are recognized when services have been provided per the contract. Commission revenue is recognized on the trade date when the performance obligation is complete and the fees are payable.

Additionally, revenue can be earned from performance fees, which are based upon the achievement of performance levels in excess of predetermined contractual benchmarks. Performance fees are recognized when it is probable that they will be received and the amount can be estimated reliably.

(c) Deferred policy acquisition costs
The costs of acquiring new business, including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

Deferred policy acquisition costs for participating traditional life insurance contracts where the contribution principle method applies to the allocation of policyholder dividends are amortized over the expected life of the contracts as a constant percentage of estimated gross margins. Estimated gross margins include anticipated premiums and investment results less benefits and administration expenses, changes in the net level premium reserve and expected policyholder dividends, as appropriate. Estimated gross margins are re-estimated regularly with the impact of deviations of actual result from estimated experience on the amortization of deferred acquisition costs reflected in earnings.

Deferred policy acquisition costs for other traditional life insurance and annuity policies are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment type contracts such as universal life, unit-linked and unitized with-profits contracts are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in earnings.

The impact on the deferred policy acquisition cost asset of the change in unrealized gains or losses on investments is recognized through an offset to unrealized gains or losses at the balance sheet date.

Unamortized deferred policy acquisition costs associated with internally replaced contracts that are, in substance, contract modifications, continue to be deferred and amortized. Costs associated with internally replaced contracts that are, in substance, new contracts, are written off.

(d) Insurance losses and reserves
Losses: Losses and loss adjustment expenses are charged to income as incurred. Unpaid losses and loss adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for losses incurred but not yet reported (IBNR). The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. The Group does not discount its loss reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

Future life policyholders' benefits and policyholders' contract deposits: These represent the estimated future policyholder benefit liability for traditional life insurance policies and non unit-linked investment contracts, respectively.

For participating traditional life insurance policies where the contribution principle method applies to the allocation of policyholder dividends, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and interest rates.

Future life policyholders' benefits for other traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses and investment return including a margin for adverse deviation. The assumptions are established at policy issue and remain unchanged except where premium deficiency occurs.

Future life policyholders' benefits include the value of accumulated declared bonuses or dividends that have been vested to policyholders.

Policyholders' contract deposits represent the accumulation of premium received less charges plus declared dividends.

The policyholders' share of unrealized gains or losses, which may be paid in the future in respect of assets, is included in future life policyholders' benefits offsetting the policyholders' share of the change in unrealized gains and losses during the year.

"Investments held on account and at risk of life insurance policyholders" and "Insurance reserves for life insurance where the investment risk is carried by policyholders" (formerly called "Separate account (unit-linked) assets and liabilities"): These represent trading portfolios maintained to meet specific investment objectives of policyholders who bear the investment risk. Investment income and investment gains and losses accrue directly to policyholders. The assets and liabilities are carried at fair value. Deposits, withdrawals, net investment income, and realized and unrealized capital gains and losses are included in the "Investments held on account and at risk of life insurance policyholders" and "Insurance reserves for life insurance where the investment risk is carried by policyholders", and are not reflected in the consolidated operating statement. The costs of insurance, policy administration, investment management, surrender charges and certain policyholder taxes assessed against the policyholders', account balances are included in policy fee revenue.

(e) Reinsurance
The Group's insurance subsidiaries cede insurance premiums and risk in the normal course of business in order to limit the potential for losses arising from longer exposures. Reinsurance does not relieve the originating insurer of its liability. Certain Group insurance companies assume reinsurance business incidental to their normal business, as well as from the Farmers P&C Group Companies. Centre continues to offer risk-financing solutions to insurers which may be characterized as assumed reinsurance in accordance with Group accounting policies. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums and ceded future life policy benefits. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross in the consolidated balance sheet unless a right of offset exists.

Reinsurance contracts are assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding company to the reinsurer. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is added to the remaining unexpired portion of coverage. Changes in the deposit amount are recorded in the operating statement as an incurred loss. Interest on deposits that transfer only timing risk, or no risk at all, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense.

(f) Group investments

Debt securities classified as held-to-maturity are those which the Group has the ability and positive intent to hold to maturity; these investments are carried at amortized cost. Debt securities and equity securities which the Group buys with the intention to resell in the near term are classified as trading and are carried at fair value with changes in fair value recognized in current period income. The remaining debt securities and equity securities are classified as available-for-sale; these investments are carried at fair value.

Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in shareholders' equity net of deferred income taxes, certain life policyholder dividends and other policyholder liabilities, certain life deferred acquisition costs and minority interest. Unrealized gains or losses on investments designated as trading are recognized in current period income.

The realized gain or loss on divestment is based on the difference between the proceeds received and the carrying value of the investment plus any unrealized gains or losses of the investment recorded in shareholders' equity using the specific identification method. The amortization of premium and accretion of discount on available-for-sale and held-to-maturity investments in debt securities is computed using the effective interest method and is recognized in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.

Real estate held for investment purposes is recorded at fair value. Changes in fair value are recognized in the operating statement. Fair value is determined on a regular basis with reference to current market conditions. No depreciation is recorded for real estate held for investment. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.

Policyholder loans, mortgage loans on real estate, collateral loans and other loans are carried at amortized cost.

Investments held by investment companies reflect investments held by certain consolidated partnerships or managed under similar agreements that are engaged exclusively in making investments in non-publicly traded equity securities, private equity funds and hedge funds. These investments are carried at fair value, with changes in fair value charged to current period income.

Investments backing UK with-profits life insurance policies and certain Australian life insurance liabilities are held as trading assets and carried at fair value. Movements in the carrying value of these assets are charged to current period income to match the offsetting amounts attributable to policyholders.

Short-term investments are carried at cost, which approximates fair value.

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less.

The Group reviews the carrying value of its investments on a regular basis. If the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to current period income. The following are the policies used to determine whether there has been impairment.

Quoted available-for-sale securities: The decision to make an impairment provision is based on review of the issuer's current financial position and future prospects and an assessment of the probability that the current market price will recover to former levels. If the Group decides that an asset is impaired, the cumulative net loss previously recognized in equity is removed from equity and recognized in net income for the period.

Non-quoted available-for-sale securities: The Group takes into consideration the issuer's current financial position and future prospects in determining whether an impairment provision is required.

Held-to-maturity securities: If it is probable that the Group will not be able to collect amounts due, principal and interest, according to the contractual terms of the security, the Group considers that impairment has taken place. The amount of the impairment loss is the difference between the asset's carrying value and the present value of expected future cash flows discounted at the security's original effective interest rate.

When there is an indicator of impairment, the recoverable amount is estimated. Impairment of mortgage loans on real estate and collateral loans is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of the underlying collateral. The recoverable amount is calculated by discounting the expected cash flows at the asset's original effective interest rate. Interest income on impaired loans is recognized based on the rate of interest that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

(g) Derivative financial instruments

Derivative financial instruments are carried at fair value as assets or liabilities. Fair values are based on closing exchange quotations. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of similar instruments with similar characteristics or discounted cash flows. Contracts with positive fair values are recorded as derivative trading assets. Contracts with negative fair values are recorded as derivative trading liabilities. Changes in fair value in derivative positions are recognized in current period income or in net unrealized gains and losses included in shareholders' equity where cash flow hedge accounting applies.

Derivative financial instruments include swaps, futures, forwards and option contracts, all of which derive their value mainly from underlying interest rates, foreign exchange rates, commodity values or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain option contracts. OTC derivative contracts are individually negotiated between contracting parties and include forwards, caps, floors and swaps. Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

Derivative financial instruments embedded within contracts are separated from their host contracts and recorded separately at fair value on the balance sheet with changes in fair value recognized in current period income, when the embedded instrument meets the definition of a derivative, its economic characteristics are not closely related to the host contract and the combined instrument is not already recorded at fair value, with changes in the fair value charged to current period income.

Derivative financial instruments used for hedging: On the date a derivative contract is entered into, the Group designates certain derivative financial instruments as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge); or, (2) a hedge of a future cash flow attributable to a recognized asset or liability, a forecasted transaction or a firm commitment (cash flow hedge). Hedge accounting is used for derivative financial instruments, that meet the following criteria:

(a) formal documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship is prepared at inception of the contract;

(b) the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the reporting period;

(c) the hedge is effective on an ongoing basis;

(d) for hedges of future transactions, the future transaction is highly probable; and

(e) the hedged item creates an exposure to an identifiable hedged risk that could ultimately affect reported earnings.

Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges are recorded in the operating statement, along with the corresponding change in fair value of the hedged asset or liability that is attributable to that specific hedged risk.

If the hedge no longer meets the criteria for hedge accounting, an adjustment to the carrying amount of the hedged interest-bearing financial instrument is amortized to net profit or loss over the period to maturity. The adjustment to the carrying amount of a hedged equity security affects reported earnings on the disposal of the equity security.

The effective portion of changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges are recognized in equity. Any change related to ineffectiveness is recognized in the current period's income. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the operating statement and classified as revenue or expense in the periods during which the hedged firm commitment or forecasted transaction affects the operating statement.

(h) Obligation to repurchase securities

Sales of securities under agreements to repurchase are accounted for as collateralized borrowing transactions and are recorded at their contracted repurchase amount plus accrued interest at the balance sheet date. The Group minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with the Group when deemed necessary.

(i) Fixed assets

Real estate (buildings) held for own use and other fixed assets are carried at cost less accumulated depreciation and any necessary write-downs due to impairment. The costs of these assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: buildings 25 to 50 years; furniture and fixtures 5 to 10 years; and computer equipment 3 to 5 years. Real estate (land) is carried at cost less any necessary write-downs. Maintenance and repair costs are charged to income as incurred. Costs of systems purchased from outside vendors and developed internally are deferred and amortized over expected useful lives up to 5 years. Gains and losses on disposal of fixed assets and real estate held for own use are determined based on their respective carrying amounts.

(j) Intangible assets

Goodwill: Acquisitions of subsidiaries and associates are accounted for under the purchase method, whereby the purchase price is allocated to the fair value of assets and liabilities acquired at the date of acquisition with any residual amount allocated to goodwill. Goodwill is amortized using the straight-line method over its estimated economic life. Goodwill arising on strategic acquisitions of the Group to obtain long duration insurance contracts, customer relationships and distribution networks is amortized over a maximum period of 20 years. For all other acquisitions, goodwill is generally amortized over 5 years. The recoverability of the carrying value of the goodwill is reviewed periodically. If the carrying value of goodwill exceeds the recoverable amount, the carrying value is reduced through a charge to current period earnings.

The present value of profits of acquired insurance contracts is amortized over the expected life of the policies acquired, based on a constant percentage of the present value of estimated gross profits (margins) expected to be realized, or over the premium recognition period, as appropriate.

Other intangibles are carried at cost less accumulated amortization and consist primarily of acquired brand names and software costs that meet the recognition criteria for capitalization. The costs of these assets are amortized using the straight-line method over the following estimated economic lives: brand names 20 years; software 3 to 5 years.

Attorney-in-fact relationships: At the date of the acquisition of Farmers Group, Inc. and its subsidiaries ("FGI") in 1988, a portion of the purchase price was assigned to the attorney-in-fact relationships. The asset representing the attorney-in-fact relationships represents the ability of FGI to generate future revenues based on the Group's relationship with the Farmers P&C Group Companies. This carrying value is amortized on a straight-line basis over 40 years. In determining the period of amortization, the Group considered the organizational structure of inter-insurance exchanges, under which subscribers exchange contracts with each other and appoint an attorney-in-fact to provide certain management services. In addition, the Group considered the historical attorney-in-fact relationship between Farmers Group, Inc. and the Farmers P&C Group Companies. The Group does not expect that there will be a materially adverse change in the market demand for Farmers P&C Group Companies' products, nor does the Group expect that its competitors will take actions in the foreseeable future that could adversely affect the Group's estimated economic life of the asset. All economic benefits from the attorney-in-fact relatonships can be drawn now and the Group believes that ability to do so will extend over the remaining estimated economic life of the asset.

(k) Income taxes

The Group provides current tax expense according to the tax laws of each jurisdiction in which it operates. Income taxes are recognized using the asset and liability method. Deferred income taxes are recorded for temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Losses for tax purposes are treated as deferred tax assets to the extent it is probable that the losses can offset future taxable income and is allowed by the applicable local tax laws and regulations.

Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

Taxes payable by either the holding company or its subsidiaries on distribution to the holding company of the undistributed profits of subsidiaries are recognized as deferred income taxes unless a distribution of those profits is not intended or would not give rise to a tax liability.

Taxes paid by United Kingdom life insurance businesses are based on investment income less allowable expenses. To the extent that these taxes exceed the amount that would have been payable in respect of the shareholders' share of taxable profits, it is normal practice for United Kingdom life businesses to recover this tax from policyholders. While in the Group's case the relevant company has the contractual right to charge policyholders for the taxes attributable to their share of investment income less expenses, the obligation to pay the tax authority rests with the company and therefore, the full amount of tax including that charged to policyholders is accounted for as an income tax. Income tax expense therefore includes an element attributable to policyholders. In addition, deferred tax on unrealized gains on "Investments held on account and at risk of life insurance policyholders" related to certain United Kingdom unit-linked policies is included as income tax expense and an accrual for future policy fees to recover the tax charge is included in gross written premiums and policy fee revenue.

(l) Employee benefits

The operating companies in the Group provide employee retirement benefits through both defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are generally held separately from the Group's general assets in trustee-administered funds. Defined benefit plan obligations and contributions are determined annually by qualified actuaries using the projected unit credit method. The Group's expense related to these plans is accrued over the employees' service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are spread over the average remaining service periods of employees. Contributions to the defined contribution pension plans are charged to the operating statement as they become due.

Other defined post-employment benefits, such as medical care and life insurance, are also provided for certain employees and are primarily funded internally. The cost of such benefits is accrued over the service period of the employee based upon the actuarially determined cost for the period.

(m) Share-based payment transactions

Expenses for share-based payment transactions are recognized during the vesting period in the operating statement. These expenses recognize the fair value of the shares or options granted. A corresponding amount is reflected in additional paid-in capital.

(n) Treasury stock

Treasury stock is deducted from equity at its nominal value of CHF 9 and CHF 10 per share as at December 31, 2003 and 2002 respectively. Differences between this amount and the amount paid for acquiring, or received for disposing of treasury shares, are recorded as an adjustment to additional paid-in capital in shareholders' equity.

(o) Interest expense

Interest expense is recognized when incurred on an accrual basis.

(p) Foreign currency translation and transactions

Foreign currency translation: In view of the international nature of the Group and the fact its primary economic exposure is the US dollar (USD), the functional and reporting currency of the Group has been determined to be the US dollar. Assets and liabilities of Group companies with functional currencies other than US dollars are translated at the end-of-period exchange rates, while operating statements are translated at average exchange rates for the period. The resulting translation differences are recorded directly in shareholders' equity as cumulative translation adjustments.

Foreign currency transactions: Foreign currency monetary items are translated at end-of-period exchange rates, non-monetary items which are carried at historical cost denominated in a foreign currency are translated at historical rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the consolidated operating statement.

The table below summarizes the principal exchange rates which have been used for translation purposes. The net losses on foreign currency transactions included in the consolidated operating statements were USD 124 million and USD 41 million for the years ended December 31, 2003 and 2002, respectively.

Table 2
Principal exchange rates
USD per foreign currency unit

	Balance sheets as at		Operating statements and cash flows for the years ended	
	12/31/03	12/31/02	**12/31/03**	12/31/02
Euro	**1.2594**	1.0492	**1.1333**	0.9205
Swiss franc	**0.8072**	0.7228	**0.7446**	0.6272
British pound sterling	**1.7858**	1.6102	**1.6363**	1.4725

3. Implementation of new accounting standards

In 2003, two new accounting standards were implemented, which resulted in restatement of the Group's previously published shareholders' equity and net income/(loss) as summarized below.

Separation of certain embedded derivative-linked components of reinsurance contracts ("DIG B36")
As discussed in note 1, the Group refers to accounting principles generally accepted in the United States (US GAAP) for guidance on accounting for insurance products. During 2003, the Derivatives Implementation Group ("DIG") in the United States issued the derivatives accounting standard interpretation B36 ('Modified Coinsurance Arrangements and Debt Instruments that Incorporate Credit Risk Exposures that are Unrelated or only Partially Related to the Creditworthiness of the Obligor under those Instruments'), which requires separate accounting for certain derivatives embedded in reinsurance transactions. As a consequence, the Group has performed a comprehensive review of its insurance products and adjusted its accounting treatment accordingly. In line with IAS 8, this change has been applied retrospectively. The principal effects were the reclassification of USD 2,742 million debt securities from available-for-sale to trading securities, and a USD 83 million reduction of 2002 net loss previously reported.

Share-based payment transactions ("ED 2")
The Group decided to change the accounting policy for share-based payment transactions to reflect the proposed changes within ED 2, the exposure draft on share based payment issued by the International Accounting Standards Board (IASB), the standard setting body for IFRS. These changes, applied retrospectively, reflect the recognition of the fair value of share-based payments as additional paid-in capital.

Table 3
Summary of restatements due to implementation of new accounting standards
in USD millions

	Previously reported 2002	Restatement adjustments DIG B36	ED 2	Restated 2002
Net income /(loss) before income taxes and minority interests	(3,577)	89	(15)	(3,503)
Income tax (expense) /benefit	262	(6)	–	256
Net income applicable to minority interests	(115)	–	–	(115)
Net income/(loss)	(3,430)	83	(15)	(3,362)
Shareholders' equity (items affected):				
Additional paid-in capital	9,896	–	135	10,031
Net unrealized gains on investments	1,293	(117)	(96)	1,080
Retained earnings	3,990	93	(45)	4,038
Total shareholders' equity	16,805	(24)	(6)	16,775

Forthcoming changes in accounting
In the current absence of guidance in International Financial Reporting Standards (IFRS) on accounting for insurance products the Group follows US generally accepted accounting principles (US GAAP) for guidance in this area.

US GAAP for life insurance business is changing from January 1, 2004 following the issue of ACSEC Statement of Position 03-01 (SOP 03-01). The main effects on the Group's accounts will be

- the requirement to provide for certain guarantees embedded within insurance products. Currently these are only accounted for when exercised.
- a transfer of certain reserves currently included in "insurance reserves for life insurance where the investment risk is carried by policyholders" to general reserves for future life policyholder benefits, with reclassification of the related invested assets to the relevant investment line item. This will also involve the recognition in the consolidated operating statement of investment income and gains or losses and policyholder benefits related to such business.

The financial effect of SOP 03-01 has not yet been determined.

The Group expects changes in the Insurance Supervision Law in Switzerland to be enacted during 2004. These changes will involve life policyholders being entitled to an allocation of at least 90% of gains attributable to them. Under US GAAP they will require reserves to be held for 90% of such gains not yet declared as bonuses. Currently these gains are retained in equity until declared as bonus. The effect of this expected change has not yet been quantified.

The International Accounting Standards Board (IASB) is introducing significant changes to IFRS which will take effect in 2005. Many of these new standards and revisions to existing standards have not yet been finalized.

The Group is monitoring the work of the IASB closely and is undertaking substantial work to ready itself for introducing the new accounting standards and revisions to existing standards, when finalized. It is not yet possible to quantify the effect of the various changes.

4. Restructuring activities

The strategic operational improvement program includes repositioning our focus on key markets, exiting non-core and low performing businesses and initiating a Group-wide program to improve operational efficiencies and increase profitability. Such actions include costs of closing down or selling businesses, terminating employees, closing down or selling facilities, exiting leases and terminating supplier contracts. As a result, in 2002, restructuring costs of USD 516 million before tax were charged against income and USD 107 million were utilized, leaving a restructuring provision amounting to USD 409 million as at December 31, 2002.

The table below indicates the utilization of and other changes in the restructuring provision between January 1 and December 31, 2003. The bulk of the remaining provision is expected to be utilized in 2004.

Table 4
Restructuring provision

in USD millions	**2003**
At January 1, 2003 (opening balance)	**409**
Utilized	**(296)**
Increases, net	**5**
Foreign exchange translation	**26**
At December 31, 2003 (closing balance)	**144**

5. Changes in the scope of consolidation

During 2003 and 2002 the Group completed sales of several businesses. The aggregate net gains on divestments before tax were USD 351 million and USD 498 million in 2003 and 2002, respectively. The after tax gains were USD 334 million in 2003 and USD 403 million in 2002. Total cash consideration received in 2003 was USD 2,737 million and USD 2,847 million in 2002.

Table 5
Net gain on significant divestments

in USD millions, for the years ended December 31	**2003**	2002
Consideration received	**2,664**	2,603
Less: net assets divested	**(2,242)**	(2,123)
Costs related to divestments	**(79)**	(49)
Net gain on divestments before tax	**343**	431
Net assets divested		
Cash and cash equivalents	**339**	372
Other assets	**20,808**	2,307
Insurance liabilities	**(9,558)**	–
Other liabilities	**(9,347)**	(556)
Net assets divested	**2,242**	2,123

The Group's significant transactions affecting the scope of consolidation during the years ended December 31, 2003 and 2002 were as follows.

Changes in 2003

The Group completed the sale of certain operations of Zurich France to Assicurazioni Generali SpA, recognizing a loss of USD 28 million before tax. The transaction included the life insurance operations (including Eagle Star business) and parts of consumer and commercial lines of the general insurance operations.

On October 31, 2003, the Group completed the sale of Zurich Life Assurance Company (Zurich Life), one of the UK Life businesses, to Swiss Re, recognizing a gain of USD 128 million before tax.

On September 30, 2003, the Group completed the sale of Threadneedle Asset Management Holdings Ltd. to American Express Financial Corporation, recognizing a gain on divestment of USD 325 million before tax.

The Group completed the sale of Zurich Life, part of its US life and annuity operations, to Bank One Corporation on September 3, 2003, recognizing a loss on divestment of USD 165 million before tax. Kemper Investors Life Insurance Company was not part of the sale and is retained by the Group.

On September 1, 2003, the Group completed the sale of parts of its Dutch operations to SNS Reaal Groep N.V., recognizing a gain on divestment of USD 114 million before tax. SNS Reaal acquired all of the Group's life operations as well as general insurance operations in the consumer and small commercial lines in the Netherlands.

On March 31, 2003, the Group completed the sale of Rüd, Blass & Cie AG, Bankgeschäft to Deutsche Bank (Suisse) SA. For this transaction, a significant portion of the sales proceeds could not be recognized at the time of sale, as it is contingent on the development of assets under management over a period of fifteen months subsequent to the closing. Consequently, no gain was recognized to date on the divestment.

The Group has signed a framework agreement with BNP Paribas for the transfer of certain derivative transactions and credit facilities and related assets of Zurich Capital Markets to BNP Paribas. A portion of these transfers was completed as of December 31, 2003, and the remaining portion is expected to be completed in 2004.

In addition, the Group completed the sales of the life business in Indonesia to PT. Asuransi Jiwa Manulife Indonesia and the Group's general insurance subsidiary in the Philippines to Standard Insurance Co. Inc., Manila.

In 2003, the companies and businesses divested contributed USD 131 million to the Group's net income.

The Group has also announced the sale of the general insurance (consumer and small commercial lines) and life insurance (consumer and commercial lines) operations in Belgium and Luxembourg to P&V Assurances. On February 13, 2004, the Group completed the sale of this Belgium operation. The sale of the Luxembourg operation is expected to be completed in the first half of 2004.

At December 31, 2003, Zurich Capital Markets ("ZCM") consolidated Zurich Premier Series Ltd. ("Premier"), an investment company. ZCM's equity interest in the investment company increased from 32% to 59% during the year with the majority interest acquired on December 31, 2003. As a result of the consolidation of Premier, "Trading equity portfolios in capital markets and banking activities" and "Other liabilities" increased by USD 638 million.

Changes in 2002
In 2002, the Group completed sales of several businesses. The aggregate net gain on divestments was USD 498 million before tax (USD 403 million after tax). In April 2002, the Group sold 100% of Zurich Scudder Investments, Inc., after buy-out of all minority interests, for USD 2.5 billion. Additionally, on May 14, 2002 the Group sold its asset management businesses in Germany and Italy.

In January 2002, the Group sold a 49.9% interest in Zurich Bank, UK, for a gain of USD 16 million before tax. In February 2002, the Group sold its controlling interest in Zurich Payroll Solutions Limited, recognizing a loss on divestment of USD 14 million before tax. In March 2002, the Group sold 100% of Zurich Life Insurance Company of Canada recognizing a profit on divestment of USD 5 million before tax. In May 2002, the Group sold Zurich Afore, Zurich's private retirement fund management company in Mexico, recognizing a profit on divestment of USD 25 million before tax.

In April 2002, the Group acquired 76.43% of Deutsche Bank's insurance operations in Germany. The transaction also includes the right to purchase the remaining minority shares in the future. In May 2002, the Group acquired Deutsche Bank's life insurance operations in Italy, Spain and Portugal.

The acquisitions have been recorded using the purchase method and goodwill is amortized using the straight-line method over its estimated economic life. Goodwill is reviewed for recoverability on a periodic basis, including goodwill in the year that it is acquired. Any amounts deemed not recoverable are written off and charged as an expense in the operating statement.

Assets acquired comprised cash and cash equivalents of USD 543 million, goodwill of USD 472 million and other assets totaling USD 8,858 million. Subsequent to the acquisition, a provision for impairment of USD 157 million was recorded in the first six months of 2002 relating to the goodwill resulting from this transaction. The remaining goodwill balance is being amortized on a straight-line basis over its estimated economic life of 20 years.

Additionally, in February 2002, the Group completed the acquisition of the Austrian operations of the Winterthur Group.

6. Management fees

Table 6
Management fees
in USD millions, for the years ended December 31

	2003	2002
Farmers management fees and other related revenue	**1,885**	1,799
Asset management fees	**177**	554
Total	**2,062**	2,353

Farmers Group, Inc. and its subsidiaries ("FGI") are contractually permitted to receive a management fee of up to 20% (25% in the case of the Fire Insurance Exchange) of the gross premiums earned by the Farmers P&C Group Companies. In order to enable the Farmers P&C Group Companies to maintain appropriate capital and surplus while offering competitive insurance rates, FGI has historically charged a lower management fee than the maximum allowed. The range of fees has varied by line of business over time and from year to year. During the past five years, aggregate management fees have averaged between 12% and 13% of gross premiums earned by the Farmers P&C Group Companies. The gross earned premiums of the Farmers P&C Group companies were USD 13,654 million in 2003 (USD 13,245 million in 2002).

Asset management fees were earned by the asset management businesses, primarily Zurich Scudder in the period through its divestment in April 2002 and Threadneedle. Threadneedle, an asset manager based in the UK, was active in both 2002 and 2003 until its divestment in September 2003. Following this divestment, the aggregate market value of third-party assets under management decreased to USD 1,515 million at December 31, 2003 compared to USD 21,465 million at December 31, 2002.

7. Group investments

Group investments include investments where the Group bears all or part of the investment risk. A summary of the investment income, realized and unrealized capital gains and losses recognized in the operating statements is given below.

Table 7.1
Investment result
in USD millions
for the years ended December 31

	Net investment income		Net realized capital gains/(losses) and impairments		Net unrealized capital gains/(losses)		Investment result	
	2003	*2002*	*2003*	*2002*	*2003*	*2002*	*2003*	*2002*
Debt securities	**5,045**	4,311	**1,565**	663	**(163)**	297	**6,447**	5,271
Equity securities	**497**	557	**(1,239)**	(1,213)	**896**	(585)	**154**	(1,241)
Investments in associates	**90**	(8)	–	–	–	–	**90**	(8)
Other investments:								
Investments held by investment companies	–	–	**(23)**	12	**136**	54	**113**	66
Real estate held for investment	**532**	492	**78**	12	**(82)**	76	**528**	580
Mortgage loans, policyholders' collateral and other loans	**707**	673	**76**	(118)	**(2)**	(1)	**781**	554
Short-term investments	**78**	84	–	–	–	–	**78**	84
Other	**182**	192	**90**	(273)	**(521)**	(318)	**(249)**	(399)
Cash and cash equivalents	**203**	177	–	–	–	–	**203**	177
Investment result, gross	**7,334**	6,478	**547**	(917)	**264**	(477)	**8,145**	5,084
Investment expenses	**(330)**	(248)	–	–	–	–	**(330)**	(248)
Investment result, net	**7,004**	6,230	**547**	(917)	**264**	(477)	**7,815**	4,836

Table 7.2
Realized capital gains/(losses) and impairments
in USD millions
for the years ended December 31

	Debt securities		Equity securities		Other		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
Gross realized capital gains	**1,986**	1,253	**1,525**	1,433	**753**	573	**4,264**	3,259
Gross realized capital losses	**(372)**	(509)	**(1,775)**	(1,902)	**(503)**	(809)	**(2,650)**	(3,220)
Impairments	**(49)**	(81)	**(989)**	(744)	**(29)**	(131)	**(1,067)**	(956)
Total	**1,565**	663	**(1,239)**	(1,213)	**221**	(367)	**547**	(917)

The details of the investment balances as at December 31, 2003 and December 31, 2002 are given in the tables below.

Table 7.3
Breakdown of Group investments
as at December 31

	2003		2002	
	USD millions	% of total	USD millions	% of total
Debt securities:				
Available-for-sale	**100,025**	**56.8%**	94,947	58.0%
Held-to-maturity	**3,886**	**2.2%**	815	0.5%
Trading	**9,091**	**5.2%**	6,736	4.1%
Total debt securities	**113,002**	**64.2%**	102,498	62.6%
Equity securities (including trading equity portfolio in capital markets and banking activities):				
Available-for-sale	**13,525**	**7.7%**	15,834	9.7%
Trading	**5,966**	**3.4%**	10,054	6.1%
of which: Trading equity portfolios in capital markets and banking activities	**4,303**	**2.4%**	7,093	4.3%
Total equity securities	**19,491**	**11.1%**	25,888	15.8%
Investments in associates	**991**	**0.6%**	908	0.5%
Other investments:				
Investments held by investment companies	**1,576**	**0.9%**	1,328	0.8%
Real estate held for investment	**7,462**	**4.2%**	7,378	4.5%
Mortgage loans	**11,283**	**6.4%**	8,811	5.4%
Policyholders' collateral and other loans	**7,479**	**4.3%**	7,159	4.4%
Short-term investments	**998**	**0.6%**	1,098	0.6%
Other	**149**	**0.1%**	276	0.2%
Total other investments	**28,947**	**16.5%**	26,050	15.9%
Cash and cash equivalents	**13,536**	**7.6%**	8,444	5.2%
Total Group investments	**175,967**	**100%**	163,788	100%

Short-term investments include fixed term and fiduciary investments which have an original maturity of less than one year.

Table 7.4
Available-for-sale securities
in USD millions

	Cost or amortized cost 2003	Cost or amortized cost 2002	Gross unrealized gains 2003	Gross unrealized gains 2002	Gross unrealized losses 2003	Gross unrealized losses 2002	Estimated fair value 2003	Estimated fair value 2002
Debt securities – available-for-sale:								
Swiss federal and cantonal governments	**8,170**	9,780	**404**	791	**(12)**	–	**8,562**	10,571
United Kingdom government	**9,009**	6,950	**358**	550	**(94)**	(1)	**9,273**	7,499
United States government	**10,165**	8,158	**207**	364	**(90)**	(17)	**10,282**	8,505
Other governments	**26,788**	17,934	**687**	884	**(296)**	(34)	**27,179**	18,784
Corporate securities	**31,112**	34,361	**1,572**	2,051	**(268)**	(233)	**32,416**	36,179
Mortgage and asset-backed securities	**11,646**	12,368	**468**	643	**(99)**	(22)	**12,015**	12,989
Redeemable preferred stocks	**294**	400	**4**	21	**–**	(1)	**298**	420
Total	**97,184**	89,951	**3,700**	5,304	**(859)**	(308)	**100,025**	94,947
Equity securities – available-for-sale:								
Common stock	**9,946**	13,403	**1,081**	1,241	**(1,561)**	(3,541)	**9,466**	11,103
Unit-trust	**4,034**	5,119	**81**	73	**(309)**	(691)	**3,806**	4,501
Non-redeemable preferred stock	**253**	279	**17**	5	**(17)**	(54)	**253**	230
Total	**14,233**	18,801	**1,179**	1,319	**(1,887)**	(4,286)	**13,525**	15,834

Table 7.5
Debt securities maturity schedule
in USD millions

	Amortized cost Held-to-maturity 2003	Amortized cost Held-to-maturity 2002	Estimated fair value Available-for-sale 2003	Estimated fair value Available-for-sale 2002
Less than one year	**106**	46	**4,385**	3,608
One year through five years	**287**	146	**30,880**	29,076
Five years through ten years	**249**	230	**31,864**	31,088
Over ten years	**3,244**	393	**20,881**	18,186
Subtotal	**3,886**	815	**88,010**	81,958
Mortgage and asset-backed securities	**–**	–	**12,015**	12,989
Total	3,886	815	100,025	94,947

The amortized cost and estimated fair values of debt securities held-to-maturity and available-for-sale are shown by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Table 7.6
Equity securities (including trading equity portfolios in capital markets and banking activities)
as at December 31

	2003 USD millions	2003 % of total Group investments	2002 USD millions	2002 % of total Group investments
Common stocks, including equity unit trusts	**11,319**	**6.4%**	13,607	8.3%
Unit-trusts (debt securities, real estate, short-term investments)	**2,270**	**1.3%**	2,407	1.5%
Common stock portfolios backing the participating with-profit policyholder contracts	**1,599**	**0.9%**	2,781	1.7%
Trading equity portfolios in capital markets and banking activities	**4,303**	**2.5%**	7,093	4.3%
Total	**19,491**	**11.1%**	25,888	15.8%

Table 7.7
Investments in associates
in USD millions

	Carrying value 2003	Carrying value 2002	Share in profit/(loss) 2003	Share in profit/(loss) 2002	Ownership interest 2003	Ownership interest 2002
Capital Z Financial Services Fund II LP, United States	**371**	338	**59**	–	**29.41%**	31.36%
PSP Swiss Property AG, Switzerland	**269**	231	**19**	5	**22.34%**	22.40%
The Guarantee Company of North America, Canada	**82**	67	**2**	–	**32.08%**	32.09%
Euclid Office, L.P., United States[1]	**29**	19	**1**	15	**99.00%**	99.00%
MICO Equities Inc., Philippines	**18**	18	**–**	(1)	**30.32%**	30.32%
MCIS Zurich Insurance Berhad, Malaysia	**37**	37	**2**	–	**40.00%**	40.00%
Associated Planners Financial Group Pty Ltd., Australia	**17**	12	**–**	–	**30.00%**	30.00%
Globale Krankenversicherungs AG, Germany	**17**	17	**(3)**	2	**34.57%**	34.57%
Other	**151**	169	**10**	(29)	**n/m**	n/m
Total	**991**	908	**90**	(8)	**n/m**	n/m

[1] Euclid Office, L.P., United States is not consolidated since it is not controlled by the Group.

Table 7.8
Real estate held for investment

in USD millions	2003	2002
Carrying value as at January 1 (opening balance)	**7,378**	5,741
Additions and capital improvements	**231**	55
Disposals	**(955)**	(274)
Market value revaluation	**(82)**	76
Transfer from/(to) assets held for own use	**(136)**	860
Foreign currency translation effects	**1,026**	920
Carrying value as at December 31 (closing balance)	7,462	7,378

Real estate held for investment consists of investments in commercial, residential and mixed-use properties primarily located in Switzerland and the United Kingdom.

Cash and investments with a carrying value of USD 7,466 million and USD 7,402 million were deposited with regulatory authorities at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, respectively, debt securities with a carrying value of USD 3,742 million and USD 3,416 million have been sold to financial institutions under short-term sale and repurchase agreements. These securities continue to be recognized as investments in the balance sheet and an obligation to repurchase them is included in liabilities in the balance sheet at that date.

Table 7.9
Unrealized gains/(losses) on investments included in shareholders' equity

in USD millions, as at December 31	2003	2002
Debt securities – available-for-sale	**2,841**	4,996
Equity securities – available-for-sale	**(708)**	(2,967)
Other	**(155)**	(202)
Less amount of net unrealized investment (gains)/losses attributable to:		
Life policyholder dividends and other policyholder liabilities	**(638)**	(90)
Life deferred acquisition costs	**(119)**	(117)
Deferred income taxes	**(353)**	(540)
Minority interests	**(6)**	–
Total	862	1,080

8. Investments held on account and at risk of life insurance policyholders and Insurance reserves for life insurance where the investment risk is carried by policyholders

Table 8
Investments held on account and at risk of life insurance policyholders and Insurance reserves for life insurance where the investment risk is carried by policyholders

in USD millions, as at December 31	2003	2002
Debt securities	**8,342**	7,511
Equity securities	**55,433**	43,559
Real estate	**3,640**	3,556
Collateral and other loans	**6**	10
Short-term investments	**830**	548
Other investments	**1,526**	1,020
Cash and cash equivalents	**2,159**	1,855
Total Investments held on account and at risk of life insurance policyholders	71,936	58,059
Total Insurance reserves for life insurance where the investment risk is carried by policyholders	73,233	59,146

In certain countries, 'Investments held on account and at risk of life insurance policyholders' and 'Insurance reserves for life insurance where the investment risk is carried by policyholders' (formerly called 'Separate account (unit-linked) assets and liabilities') do not necessarily equal as such insurance reserves include amounts due to policyholders as well as deferred front-end fees. The year-on-year movement in this difference is reflected in the operating statement and as an adjustment to cash flows from operating activities.

9. Fair value of financial instruments

The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

- Debt securities: Fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.
- Equity securities: Fair values are based on quoted market prices.
- Investments in associates are accounted for using the equity method. Accordingly, these participations are carried at the Group's proportional interest of the investee's shareholders' equity. The fair value of these entities, particularly for publicly traded entities, may differ from the carrying value.
- Investments held by investment companies: Estimated fair values are determined by the investment managers.
- Real estate: Fair value is determined on a regular basis with reference to current market conditions.
- Mortgage loans: Fair values of loans on real estate are estimated using discounted cash flow calculations based upon the Group's current incremental lending rates for similar types of loans.
- Policyholders' collateral and other loans: Fair values of policyholders' collateral loans are estimated using discounted cash flow calculations based upon the Group's current incremental lending rates for similar types of loans. The fair values of other loans are not calculated and are not significant to the Group.
- Short-term investments: Carrying amounts approximate fair values.
- Other: Quoted market prices are not readily available for these assets. They are not fair valued and are not significant to the Group.
- Cash and cash equivalents: Carrying amounts approximate fair values.
- Derivative trading assets and liabilities are estimated based on quoted market prices, prices provided by independent brokers or accepted valuation models.
- Universal life and other investment contracts: Fair values are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.
- Debt: Fair values are estimated using discounted cash flow calculations based upon the Group's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.
- Obligations to repurchase securities are recorded at cost which approximates fair value.

Table 9

Fair value of financial instruments
in USD millions, as at December 31

	Total fair value		Total carrying value	
	2003	2002	2003	2002
Debt securities	**113,393**	102,543	**113,002**	102,498
Equity securities (incl. trading equity portfolios in capital markets and banking activities)	**19,491**	25,888	**19,491**	25,888
Investments in associates	**991**	860	**991**	908
Other Investments:				
Investments held by investment companies	**1,576**	1,328	**1,576**	1,328
Real Estate	**7,462**	7,378	**7,462**	7,378
Mortgage loans	**11,387**	9,011	**11,283**	8,811
Policyholders' collateral and other loans	**7,484**	7,145	**7,479**	7,159
Short-term investments	**998**	1,098	**998**	1,098
Other	**149**	276	**149**	276
Total other investments	**29,056**	26,236	**28,947**	26,050
Cash and cash equivalents	**13,536**	8,444	**13,536**	8,444
Derivative trading assets	**2,579**	1,475	**2,579**	1,475
Total of financial instruments (assets)	**179,046**	165,446	**178,546**	165,263
Universal life and other investment contracts	**(12,343)**	(13,456)	**(12,345)**	(13,770)
Debt	**(11,037)**	(12,065)	**(10,736)**	(11,808)
Obligations to repurchase securities	**(3,742)**	(3,416)	**(3,742)**	(3,416)
Derivative trading liabilities	**(2,442)**	(3,953)	**(2,442)**	(3,953)
Total of financial instruments (liabilities)	**(29,564)**	(32,890)	**(29,265)**	(32,947)

10. Derivative financial instruments

(a) Principles

The Group uses derivative financial instruments to manage risks related to its capital, assets and liabilities and its commitments to third parties. The Group, due to its multinational operations, has foreign currency exposure and, due to the long-term nature of some of its insurance reserves, has exposure to interest rate and reinvestment risks. The Group uses derivative financial instruments to mitigate the risks posed by changes in foreign exchange rates and interest rates. Therefore, derivative financial instruments are part of insurance, investment, asset-liability management, capital raising or cash management activities and must conform to the general guidelines of the Group for these activities, which are documented and reviewed for compliance by the Group. If the Group were required to settle outstanding derivative

Zurich Capital Markets ("ZCM") has a portfolio of derivative products for the benefit of its customers. ZCM does not engage in proprietary trading. ZCM's positions on derivative financial instruments are separately reported in subsection (d) of this note.

For interest rate caps, floors and swap transactions, forward and futures contracts and options written, only the potential market value of the instruments represents a credit risk to the Group. The Group controls the credit risk of its interest rate swap agreements and forward and futures contracts through credit approvals, limits and monitoring procedures.

To limit credit risk exposure derivative financial instruments are typically executed with counterparties rated A or better by Standard & Poor's. Wherever possible, efforts are undertaken to net the credit exposure with individual counterparties in compliance with applicable laws.

The term "contractual amount" is used for derivative financial instruments for which an exchange of the principal sum at maturity could take place, e.g. options, futures, currency swaps. The term "notional amount" describes instruments for which the principal sum is only notionally lent or borrowed, e.g. interest swaps, forward rate agreements (FRAs). The notional principal amounts are used to express the extent of the Group's involvement in derivative transactions. This standard measurement of the volume of derivative transactions is not a quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet.

(b) Derivative financial instruments used

Interest rate and currency swaps: Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis, on a specified notional amount. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating interest payments. Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies. Exposure to loss on both types of swap contracts will increase or decrease over their respective lives as a function of maturity dates, interest and foreign exchange rates, and the timing of payments.

Interest rate futures, forwards and options contracts: Interest rate futures are exchange-traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price. Interest rate forward agreements are traded over-the-counter ("OTC") where two parties agree on an interest rate and other terms that will become a reference point in determining, in concert with an agreed notional principal amount, a net payment to be made by one party to the other, depending on what rate in fact prevails at a future point in time. Interest rate options, which consist primarily of caps and floors, are interest rate protection instruments that involve the obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between the current rate and an agreed rate applied to a notional amount. Exposure to loss on interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate. For interest rate futures and exchange-traded options, the Group's exposure to off-balance sheet credit risk is limited, as these transactions are executed on organized exchanges that assume the obligation of the counterparty and generally require security deposits and daily settlement of margins.

Foreign exchange contracts: Foreign exchange contracts, which include spot, forward and futures contracts, represent agreements to exchange one currency for another currency at an agreed price and settlement date. Foreign exchange option contracts are similar to interest rate option contracts, except that they are based on currencies, rather than interest rates. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate. For exchange-traded foreign exchange contracts, the Group's exposure to off-balance sheet credit risk is limited, as these transactions are executed on organized exchanges that assume the obligation of counterparties and generally require security deposits and daily settlement of margins.

(c) Outstanding positions of the Group (excluding ZCM)

Table 10.1

Maturity profile of notional principal amounts and market values of derivative financial instruments (excluding ZCM)

in USD millions	Remaining life Up to 1 year	 1 to 5 years	 over 5 years	Notional principal amounts 2003	 2002	Market values 2003	 2002
Swaps							
Interest rate swaps	45	117	890	**1,052**	1,000	**(79)**	(77)
Currency swaps	–	765	–	**765**	795	**132**	69
Total return equity swaps	–	2,769	400	**3,169**	3,704	**(38)**	(169)
Options							
Purchased call options	437	161	109	**707**	314	**10**	13
Purchased put options	53	1,840	–	**1,893**	1,341	**43**	195
Written call options	434	1,502	2,470	**4,406**	4,500	**(281)**	(316)
Written put options	–	–	245	**245**	668	**(3)**	(35)
Futures / forwards							
Purchased futures / forward contracts	8,831	–	31	**8,862**	2,964	**50**	68
Written futures / forward contracts	52	–	–	**52**	2,123	**1**	(54)
Total as at December 31	9,852	7,154	4,145	**21,151**	17,409	**(165)**	(306)
of which:							
derivative trading asset						**427**	494
derivative trading liability						**(592)**	(800)

(d) Outstanding positions of Zurich Capital Markets ("ZCM")

ZCM's risk management model focused on controlling incremental risk and actively monitoring existing portfolio risk. Existing portfolio risk is monitored through a variety of quantitative measures including Value-at-Risk (VaR) and stress testing.

Table 10.2

Maturity profile of notional principal amounts and market values of derivative financial instruments (ZCM)

in USD millions	Remaining life			Notional principal amounts		Market values	
	Up to 1 year	1 to 5 years	over 5 years	2003	2002	2003	2002
Swaps							
Interest rate swaps	3,989	2,425	6,093	**12,507**	11,572	**11**	(59)
Currency swaps	405	926	142	**1,473**	1,660	**7**	14
Total return equity swaps	–	267	46	**313**	1,294	**(41)**	(84)
Other swaps	–	–	105	**105**	320	**(1)**	7
Options							
Purchased call options	–	159	50	**209**	636	**1,490**	36
Purchased put options	61	120	1,316	**1,497**	2,624	**59**	40
Written call options	512	1,755	986	**3,253**	5,835	**(1,248)**	(2,167)
Written put options	179	476	1,687	**2,342**	4,457	**(12)**	(82)
Futures / forwards							
Purchased futures / forward contracts	1,358	2	–	**1,360**	2,300	**70**	46
Sold futures / forward contracts	1,271	62	–	**1,333**	5,701	**(33)**	77
Total as at December 31	7,775	6,192	10,425	**24,392**	36,399	**302**	(2,172)
of which:							
derivative trading asset						**2,152**	981
derivative trading liability						**(1,850)**	(3,153)

11. Insurance benefits, losses and expenses

Table 11

Insurance benefits, losses and expenses

in USD millions, for the years ended December 31	Gross		Ceded		Net	
	2003	2002	2003	2002	2003	2002
Losses and loss adjustment expenses	**25,196**	23,794	**(4,068)**	(5,498)	**21,128**	18,296
Life insurance death and other benefits	**10,659**	7,827	**(422)**	(356)	**10,237**	7,471
Increase in future life policyholders' benefits	**1,951**	1,890	**(157)**	(205)	**1,794**	1,685
Total insurance benefits and losses	**37,806**	33,511	**(4,647)**	(6,059)	**33,159**	27,452
of which:						
Losses and loss adjustment expenses paid, net	**18,905**	16,447	**(2,389)**	(2,208)	**16,516**	14,239
Underwriting and policy acquisition costs	**7,936**	7,186	**(1,488)**	(1,332)	**6,448**	5,854

The Group establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates are reflected in results of operations in the period in which estimates are changed. In 2002, the Group performed general insurance reserve reviews utilizing data derived from recent experience and other data and considered the results of an independent actuarial study. As a result of these reviews, a provision of USD 2,021 million before tax (USD 1,758 million after tax) was recorded for 2002 relating to adverse developments of risks insured in prior years, particularly for asbestos claims and in the US for casualty specialty lines, as well as general liability, automobile and workers' compensation. The provision also reflected the effects of the changing risk profile of the Group following the Converium spin-off and the increasing focus on our key markets.

12. Insurance reserves

Table 12.1
Insurance reserves
in USD millions, as at December 31

	2003	2002
Gross		
Reserves for losses and loss adjustment expenses	**51,068**	45,306
Reserves for unearned premiums	**13,944**	12,491
Future life policyholders' benefits	**84,452**	76,262
Policyholders' contract deposits and other funds	**22,400**	22,792
Total insurance reserves, gross	**171,864**	156,851
Ceded		
Reserves for losses and loss adjustment expenses	**(14,055)**	(14,940)
Reserves for unearned premiums	**(2,157)**	(1,821)
Future life policyholders' benefits	**(875)**	(980)
Policyholders' contract deposits and other funds	**(3,799)**	(360)
Total ceded reserves (reinsurers' share of insurance reserves)	**(20,886)**	(18,101)
Net		
Reserves for losses and loss adjustment expenses	**37,013**	30,366
Reserves for unearned premiums	**11,787**	10,670
Future life policyholders' benefits	**83,577**	75,282
Policyholders' contract deposits and other funds	**18,601**	22,432
Total insurance reserves, net	**150,978**	138,750

Table 12.2
Reserves for losses and loss adjustment expenses
in USD millions

	2003	2002
As at January 1 (opening balance)		
Gross reserves for losses and loss adjustment expenses	**45,306**	37,695
Reinsurance recoverable	**(14,940)**	(13,605)
Net reserves for losses and loss adjustment expenses	**30,366**	24,090
Losses and loss adjustment expenses incurred		
Current year	**19,254**	15,478
Prior periods	**1,874**	2,818
Total	**21,128**	18,296
Losses and loss adjustment expenses paid		
Current year	**(7,593)**	(6,263)
Prior periods	**(8,923)**	(7,976)
Total	**(16,516)**	(14,239)
Acquisitions and divestments of companies and businesses	**(291)**	129
Foreign currency translation effects	**2,326**	2,090
As at December 31 (closing balance)		
Net reserves for losses and loss adjustment expenses	**37,013**	30,366
Reinsurance recoverable	**14,055**	14,940
Gross reserves for losses and loss adjustment expenses	**51,068**	45,306

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as at the balance sheet date. The reserves for losses and loss adjustment expenses are determined on the basis of information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Deferred charges relating to retrospective reinsurance assumed totaling USD 265 million and USD 254 million as at December 31, 2003 and 2002, respectively, have been deducted from reserves for losses and loss adjustment expenses.

Table 12.3
Reserves for losses and loss adjustment expenses for asbestos and environmental claims
in USD millions

	2003		2002	
	Gross	Net	Gross	Net
Asbestos				
As at January 1 (opening balance)	**2,572**	**2,030**	2,108	1,653
Losses and loss adjustment expenses incurred	**322**	**347**	324	250
Losses and loss adjustment expenses paid	**(156)**	**(114)**	(111)	(60)
Commutations, settlements and other	**1**	**1**	45	44
Foreign currency translation effects	**191**	**156**	206	143
As at December 31 (closing balance)	2,930	2,420	2,572	2,030
Environmental				
As at January 1 (opening balance)	**812**	**648**	810	628
Losses and loss adjustment expenses incurred	**(56)**	**(43)**	22	46
Losses and loss adjustment expenses paid	**(72)**	**(58)**	(63)	(46)
Commutations, settlements and other	**(1)**	**(1)**	7	(3)
Foreign currency translation effects	**20**	**13**	36	23
As at December 31 (closing balance)	703	559	812	648

Management has considered environmental and latent injury claims and claims expenses in establishing the reserves for losses and loss adjustment expenses. The Group continues to be advised of claims asserting injuries from toxic waste, hazardous materials and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dumpsites relating to policies written in prior years and indemnity claims asserting injuries from asbestos. Coverage and claim settlement issues, such as determination that coverage exists and the definition of an occurrence, may cause the actual loss development to exhibit more variation than the remainder of the Group's book of business. Such claims cannot be estimated with traditional reserving techniques and, accordingly, the uncertainty with respect to the ultimate cost of these types of claims has been greater than the uncertainty relating to standard lines of business.

The uncertainties arise out of changes or potential changes in various laws or the interpretation of laws. While the Group believes that it has made adequate provision for these claims, it is possible that future adverse development could have a material effect on the Group's results of operations, cash flows and financial position. At December 31, 2003 and 2002, the net reserve amounts related to these claims included above were USD 2,979 million and USD 2,678 million, respectively.

13. Future life policyholders' benefits and policyholders' contract deposits and other funds

Table 13
Future life policyholders' benefits and policyholders' contract deposits and other funds (gross of reinsurance)
in USD millions, as at December 31

	2003	2002
Future life policyholders' benefits		
Long-duration contracts	**84,360**	76,232
Short-duration contracts	**92**	30
Total	**84,452**	76,262
Policyholders' contract deposits and other funds		
Annuities	**1,953**	1,472
Universal life and other investment contracts	**12,345**	13,770
Policyholder dividends	**8,102**	7,550
Total	**22,400**	22,792

Long-duration contract liabilities included in future life policyholders' benefits result primarily from traditional participating and non-participating life insurance products. Short-duration contract liabilities are primarily accident and health insurance products. The liability for future life policyholder benefits has been established based upon the following:

- Interest rates which vary by territory, year of issuance and product.
- Mortality rates based on published mortality tables adjusted for actual experience by geographic area and modified to allow for variations in policy form.
- Surrender rates based upon actual experience by geographic area and modified to allow for variations in policy form.

The amount of policyholder dividends to be paid is determined annually by each Group life insurance company. Policyholder dividends include life policyholders' share of net income and unrealized appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments relating to future policyholders' benefits and policyholders' contract deposits vary according to the type of contract and the territory. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to local regulatory provisions.

14. Income taxes

Table 14.1
Income tax (expense)/benefit

in USD millions, for the years ended December 31	2003	2002
Current	(874)	(613)
Deferred	(646)	869
Total income tax (expense)/benefit	**(1,520)**	256

The Group, as a proxy for life insurance policyholders in the UK, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK life insurance policyholder earnings is included in income tax expense. The tax expense/(benefit) attributable to policyholder earnings was USD 38 million and USD (481) million in 2003 and 2002, respectively. In addition, deferred income tax on unrealized investment gains on unit-linked contracts is included as income tax expense and an accrual for future policy fees that will cover the tax charge is included in gross written premiums and policy fees revenue. Income tax is shown before reduction for the element attributable to policyholders.

Table 14.2
Expected and actual income tax (expense)/benefit

in USD millions, for the years ended December 31	2003	2002
Expected income tax (expense)/benefit	(1,210)	1,159
Reduction/(increase) in taxes resulting from:		
Non-taxable income	320	224
Non-deductible expenses	(122)	(74)
Withholding, state and local taxes	69	(94)
Non-utilizable tax losses	(509)	(404)
Effect of special provisions	–	(808)
Additional tax expense attributable to life insurance policyholder earnings	(59)	260
Other	(9)	(7)
Actual income tax (expense)/benefit	(1,520)	256

The table above illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the expected rate.

The expected weighted average tax rate for the Group was 32.3% and 33.1% in 2003 and 2002, respectively. These rates were derived by obtaining a weighted average of the applicable statutory income tax in relation to the operating income/loss generated in the main taxable territories in which the Group operates.

Table 14.3
Deferred income taxes

in USD millions, as at December 31	2003	2002
Deferred tax assets		
Reserves for losses and loss adjustment expenses	787	864
Reserves for unearned premiums	390	303
Accruals not currently deductible	160	141
Unrealized losses on investments	125	424
Depreciable and amortizable assets	88	70
Deferred front-end-fees	423	336
Life policy reserves	223	383
Loss carryforwards	995	1,210
Other	873	889
Deferred tax assets, gross	4,064	4,620
Valuation allowance on deferred tax assets	(351)	(186)
Deferred tax assets, net	3,713	4,434
Deferred tax liabilities		
Reserves for losses and loss adjustment expenses	(493)	(419)
Deferred policy acquisition costs	(2,161)	(2,102)
Unrealized gains on investments	(478)	(964)
Depreciable and amortizable assets	(1,134)	(937)
Life policy reserves	(576)	(438)
Insurance reserves for life insurance where the investment risk is carried by policyholders	(60)	(55)
Other	(716)	(624)
Deferred tax liabilities	**(5,618)**	(5,539)
Net deferred tax liabilities	**(1,905)**	(1,105)

The current income tax payable (net of income tax receivable) at December 31, 2003 and 2002 was USD 631 million and USD 502 million, respectively.

At December 31, 2003 and 2002, respectively, the Group had income tax loss carryforwards of USD 3,251 million and USD 3,696 million available (subject to various statutory restrictions) for use to offset future taxable income. The majority of the income tax loss carryforwards expire after five years. Deferred tax assets for loss carryforwards of USD 2,218 million and USD 2,838 million have been recognized at December 31, 2003 and 2002, respectively.

15. Receivables

Table 15
Receivables
in USD millions, as at December 31

	2003	2002
Receivables from policyholders	**2,634**	2,381
Receivables from insurance companies, agents, brokers and intermediaries	**5,565**	5,155
Other receivables	**3,179**	3,536
Allowance for uncollectible amounts	**(355)**	(418)
Total	**11,023**	10,654

16. Reinsurance assets

Table 16
Reinsurance assets
in USD millions, as at December 31

	2003	2002
Reinsurers' share of insurance reserves	**20,886**	18,101
Receivable arising from ceded reinsurance	**2,155**	1,839
Allowance for uncollectible amounts	**(371)**	(328)
Total reinsurance assets	**22,670**	19,612

Ceded reinsurance arrangements do not relieve the Group from its direct obligations to its policyholders. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Group holds substantial collateral as security under related reinsurance agreements in the form of deposits, securities and/or letters of credit.

The life insurance operations limit exposure to loss on any single life policy. Retention limits vary by territory and product line. Approximately 7.1% and 7.7% of gross written premiums and policy fees were ceded at December 31, 2003 and 2002, respectively, for life operations, and 23.3% and 24.6% for general insurance operations at December 31, 2003 and 2002, respectively.

Net insurance reserves were USD 150,978 million and USD 138,750 million at December 31, 2003 and 2002, respectively, after deducting the amount of reinsurance ceded to reinsurers.

17. Deferred policy acquisition costs

Table 17
Deferred policy acquisition costs
in USD millions

	General Insurance		Life Insurance		Other Segments[1]		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
As at January 1 (opening balance)	**1,895**	1,421	**9,029**	7,819	**179**	144	**11,103**	9,384
Acquisition costs deferred	**2,127**	1,915	**1,327**	1,152	**1**	25	**3,455**	3,092
Amortization charged to income	**(1,915)**	(1,479)	**(536)**	(1,178)	**(80)**	3	**(2,531)**	(2,654)
Amortization charged to shareholders' equity	**–**	–	**(16)**	75	**9**	(10)	**(7)**	65
Acquisitions/(divestments)	**(1)**	34	**(781)**	471	**–**	–	**(782)**	505
Increase/(decrease) due to currency translation	**(21)**	4	**817**	690	**(11)**	17	**785**	711
As at December 31 (closing balance)	**2,085**	1,895	**9,840**	9,029	**98**	179	**12,023**	11,103

[1] Including eliminations of inter-segment transactions.

18. Fixed assets

Table 18
Fixed assets
in USD millions, as at December 31

	2003	2002
Land held for own use	**487**	439
Buildings held for own use	**1,820**	1,707
Furniture and fixtures	**558**	544
Computer equipment	**865**	880
Other fixed assets	**638**	618
Total cost before depreciation	**4,368**	4,188
Less: accumulated depreciation	**(2,062)**	(1,826)
Total	**2,306**	2,362
Activity during the years ended December 31		
Carrying value as at January 1 (opening balance)	**2,362**	2,185
Additions, capital improvements and transfers	**237**	570
Disposals and transfers	**(205)**	(264)
Depreciation	**(357)**	(330)
Foreign currency translation effects	**269**	201
Carrying value as at December 31 (closing balance)	**2,306**	2,362

The fire insurance value of the Group's own use real estate, investment real estate and further fixed assets totaled USD 12,173 million and USD 11,378 million at December 31, 2003 and 2002, respectively.

19. Goodwill and other intangible assets

Table 19 **Intangible assets** in USD millions	Goodwill		Present value of profits of acquired insurance contracts		Other intangible assets		Attorney-in-fact relationship		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Carrying value as at January 1	**792**	1,059	**1,200**	986	**765**	2,135	**1,110**	1,153	**3,867**	5,333
Additions and transfers	**47**	535	**4**	350	**150**	621	**–**	–	**201**	1,506
Disposals and transfers	**(69)**	(42)	**(216)**	–	**(13)**	(1,641)	**–**	–	**(298)**	(1,683)
Amortization	**(107)**	(776)	**(63)**	(158)	**(223)**	(392)	**(43)**	(43)	**(436)**	(1,369)
Foreign currency translation effects	**116**	16	**100**	22	**23**	42	**–**	–	**239**	80
Carrying value as at December 31	**779**	792	**1,025**	1,200	**702**	765	**1,067**	1,110	**3,573**	3,867
Accumulated amortization as at December 31	**(463)**	(1,094)	**(1,352)**	(1,495)	**(1,425)**	(1,316)	**(642)**	(599)	**(3,882)**	(4,504)

In 2002, the carrying values of goodwill associated with certain business acquisitions were determined to be not fully recoverable due to lower than expected future cash flows from the businesses and a provision of USD 727 million was recorded. This provision included write-offs of goodwill for the North American life business of USD 462 million, the Deutscher Herold life business of USD 157 million and the North American general insurance business of USD 108 million.

The carrying values of other intangible assets were determined to be not fully recoverable due to lower than expected future cash flows from the businesses and a provision amounting to USD 237 million (USD 227 million after tax) was recorded in 2002. This provision includes costs related to certain E-business initiatives that were discontinued and to other assets that had reduced continuing value.

The amount of interest accrued on the unamortized present value of profits of acquired insurance contracts ("PVP") balance and recorded as a credit against amortization expense was USD 32 million and USD 44 million for the years ended December 31, 2003 and 2002, respectively. Interest on PVP accrued at interest rates ranging from 4% to 9%. Annual PVP amortization expense is estimated to range from USD 82 million to USD 54 million for the years 2004 to 2009, but may fluctuate outside this range based on investment performance. The asset representing the attorney-in-fact relationship is amortized on a straight-line basis over 40 years.

20. Debt

Table 20.1
Debt
in USD millions, as at December 31

		2003	2002
a) Debt related to capital markets and banking activities			
Zurich Capital Markets	Commercial paper, due in the following year	**2,113**	2,488
	Notes and loans payable, due in the following year	**2,855**	3,535
	Notes and loans payable, due 2005–2013	**546**	614
	Notes and loans payable, due after 2014	**150**	150
Dunbar Bank	Short-term borrowings	**136**	379
Centre Solutions (Bermuda) Ltd.	Various debt instruments	**161**	204
Debt related to capital markets and banking activities		**5,961**	7,370
b) Senior debt			
Zurich Finance (USA), Inc.	6% USD bond, due July 2003	**–**	300
	4.75% USD bond, due October 2003	**–**	150
	3.5% CHF bond, due July 2008	**242**	217
	2.75% CHF bond, due July 2006	**403**	361
Zurich International (Bermuda) Ltd.	Zero coupon CHF exchangeable bond, due July 2004	**427**	370
Kemper Corporation	6.875% USD notes, due September 2003	**–**	228
	Various debt instruments, due in 2009	**27**	–
Zurich Insurance Company	3.875% CHF bond, due July 2011	**807**	723
	Various borrowings and notes	**94**	154
Zurich Financial Services (UKISA)	Short-term bank borrowings	**54**	–
Other	Various debt instruments	**306**	435
Senior debt		**2,360**	2,938
c) Subordinated debt			
Zurich Capital Trust I	8.376% USD Capital Securities, due June 2037	**1,000**	1,000
Farmers Group Capital ("QUIPS")	8.45% USD Preferred Securities, due December 2025, Series A	**–**	410
Farmers Group Capital II ("QUIPS")	8.25% USD Preferred Securities, due December 2025, Series B	**–**	90
Zurich Finance (UK) p.l.c.	6.625% GBP bond, undated notes	**795**	–
Zurich Finance (USA), Inc.	5.75% EUR bond, due July 2023	**620**	–
Subordinated debt		**2,415**	1,500
Total senior and subordinated debt		**4,775**	4,438
Total debt		**10,736**	11,808

(a) Debt related to capital markets and banking activities

In July 2003 a framework agreement was signed with BNP Paribas for the transfer of certain derivative transactions and credit facilities and related assets by Zurich Capital Markets to BNP Paribas. As of December 31, 2003, some of these transfers were completed and this contributed to a reduction of Zurich Capital Markets debt.

ZCM Matched Funding Corp. has a USD 2.5 billion US Commercial Paper Program. The program allows the issuance of notes with a minimum denomination of USD 250,000 and with maturities not exceeding 366 days. As of December 2003, a USD 1.27 billion syndicated revolving credit facility was in place to backstop the commercial paper program. No borrowings were outstanding under this facility at year-end.

Dunbar Bank p.l.c., a wholly-owned banking subsidiary of Allied Dunbar Assurance p.l.c., had total outstanding borrowings of GBP 76 million and GBP 236 million at December 31, 2003 and 2002, respectively. These short-term borrowings were drawn under various committed credit facilities totaling GBP 415 million and GBP 365 million at December 31, 2003 and 2002, respectively. Net proceeds of these funds were used to finance Dunbar Bank's lending activities.

(b) Senior debt

The Group has a Euro Medium Term Note Program (EMTN Program) which allows for the issuance of up to USD 4 billion of senior and subordinated notes on the Euromarket, denominated in any currency. Issuing entities under the EMTN Program include Zurich Finance (USA), Inc. and Zurich Finance (UK) p.l.c.

The 3.5% CHF 300 million issue due July 2008 was swapped into USD at a fixed rate of 6.065% and for a notional amount of approximately USD 199.8 million with equal maturity and coupon payment dates. CHF 232 million of the 2.75% CHF 500 million bond was swapped into US Dollars (3 months USD Libor less 3 bps) at the time of issuance.

The zero coupon CHF 539 million exchangeable bond issued by Zurich International (Bermuda) Ltd. is exchangeable into 4,800,000 registered shares of UBS AG and is guaranteed by Zurich Insurance Company. These unsecured and unsubordinated bonds were issued at par and became callable on July 18, 2003, subject to certain conditions.

At December 31, 2003, "Other senior debt" included short- and medium-term debt of various subsidiaries of the Group.

(c) Subordinated debt

The USD 1,000 million Capital Securities, issued by Zurich Capital Trust I, a wholly-owned subsidiary of Zurich Holding Company of America, will mature in 2037. The Group has the option at any time on or after June 1, 2007 to redeem the securities in whole or in part at a price of 104.188%, decreasing each year to a price of 100% on June 1, 2017.

On November 25, 2003, Farmers Group Capital and Farmers Group Capital II called the "QUIPS" for redemption at par.

On October 2, 2003, the Group issued subordinated debt, consisting of a 6.625% GBP 450 million perpetual bond callable in 2022 through Zurich Finance (UK) p.l.c. and a 5.75% EUR 500 million bond, maturing in 2023 and callable in 2013 through Zurich Finance (USA), Inc. Both issuers belong to the Group's EMTN Program mentioned above and are guaranteed by Zurich Insurance Company on a subordinated basis.

Table 20.2

Maturity schedule of outstanding debt

in USD millions	2003
2004	**5,589**
2005	**220**
2006	**889**
2007	**153**
after 2007	**3,885**
Total	**10,736**

Table 20.3

Interest expense on debt

in USD millions, for the years ended December 31	2003	2002
Debt related to capital markets and banking activities	**160**	227
Senior debt	**150**	316
Subordinated debt	**135**	126
Total	**445**	669

Loan facilities

As at December 31, 2003, the Group had three major syndicated credit facilities (Zurich Group Holding together with Zurich Insurance Company, Farmers Group, Inc. ("FGI") and Eagle Star Holdings Ltd.). The Group has a USD 1.5 billion 5-year revolving credit facility maturing in 2004. Under the agreement Zurich Group Holding and Zurich Insurance Company act as guarantors for drawings of up to USD 750 million for themselves and for a number of defined subsidiary borrowers. As at December 31, 2003, there were no outstanding borrowings under this facility. FGI has a USD 250 million revolving credit agreement that will expire in September 2004, with a term-out-option allowing the repayment of any outstanding borrowings at that time until September 2005. As at December 31, 2003, FGI did not have any outstanding borrowings under this credit agreement. Eagle Star Holdings Ltd. has a GBP 400 million revolving credit facility, maturing on August 18, 2004. As at December 31, 2003, none of this facility was utilized. Several of the debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Group was in compliance with the debt covenants as at December 31, 2003.

In addition, there are facilities in place for Zurich Capital Markets and for Dunbar Bank as mentioned under (a) Debt related to capital markets and banking activities.

21. Other liabilities

Table 21

Other liabilities

in USD millions, as at December 31	2003	2002
Amounts due to reinsurers, agents and other insurance companies	**3,264**	2,589
Amounts due to life policyholders	**551**	578
Other payables	**6,675**	6,551
Tax payables	**1,159**	1,117
Derivative trading liabilities	**2,442**	3,953
Deferred income and other liabilities	**1,890**	1,619
Total	**15,981**	16,407

22. Minority interests

Table 22
Minority interests

in USD millions, as at December 31	2003	2002
Preferred securities	**390**	969
Other	**579**	238
Total	**969**	1,207

Minority interests include third-party equity interests, preferred securities and similar instruments issued by consolidated subsidiaries of the Group in connection with providing structured financial solutions to its customers.

In December 1999, Zurich Financial Services (Jersey) Limited, a subsidiary of Zurich Group Holding (formerly Zurich Financial Services), issued 12,000,000 perpetual non-voting, non-cumulative Series A Preference Shares on the Euromarket with a par value of EUR 25 (EUR 300,000,000). The securities benefit from a subordinated support agreement of Zurich Group Holding and carry a fixed coupon of 7.125%, payable quarterly. The securities are, subject to certain conditions, redeemable at the option of the issuer in whole, but not in part, from time to time on or after five years from the issue date. Proceeds from the issue were used to refinance existing intercompany debt and for general corporate purposes. With this issue, the Group was able to reinforce its capital base while raising equity-like but non-dilutive long-term funds.

As at December 31, 2003 and 2002, minority interests in Zurich Capital Markets ("ZCM") totaled USD 212 million and USD 680 million, respectively. Minority interests at December 31, 2002 primarily represented third-party interests in preferred securities issued by consolidated subsidiaries. During 2003, approximately USD 655 million of preferred securities were redeemed and as at December 31, 2003, only USD 12 million represented third-party interest in preferred securities of subsidiaries. In 2003, other third-party equity interests increased by approximately USD 187 million to USD 200 million primarily due to consolidation of alternative investment vehicles arising from ZCM's managed asset business.

23. Shareholders' equity

Table 23.1
Common and treasury stock

number of shares, as at December 31	2003	2002
Authorized, contingent and issued common stock, CHF 9 and CHF 10 par value, respectively	**156,988,783**	156,988,783
Issued common stock, CHF 9 and CHF 10 par value, respectively	**144,006,955**	144,006,955
Treasury stock	**761,312**	1,975,663

Table 23.2
Preferred securities

in USD millions, as at December 31	2003	2002
Preferred securities, USD 1,000 par value	**1,125**	1,125

(a) Issued stock

At the Annual General Meeting of April 30, 2003, shareholders approved a share capital reduction in the form of a capital nominal value reduction of each registered share from CHF 10 to CHF 9. As a result of this reduction, the share capital was reduced by CHF 144,006,955 from CHF 1,440,069,550 to a new total of CHF 1,296,062,595. As at December 31, 2003 and 2002, Zurich Financial Services had 144,006,955 shares of CHF 9 par value and CHF 10 par value, respectively, common stock issued and fully paid.

In January 2002, Zurich Financial Services issued 75,000 SMIC MILES (Market Index-Linked Exchangeable Securities) at a price of CHF 8,031 each, totaling CHF 602,325,000 (issue amount). Under the terms of these instruments, investors could exchange MILES into newly issued Zurich Financial Services shares at any time up to and including 25 Trading Days before January 28, 2005. The number of shares to which each MILES holder was entitled was determined by reference to the SMIC Index and the market price of the shares. As at October 10, 2002, all MILES had been exchanged for 2,518,172 common shares.

At the Extraordinary General Meeting of October 11, 2002, Zurich Financial Services' shareholders approved the issuance of 57,602,782 fully paid registered shares (New Shares) with a nominal value of CHF 10 each at an issue price of CHF 65 per share, representing total gross proceeds of CHF 3.7 billion. One pre-emptive right was attached to each of the 86,404,173 shares then outstanding and three pre-emptive rights entitled its holder to subscribe for two New Shares against payment of the subscription price. As of October 31, 2002, all 57,602,782 New Shares have been listed on the main board of the SWX Swiss Exchange and the Official List of the UK Listing Authority and, together with all other shares (in total 144,006,955 shares), started trading on virt-x and on the London Stock Exchange's market for listed securities. All New Shares are eligible to receive dividends declared, if any, starting with the business year that ended December 31, 2002.

(b) Authorized stock

Until June 1, 2005, the Board of Zurich Financial Services is authorized to increase its share capital by an amount not exceeding CHF 54,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 9 each. An increase in partial amounts is permitted. The Board determines the date of issue of such new shares, the issue price, type of payment, conditions for exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board may issue such new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board may allow the expiry of pre-emptive rights which have not been exercised, or it may place these rights as well as shares, the pre-emptive rights of which have not been exercised, at market conditions.

The Board is further authorized to restrict or withdraw the pre-emptive rights of shareholders and to allocate them to third-parties if the shares are to be used: for the take-over of an enterprise, or parts of an enterprise or of participations or if issuing shares for the financing including re-financing of such transactions; or for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

(c) Contingent stock

Capital market instruments and option rights to shareholders: The share capital of Zurich Financial Services may be increased by an amount not exceeding CHF 49,336,452 by issuing up to 5,481,828 fully paid registered shares with a nominal value of CHF 9 each through (1) the exercise of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by Zurich Financial Services or one of its Group companies in national or international capital markets and/or (2) by the exercise of option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders will be excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board.

The Board of Directors is authorized, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders for advance subscription in cases where such bonds are issued for the financing or re-financing of a takeover of an enterprise, of parts of an enterprise, or of participations. If the right for advance subscription is withdrawn by the Board, the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection provisions in accordance with market practice) and the new shares are issued at then current convertible bond or warrant issue conditions. The conversion rights may be exercisable during a maximum of 10 years and option rights for a maximum of 7 years from the time of the respective issue. The conversion or option price or its calculation methodology shall be determined in accordance with market conditions, whereby for shares of Zurich Financial Services the quoted share price is to be used as a basis.

Employee participation: The share capital may be increased by an amount not exceeding CHF 13,500,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 9 each to employees of Zurich Financial Services and Group companies. The pre-emptive rights of the shareholders, as well as the right for advance subscription, are excluded. The issuance of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors and taking into account performance, functions, levels of responsibility and criteria of profitability. Shares or option rights may be issued to the employees at a price lower than that quoted on the stock exchange.

(d) Preferred securities

In February 2001, the Group placed six series of Trust Capital Securities (Zurich RegCaPS) in the total amount of USD 1,125 million (USD 1,096 million net of issuance costs) with a limited number of qualified institutional and corporate US investors. The securities, which were issued under Rule 144A in the United States, are perpetual, non-cumulative and have a par value of USD 1,000 each. They have no voting rights, except for certain specified circumstances and are linked to Farmers Group, Inc. Class C shares. The Group has the option to call the securities after five, seven or ten years, depending on the series. Two series have a fixed rate coupon (6.01% and 6.58%) and four have a floating rate coupon (between Libor +46 bps and +71 bps) that steps up after the first call dates.

(e) Additional paid-in capital (capital reserve)

This reserve is not ordinarily available for distribution.

(f) Dividends

Dividends for Zurich Financial Services shares are declared in CHF.

(g) Dividend restrictions and capital and solvency requirements

Zurich Financial Services is not subject to legal restrictions on the amount of dividends it may pay to its shareholders other than under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general legal reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. At December 31, 2003, the amount of the general legal reserve exceeded 20% of the paid-in share capital of Zurich Financial Services. Similarly, the company laws of many countries in which Zurich Financial Services' subsidiaries operate may restrict the amount of dividends payable by such subsidiaries to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Zurich Financial Services' subsidiaries to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the subsidiaries operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

In the United States, restrictions on payment of dividends may be imposed by the insurance laws or regulations of the insurer's state of domicile. For the general insurance subsidiaries, dividends are generally limited to the greater of 10% of the previous year's policyholders' surplus or previous year's net income. For life, accident and health insurance subsidiaries, dividends are generally limited to the greater of 10% of the previous year's policyholders' surplus or the previous year's net gain from operations. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile.

Insurance enterprises in European Union member countries are required to maintain minimum solvency margins. The required minimum solvency margin for general insurers is the greater of 16% of premiums written for the year or 23% of a three-year average of claims, subject to the first tranche (EUR 10 million) of premiums being at 18% and the first tranche (EUR 7 million) of claims at 26%. Life insurance companies are required to maintain a minimum solvency margin of generally 4% of insurance reserves (up to 1% of "insurance reserves for life insurance where the investment risk is carried by policyholders") plus 0.3% of the amount at risk under insurance policies. The same minimum capital requirements are applicable for insurance enterprises operating in Switzerland. In addition to such general principles, under United Kingdom regulatory restrictions, for example, shareholders' equity includes an amount at each year-end which remains in the long-term business fund of Eagle Star Life Assurance Company Limited, one of the Group's subsidiaries. There are restrictions placed on the amounts which can be transferred to shareholders from the long-term business fund where that fund includes with-profits business.

Zurich Financial Services is further subject to certain solvency and its own fund requirements based on a Decree on the Consolidated Supervision of the Zurich Financial Services Group issued by the Swiss Federal Office of Private Insurance on April 23, 2001.

As of December 31, 2003, the subsidiaries were substantially in compliance with applicable regulatory capital adequacy requirements.

(h) Earnings/(loss) per share

Table 23.3
Earnings/(loss) per share

	Net income/(loss) (in USD millions)	Number of shares	Per share (USD)	Per share[1] (CHF)
2003				
Basic earnings per share	**2,120**	**142,064,985**	**14.92**	**20.04**
Effect of dilutive shares				
Share-based compensation plans	–	1,025,296	(0.11)	(0.14)
Diluted earnings per share	**2,120**	**143,090,281**	**14.81**	**19.90**
2002				
Basic loss per share	(3,362)	93,645,453	(35.90)	(57.24)
Diluted loss per share	(3,362)	93,645,453	(35.90)	(57.24)

[1] The translation from USD into CHF has been done for information purposes only at the Group's average exchange rates for the years ended December 31, 2003 and 2002, respectively.

Basic earnings/(loss) per share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding for the period, excluding the average number of shares held as treasury shares. Diluted earnings/(loss) per share reflects the effect of potentially dilutive shares. However, since the Group reported a net loss for the year 2002, the effect of the 464,610 potential shares as at December 31, 2002 is anti-dilutive. Hence, diluted loss per share equals basic loss per share for the year 2002.

24. Employee benefits

The Group had 58,667 and 67,824 employees (full time equivalents) as at December 31, 2003 and 2002, respectively. Personnel and other related costs incurred for 2003 and 2002 were USD 4,702 million and USD 4,391 million, respectively.

The Group operates a number of active retirement benefit arrangements for pensions. The majority of employees belong to defined benefit plans. Other employees participate in defined contribution plans providing benefits equal solely to contributions paid plus investment returns.

The Group also operates post-retirement plans, which provide employees with certain defined post-retirement benefits other than pensions; the major plans are in the United States.

The summary of the status of the defined benefit plans and other defined post-employment benefits is given below.

(a) Defined benefit plans

Defined benefit pension plans: Employees of the Group's operating companies are covered under various pension plans. Eligibility for participation in the various plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees' years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods.

Other defined post-employment benefits: Certain of the Group's operating companies provide a post-employment benefit program for medical care and life insurance. Eligibility in the various plans is generally based on completing a specified period of eligible service and reaching a specified age. The programs pay a stated percentage of medical expenses reduced by deductibles and other coverage. The cost of post-employment benefits is accrued during the employees' service period. The method of accounting and the frequency of valuations are similar to those for defined benefit pension plans.

Table 24.1
Weighted average assumptions used in determining the actuarial liabilities
as at December 31

	Defined benefit pension plans		Other defined post-employment benefits	
	2003	2002	2003	2002
Discount rate	**5.3%**	5.3%	**5.7%**	6.8%
Expected long-term rate of return on assets	**6.1%**	6.9%	**6.6%**	5.0%
Future salary increases	**3.8%**	3.6%	**4.1%**	4.4%
Future pension increases	**1.7%**	2.1%	**–**	–
Increase in long-term health cost	**–**	–	**9.3%**	8.4%

Table 24.2
Status of defined benefit plans
in USD millions, as at December 31

	Defined benefit pension plans		Other defined post-employment benefits	
	2003	2002	2003	2002
Fair value of plan assets	**7,256**	5,945	**22**	26
Present value of obligations	**(9,337)**	(7,990)	**(307)**	(297)
Funded status	**(2,081)**	(2,045)	**(285)**	(271)
Unrecognized net actuarial losses	**1,713**	1,864	**90**	93
Unrecognized prior service cost	**–**	(1)	**(2)**	(8)
Liability as at December 31	**(368)**	(182)	**(197)**	(186)

The funded status discloses the balance of pension plan assets at current fair values less the pension liability at current conditions. Pensions, however, are long-term by nature. Short-term variations between long-term actuarial assumptions and actual experience may be positive or negative, i.e. resulting in actuarial gains or losses. In principle, such actuarial gains or losses are not recognized under IAS 19 as it is expected that such actuarial gains or losses will equalize over time. Only unrecognized actuarial gains or losses exceeding certain "corridors" as defined in IAS 19 are amortized through the operating statement (see table 24.3 below, line "Net actuarial losses recognized in year").

The summary of the amounts recognized in the consolidated operating statements is given below.

Table 24.3
Components of net periodic expenses
in USD millions, for the years ended December 31

	Defined benefit pension plans		Other defined post-employment benefits	
	2003	2002	2003	2002
Current service cost	**(332)**	(271)	**(5)**	(7)
Interest cost	**(460)**	(379)	**(13)**	(17)
Expected return on plan assets	**417**	429	**1**	2
Net actuarial losses recognized in year	**(137)**	(94)	**(2)**	(3)
Past service cost	**(1)**	(9)	**(2)**	2
Gains on curtailment or settlement	**13**	5	**–**	–
Net periodic pension expense	**(500)**	(319)	**(21)**	(23)

The actual returns on defined benefit pension plan assets for the years ended December 31, 2003 and 2002 were USD 778 million and USD (597) million, respectively. The actual returns on other defined post-employment plan assets were USD 1 million for the both years ended December 31, 2003 and 2002.

The summary of the balance sheet movements in relation to defined benefit plans and other defined post-employment benefits is given below.

Table 24.4
Summary of balance sheet movements
in USD millions

	Defined benefit pension plans		Other defined post-employment benefits	
	2003	2002	2003	2002
Asset/(liability) as at January 1 (opening balance)	**(182)**	73	**(186)**	(169)
Current year expense	**(500)**	(319)	**(21)**	(23)
Contributions paid	**381**	193	**4**	6
Purchases and divestments	**18**	(86)	**13**	4
Foreign currency translation effects	**(85)**	(43)	**(7)**	(4)
Liability as at December 31 (closing balance)	**(368)**	(182)	**(197)**	(186)

(b) Defined contribution pension plans

Certain of the Group's operating companies sponsor various defined contribution plans. Eligibility for participation in the various plans is either based on completion of a specified period of continuous service or date of hire. The plans provide for voluntary contributions by employees and contributions by employer which typically range from 6% to 13% of annual salaries, depending on the employees' years of service. The Group's contributions under these plans amounted to USD 12 million and USD 8 million in 2003 and 2002, respectively.

25. Share-based compensation and cash incentive plans

The Group has adopted various share-based compensation and cash incentive plans to attract, retain and motivate management and employees, to reward them for their contribution to the performance of the Group and to encourage employee share ownership. Share-based compensation plans include all plans under which shares, options to purchase shares, or cash, based on the performance of the underlying shares, are awarded. All plans are based on Zurich Financial Services shares.

1. Cash incentive plans
Various businesses throughout the Group operate short-term incentive programs for executives, management and, in some cases, for employees of the business unit. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The expenses recognized for these cash incentive plans amounted to USD 213 million and USD 417 million as at December 31, 2003 and 2002, respectively.

2. Share-based compensation plans for employees
The Group wishes to encourage employees to own shares of Zurich Financial Services and has set up a framework based on the implementation of either share options and/or performance share programs. Actual plans are tailored to meet local market requirements.

Table 25.1
Expense recognized in the operating statement
in USD millions, for the years ended December 31

	Expense recognized 2003	2002
Total option-based expenses	**10**	10
Total share-based expenses	**41**	12
Total expenses	**51**	22

The explanations below give a more detailed overview of the plans run by the Group.

2.1 Share option plans for UK employees
a) UK Sharesave Plan: The plan is open to employees in the United Kingdom. Participants enter into a savings contract with a bank for the accumulation of contributions of between GBP 5 and GBP 250 per month for a period of three or five years. An interest bonus is credited at the end of the savings period. Participants are granted options to acquire Zurich Financial Services shares at a pre-determined price, which is not less than 80% of the market price prior to grant. Options under the plan can normally be exercised for a period of six months after the end of the savings period. Early exercise, limited to the value of shares that can be acquired with accrued savings, is permitted in certain circumstances. There are a total of 3,303 participants in this plan as at December 31, 2003, the first grants were made in March 1999.

b) UK Transition Plan: Further to the merger with the financial services businesses of BAT a grant of three Inland Revenue approved share options and one unapproved share option over Zurich Financial Services shares was made to eligible employees in the United Kingdom. The exercise period for the approved share options under this plan has expired and the outstanding options have lapsed with no options being exercised. The unapproved options are still outstanding and may be exercised up to October 31, 2004. There are a total of 6,254 participants in this Plan as at December 31, 2003; the first grants were made in October 1998.

c) Allied Dunbar Share Option Plan: Share options were granted to selected managers and franchisees in the United Kingdom. Vesting is over a five-year period with an exercise period of six months after vesting occurs. Participants have the right to acquire Zurich Financial Services shares at the exercise price determined at the day of grant. Based on performance achievements, additional grants were made in 2002 and 2003. There are a total of 1,232 participants in this plan as at December 31, 2003; the first grants were made in February 2000.

2.2 Employee share plans
a) Share Incentive Plan for employees in the UK: In June 2003 the Group established an Inland Revenue approved Share Incentive Plan and launched the partnership shares element of this plan, which enabled participating employees to make monthly purchases of Zurich Financial Services shares at the market price out of their gross earnings. There are 507 participants in this plan as at December 31, 2003 and the first purchases were made in July 2003.

b) Performance Share Plans for employees in the UK, Ireland and Switzerland: Under the former Share Participation Plans in the United Kingdom and Ireland, the participating business units determine each year the level of award, if any, of Zurich Financial Services shares to the participants. The distribution depends on organizational performance and is generally stated as a percentage of the annual remuneration. The shares are normally restricted for 2 to 3 years and then released to the employees. With effect from January 1, 2003, the overall rules governing these plans were altered and no further share awards will be made during the year to participating UK employees under this plan. However, the profit sharing element of the new Inland Revenue approved Share Incentive Plan, which the Group has called Reward Shares, has replaced the Share Participation Plan. Subject to the achievement of business objectives in 2003, it is scheduled that the first Reward Share awards under the Share Incentive Plan will be made in May 2004.

In Switzerland, substantially all employees participate in a performance share plan, which provides cash and/or sales-restricted awards of Zurich Financial Services shares in connection with the achievement of specific performance objectives. There are 7,113 participants in these plans as at December 31, 2003.

3. Share based compensation plans for executives
The Group operates long-term incentive plans for senior management. Predominantly, the plans comprise Share Option grants and/or participation in Long Term Performance Share Plans which provide share awards for the achievement of specific financial performance goals. The Group may also award Restricted Shares to selected employees, which provide share awards if the individual remains employed with the Group on selected dates in the future.

3.1 Senior executive Group long-term incentive plans
In 2003, the Group established a new Group Long Term Incentive Plan for its Senior Executive staff. This plan replaces the former Global Share Option Plan (GSOP) and Long Term Performance Share Plan (LTPSP) for this staff by combining the share and option features into one plan design. Under this plan, Senior Executives are typically awarded performance options and performance shares annually, the actual number being determined such that their economic value is a defined percentage of their annual salary in the year of grant. The first grant date under

the plan was made on April 3, 2003 and the grant will vest in equal one third instalments in the following three years, subject to certain Group performance criteria being met. The level of vesting can be between 0% and 150% of the original grants. There are a total of 184 participants in this plan as at December 31, 2003.

3.2 Executive long-term performance share plans

In 2003, the Group continued to operate long-term performance share plans established at the Group and the Business Division levels. Each principal plan covers a three-year cycle with a new cycle beginning each year. Specific performance parameters are established for each line of business and include, for example, return on equity or business operating profit objectives. Some plans operate on the basis of three year cliff vesting, while others allow for annual vesting opportunities. The number of shares awarded at the beginning of the performance period is determined in relation to the annual salary at the beginning of the performance period. Awards under these plans from the year 1999 were made fully in shares of Zurich Financial Services, of which 50% were sales-restricted/deferred for a further period of three years. There are a total of 497 participants in this plan as at December 31, 2003.

4. Further information on share- and option plans

Table 25.2
Movements in options granted under the various equity participation plans

	Number of shares under option		Weighted average exercise price[1] (in CHF)	
	2003	2002	2003	2002
Outstanding as at January 1	**1,554,177**	1,114,610	**445**	564
Options granted	**597,894**	787,779	**121**	326
Options forfeited	**(356,951)**	(348,212)	**435**	555
Options exercised	**–**	–	**n/a**	n/a
Expired during period	**–**	–	**n/a**	n/a
Outstanding as at December 31	**1,795,120**	1,554,177	**340**	445
Exercisable as at December 31	**138,004**	72,169	**698**	815

[1] Only fixed exercise prices were applied.

As certain plan participants elected in 2002 to take their option award in the form of Share Appreciation Rights, the above table includes in the number of shares under options, outstanding at December 31, 2003, 78,253 shares under options which will be settled through cash payments rather than through actual shares.

Table 25.3
Range of exercise prices of options outstanding as at December 31, 2003

	Weighted average contractual *life in years*	Weighted average remaining expected life in years *(in CHF)*
100– 400	6.6	5.3
401– 700	6.3	2.8
701–1000	6.5	2.0

Table 25.4
Options and conditional shares granted during the period

	Number		Weighted average fair value at grant date (in CHF)	
	2003	2002	2003	2002
Shares granted during the period	**530,341**	199,152	**121**	301
Options granted during the period[1]	**597,894**	787,779	**47**	92

[1] Number of options granted is shown as the number of shares under option granted during the period.

Additional information

Conditional shares granted during the period include the target allocations made under the performance share plans together with any restricted share awards granted during the year. Whether these conditional awards turn into actual awards will depend upon whether the performance achievements are met and the expense is adjusted accordingly.

The fair value of the options granted to executives is estimated by using the Black-Scholes option pricing model, with the following assumptions.

Table 25.5
Black-Scholes assumptions

	2003	2002
Share price	**CHF 120.50**	CHF 393.15
Exercise price	**CHF 120.50**	CHF 432.50
Implied volatility	**41.00%**	30.00%
Risk-free interest rate	**2.34%**	3.20%
Expected dividend rate	**1.50%**	2.08%
Contracted option life	**7 years**	7 years

The risk-free interest rate was determined by using the 7 year CHF swap rate for 2003 and 2002, respectively. The fair value of any other share options granted is determined using the same methodology.

26. Related party transactions

In the normal course of business, the Group enters into various transactions with related companies, including various reinsurance and cost-sharing arrangements. These transactions are not considered material to the Group, either individually or in the aggregate. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. The table below sets forth related party transactions reflected in the consolidated balance sheets and consolidated operating statements.

Table 26
Related party transactions
in USD millions

	2003	2002
Consolidated operating statements for the years ended December 31		
Net earned premiums and policy fees	**1**	4
Net investment income/(expense)	**96**	52
Other income/(expense)	**11**	(14)
Losses and loss adjustment expenses	**(7)**	(12)
Consolidated balance sheets as at December 31		
Policyholder, collateral and other loans	**32**	39
Reinsurance assets	**4**	2
Other receivables	**11**	2
Reserves for losses and loss adjustment expenses	**(4)**	(12)

Unpaid loans and guarantees granted to members of the Group Executive Committee amounted to USD 3 million for both years ended December 31, 2003 and 2002. No unpaid loans or guarantees were granted to directors of the Group for either of the years ended December 31, 2003 and 2002. The term "directors of the Group" and "members of the Group Executive Committee" in this context includes the individual as well as members of their respective households. Fees paid to the directors of Zurich Financial Services in 2003 and 2002 were USD 1.9 million and USD 1.6 million, respectively.

27. Farmers P&C Group Companies

Farmers Group, Inc. and its subsidiaries ("FGI") provide certain non-claims related management services to the Farmers P&C Group Companies. In addition, the Group has the following relationships with the Farmers P&C Group Companies.

Certificates of contribution and surplus notes of the Farmers P&C Group Companies

From time to time, FGI has purchased certificates of contribution and surplus notes of the Farmers P&C Group Companies in order to supplement the policyholders' surplus of the Farmers P&C Group Companies.

As of December 31, FGI held the following certificates of contribution and surplus note of the Farmers P&C Group Companies.

in USD millions	2003	2002
8.50% surplus note, due February 2005	**88**	88
7.85% certificates of contribution, due March 2010	**370**	370
6.00% certificates of contribution, due September 2006	**557**	557
Various other certificates of contribution	**23**	23

Conditions governing payment of interest and repayment of principal are outlined in the certificates of contribution and the surplus note. Generally, repayment of principal may be made only when the issuer has an appropriate amount of surplus, and then only after approval is granted by the issuer's governing Board and the appropriate state insurance regulatory department. In addition, payment of interest may generally be made only when the issuer has an appropriate amount of surplus and then only after approval is granted by the appropriate state insurance regulatory department.

Quota share reinsurance treaties with the Farmers P&C Group Companies

The general insurance operations in our North America Consumer region consist solely of Farmers Reinsurance Company ("Farmers Re"), a wholly owned subsidiary of FGI, which participates in the underwriting of the Farmers P&C Group Companies through a series of quota share reinsurance treaties.

Prior to April 1, 2001, Farmers Re assumed USD 1.0 billion of gross written premiums annually under an auto physical damage ("APD") quota share reinsurance agreement with the Farmers P&C Group Companies. With effect from April 1, 2001, this agreement was cancelled and replaced by another similar agreement under which Farmers Re assumes USD 200 million of gross written premiums and other Group companies assume USD 1,200 million annually. For the year ended December 31, 2003, Group companies assumed USD 1,400 million of gross written premiums (USD 1,400 million in the prior year) from the Farmers P&C Group Companies under this treaty.

Effective December 31, 2002, Farmers Re and Zurich Insurance Company, Bermuda Branch ("ZIC Bermuda") entered into a 10% All Lines Quota Share reinsurance treaty with the Farmers P&C Group Companies under which each reinsured a percentage of all lines of business written by the Farmers P&C Group Companies. Prospectively, under this treaty, Farmers Re assumes a 2% quota share of the premiums written and the ultimate net losses sustained in all lines of business written by the Farmers P&C Group Companies (ZIC Bermuda reinsures 8% under this agreement after the APD reinsurance treaty has been applied). Losses assumed are subject to a maximum combined ratio of 112.5% (except in Texas where they are subject to a combined ratio of 116.2%) as well as USD 800 million of catastrophe losses and a minimum combined ratio of 93.5%. The reinsurance agreement, which can be terminated after 60 days notice by any of the parties, also provides for the Farmers P&C Group Companies to receive a provisional ceding commission of 22% of premiums for acquisition expenses and 14.1% of premiums for other expenses with additional experience commissions that depend on loss experience.

For the year ended December 31, 2003, Group companies assumed USD 1,056 million of gross written premiums (USD 451 million in the prior year) from the Farmers P&C Group Companies under this treaty.

In addition, effective December 31, 2002, Farmers Re and ZIC Bermuda entered into a 20% Personal Lines Auto Quota Share reinsurance treaty with the Farmers P&C Group Companies under which each reinsured a percentage of the personal lines auto business written by the Farmers P&C Group Companies. Prospectively, under this treaty, Farmers Re assumes a 4% quota share of the premiums written and the ultimate net losses sustained in the personal lines auto liability and physical damage lines written by the Farmers P&C Group Companies after all other reinsurance treaties are applied (ZIC Bermuda reinsures 16% under this agreement). Losses assumed are subject to a maximum combined ratio of 112.5% as well as USD 150 million of catastrophe losses and a minimum combined ratio of 97.0%. The reinsurance agreement, which can be terminated after 60 days notice by any of the parties, also provides for the Farmers P&C Group Companies to receive a provisional ceding commission of 20% of premiums for acquisition expenses and 17.2% of premiums for other expenses with additional experience commissions that depend on loss experience.

For the year ended December 31, 2003, Group companies assumed USD 1,019 million of gross written premiums (USD 350 million in the prior year) from the Farmers P&C Group Companies under this treaty.

28. Commitments and contingencies

The Group has provided guarantees or commitments to external parties, associates, partnerships and joint ventures. These arrangements include commitments under certain conditions to make liquidity advances to cover delinquent principal and interest payments, make capital contributions or provide equity financing.

Table 28.1
Quantifiable commitments and contingencies

in USD millions, as at December 31	**2003**	2002
Commitments under investment agreements	**3,638**	5,120
Less funded	**(2,349)**	(2,352)
Remaining commitments under investment agreements	**1,289**	2,768
Commitments to purchase investments	**57**	76
Guarantees, surety bonds, letters of credit	**2,824**	1,450
Future rent commitments	**1,673**	1,426
Undrawn loan commitments (capital markets and banking activities)	**1,577**	3,234
Other commitments	**1,025**	1,093

Commitments under investment agreements

The Group has committed to contribute capital to subsidiaries, associates and third parties that engage in making investments in direct private equity, private equity funds, emerging market funds and hedge funds. Included in the remaining commitments is USD 603 million to Capital Z Investments II, L.P., USD 340 million to Capital Z Investments, L.P. and USD 146 million to Gresham. Part of these commitments may be called at any time and in any amount, based on various criteria. The remaining commitments also include a minimum allocation for hedge fund investments.

Commitments to purchase investments

Through the normal course of investment operations, the Group commits to either purchase or sell securities or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost.

Guarantees, surety bonds, letters of credit

The Group knows of no event of default that would require it to satisfy guarantees. Irrevocable letters of credit and surety bonds were issued to secure certain reinsurance contracts.

Future rent commitments

The Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Rent expenses for these items totaled USD 197 million and USD 182 million for the years ended December 31, 2003 and 2002, respectively.

Table 28.2
Future payments under non-cancellable operating leases with terms in excess of one year
in USD millions

	Rental payments
2004	208
2005	193
2006	170
2007	159
2008	149
2009 and thereafter	794
Total	1,673

The Group also leases its real estate held for investment to outside parties under operating leases.

Indemnity agreements

The Group, through certain of its subsidiaries, has agreed to arrangements that cap Converium's net exposure for losses arising out of the September 11, 2001, event at USD 289 million. Additionally, the Group has provided Converium with coverage for net losses in excess of USD 59 million, including non-performance of the retrocessionaire, related to Amerisafe business ceded to the Unicover pool. At December 31, 2003, the Group has recorded provisions in respect of both arrangements of USD 162 million and USD 13 million, respectively.

Other commitments

The Group has commitments to provide collateral, make payments or take other remedial actions on certain insurance contracts in the event of a credit rating downgrade of the parent company or certain subsidiaries. The Group has been notified in February 2004 that the credit rating of the Centre business is likely to be downgraded. The Group does not believe that any collateral requirements in respect of this downgrade will be significant after taking available remedial actions.

Pledged assets

Total assets pledged including securities pledged in respect of securities repurchase agreements amounted to USD 4,133 million and USD 3,725 million as per December 31, 2003 and December 31, 2002, respectively. Assets pledged were financial assets.

Other contingent liabilities

The Group has received notices from various tax authorities asserting deficiencies in taxes for various years. The Group believes that it has meritorious legal defenses to those claims and believes that the ultimate outcome of the cases will not result in a material impact on the Group's consolidated results of operation or financial position.

In common with other groups with life assurance businesses in the United Kingdom, the Group remains exposed to a number of Conduct of Business issues which are currently under review by the UK Financial Services Authority. While provisions are maintained which reflect management's best estimate of the probable costs and expenses of resolving these matters, significant uncertainty regarding the ultimate costs remains. The main area of uncertainty concerns complaints arising from sales of endowment products. The key assumptions used to derive the endowment complaint provision are the volume of complaints, both those already recorded and an assumption as to the future short-term complaint levels, the percentage of complaints which will be successful (the uphold rate), the average redress payable per complaint and the expenses of reviewing each case or complaint. The assumptions used to set the provision have been based on actual experience over the past two years weighted towards more recent experience.

In 2003, the Group completed the divestments of various asset management operations. As part of these agreements, the Group has guaranteed certain minimum levels of "assets under management" to the acquirers. The guarantees provide that if the "assets under management" fall below those defined levels under certain conditions, the Group may be required to compensate for these shortfalls. The compensation is limited to the considerations received and the Group does not believe any such compensation to be probable.

The Group has retained a guarantee that was issued by its former subsidiary, Zurich Scudder Investments, Inc., in consideration of assets covered by an Investment Management Agreement with Norges Bank (Central Bank of Norway). The guarantee is limited to the amount of USD 1,000 million and will expire two years after April 2002, the date of divestment of Zurich Scudder Investments, Inc.

Litigation

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management these matters would not materially affect the Group's consolidated financial position.

29. Summary of quarterly consolidated financial information (unaudited)

The following quarterly consolidated financial information for each quarter ended March 31, June 30, September 30, and December 31 is unaudited.

Table 29.1
Summary of quarterly consolidated financial information (unaudited)

in USD millions, for the three months ended	12/31/03	12/31/02	9/30/03	9/30/02	6/30/03	6/30/02	3/31/03	3/31/02
Gross written premiums and policy fees	**11,897**	11,058	**10,941**	9,648	**12,588**	10,374	**13,493**	10,343
Net earned premiums and policy fees	**10,641**	8,470	**9,189**	7,737	**10,242**	7,893	**9,698**	7,247
Net investment income and net realized and unrealized capital gains/(losses) on investments and impairments	**2,468**	1,083	**2,137**	650	**2,728**	1,851	**482**	1,252
Other income	**955**	1,129	**1,264**	728	**932**	1,230	**885**	1,032
Total revenues	**14,064**	10,682	**12,590**	9,115	**13,902**	10,974	**11,065**	9,531
Insurance benefits and losses	**(8,401)**	(6,813)	**(8,064)**	(6,346)	**(8,756)**	(8,310)	**(7,938)**	(5,983)
Other expenses	**(4,446)**	(4,631)	**(3,544)**	(3,690)	**(3,927)**	(4,703)	**(2,799)**	(3,329)
Total benefits, losses and expenses	**(12,847)**	(11,444)	**(11,608)**	(10,036)	**(12,683)**	(13,013)	**(10,737)**	(9,312)
Net income/(loss) before income taxes and minority interests	**1,217**	(762)	**982**	(921)	**1,219**	(2,039)	**328**	219
Net income/(loss)	**681**	(682)	**660**	(656)	**645**	(1,993)	**134**	(31)

Table 29.2
Restatement of quarterly consolidated financial information due to implementation of new accounting standards[1] (unaudited)

in USD millions, for the three months ended	12/31/03	12/31/02	9/30/03	9/30/02	6/30/03	6/30/02	3/31/03	3/31/02
Net income/(loss), as previously reported	**n/a**	(638)	**701**	(763)	**587**	(2,035)	**114**	6
Implementation of new accounting standards[1]	**n/a**	(44)	**(41)**	107	**58**	42	**20**	(37)
Net income/(loss), restated	**n/a**	(682)	**660**	(656)	**645**	(1,993)	**134**	(31)

[1] Implementation of new accounting standards are discussed in note 3.

30. Segment information

Table 30.1
Operating statements by business segment
in USD millions, for the years ended December 31

	General Insurance		Life Insurance	
	2003	2002	2003	2002
Revenues				
Direct written premiums and policy fees	30,944	26,113	11,732	10,140
Assumed written premiums	5,306	3,717	78	65
Gross written premiums and policy fees	36,250	29,830	11,810	10,205
Less premiums ceded to reinsurers	(8,460)	(7,341)	(834)	(780)
Net written premiums and policy fees	27,790	22,489	10,976	9,425
Net change in reserves for unearned premiums	(593)	(2,204)	35	(15)
Net earned premiums and policy fees	27,197	20,285	11,011	9,410
Management fees	–	–	148	188
Net investment income	1,949	1,643	4,499	4,013
Net realized capital gains/(losses) on investments and impairments	271	(142)	44	(343)
Net unrealized capital gains/(losses) on investments	6	28	(25)	(414)
Net gain on divestments of businesses	(89)	(11)	427	31
Other income	451	425	860	589
Total revenues	29,785	22,228	16,964	13,474
Inter-segment transactions	(229)	70	98	137
Benefits, losses and expenses				
Losses and loss adjustment expenses	(19,617)	(17,207)	(97)	(62)
Life insurance death and other benefits	(206)	(181)	(9,327)	(6,655)
Increase in future life policyholders' benefits	(8)	(20)	(1,743)	(1,680)
Insurance benefits and losses	(19,831)	(17,408)	(11,167)	(8,397)
Policyholder dividends and participation in profits	(69)	(66)	(182)	(284)
Underwriting and policy acquisition costs	(4,715)	(3,453)	(1,278)	(2,046)
Other operating and administrative expenses	(2,395)	(2,629)	(1,512)	(1,653)
Amortization of intangible assets	(101)	(245)	(175)	(811)
Interest expense on debt	(190)	(181)	(48)	(115)
Interest credited to policyholders and other interest	(118)	(60)	(888)	(718)
Total benefits, losses and expenses	(27,419)	(24,042)	(15,250)	(14,024)
Net income/(loss) before income taxes and minority interests	2,366	(1,814)	1,714	(550)
Net income/(loss)	1,780	(1,354)	1,226	(315)
Supplementary segment information				
Losses and loss adjustment expenses paid, net	15,184	13,059	94	67
Purchases of fixed and intangible assets	161	423	90	1,633
Significant non-cash expenses:				
Depreciation and impairments of fixed assets	(171)	(129)	(101)	(92)
Amortization and impairments of intangible assets	(101)	(245)	(175)	(811)
Restructuring	29	(149)	27	(132)
Reserve strengthening (part of special provisions)	–	(1,389)	–	–

Farmers Management Services		Other Businesses		Corporate Center		Eliminations		Total	
2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
–	–	153	70	32	37	34	39	42,895	36,399
–	–	1,589	2,161	514	441	(1,463)	(1,360)	6,024	5,024
–	–	1,742	2,231	546	478	(1,429)	(1,321)	48,919	41,423
–	–	(258)	(548)	(523)	(453)	1,429	1,321	(8,646)	(7,801)
–	–	1,484	1,683	23	25	–	–	40,273	33,622
–	–	62	(61)	(7)	5	–	–	(503)	(2,275)
–	–	1,546	1,622	16	30	–	–	39,770	31,347
1,885	1,799	32	386	8	2	(11)	(22)	2,062	2,353
77	73	893	939	419	314	(833)	(752)	7,004	6,230
(1)	(14)	186	95	47	(513)	–	–	547	(917)
1	1	148	221	134	(313)	–	–	264	(477)
–	–	13	492	–	(14)	–	–	351	498
–	–	262	148	338	329	(288)	(223)	1,623	1,268
1,962	1,859	3,080	3,903	962	(165)	(1,132)	(997)	51,621	40,302
(108)	(94)	(481)	(569)	(412)	(541)	1,132	997	–	–
–	–	(1,385)	(906)	(191)	(205)	162	84	(21,128)	(18,296)
–	–	(553)	(543)	(18)	(11)	(133)	(81)	(10,237)	(7,471)
–	–	(109)	10	72	8	(6)	(3)	(1,794)	(1,685)
–	–	(2,047)	(1,439)	(137)	(208)	23	–	(33,159)	(27,452)
–	–	(347)	(496)	175	(10)	–	–	(423)	(856)
–	–	(453)	(352)	(2)	(3)	–	–	(6,448)	(5,854)
(854)	(830)	(630)	(1,113)	(645)	(743)	258	238	(5,778)	(6,730)
(90)	(112)	(16)	(42)	(54)	(159)	–	–	(436)	(1,369)
(46)	(42)	(170)	(331)	(723)	(687)	732	687	(445)	(669)
(2)	–	(271)	(140)	(26)	(29)	119	72	(1,186)	(875)
(992)	(984)	(3,934)	(3,913)	(1,412)	(1,839)	1,132	997	(47,875)	(43,805)
970	875	(854)	(10)	(450)	(2,004)	–	–	3,746	(3,503)
604	546	(1,009)	(174)	(481)	(2,065)	–	–	2,120	(3,362)
–	–	1,316	949	80	243	(158)	(79)	16,516	14,239
89	125	18	(67)	80	(38)	–	–	438	2,076
(43)	(44)	(28)	(33)	(14)	(32)	–	–	(357)	(330)
(90)	(112)	(16)	(42)	(54)	(159)	–	–	(436)	(1,369)
–	–	(29)	(109)	18	(56)	–	–	45	(446)
–	–	–	(254)	–	(115)	–	–	–	(1,758)

Table 30.2
Balance sheets (summarized) by business segment
in USD millions, as at December 31

	General Insurance		Life Insurance	
	2003	2002	2003	2002
Group investments	56,778	42,167	104,649	99,301
Investments held on account and at risk of life insurance policyholders	6	10	71,930	58,049
Reinsurance assets	17,128	16,593	4,947	1,602
Deposits made under assumed reinsurance contracts	1,683	790	9	9
Deferred policy acquisition costs	2,085	1,895	9,840	9,029
Goodwill	184	160	514	545
Other related intangible assets[1]	–	–	1,025	1,200
Other segment assets	12,570	12,038	12,094	11,933
Total segment assets after consolidation of investments in subsidiaries	90,434	73,653	205,008	181,668
Reserves for losses and loss adjustment expenses, gross	45,337	38,505	157	193
Reserves for unearned premiums, gross	13,470	11,795	131	144
Future life policyholders' benefits, gross	157	136	82,371	74,302
Policyholders' contract deposits and other funds, gross	1,058	790	18,521	19,471
Insurance reserves, gross	60,022	51,226	101,180	94,110
Insurance reserves for life insurance where the investment risk is carried by policyholders	–	–	73,233	59,146
Debt related to capital markets and banking activities	–	–	–	–
Senior debt	7,717	5,203	1,466	829
Subordinated debt	–	–	–	–
Other segment liabilities	13,048	10,705	18,375	17,229
Total segment liabilities	80,787	67,134	194,254	171,314
Minority interests	188	91	147	119
Segment equity	9,459	6,428	10,607	10,235

[1] Other related intangible assets consists of present value of acquired insurance contracts and attorney-in-fact relationship.

Supplementary segment information
in USD millions

	General Insurance 2003	General Insurance 2002	Life Insurance 2003	Life Insurance 2002
Reserves for losses and loss adjustment expenses, net	31,986	25,160	82	86
Reserves for unearned premiums, net	11,215	9,931	129	142
Future life policyholders' benefits, net	159	136	81,620	73,355
Policyholders' contract deposits and other funds, net	1,043	785	14,738	19,158
Insurance reserves, net	44,403	36,012	96,569	92,741

Farmers Management Services		Other Businesses		Corporate Center		Eliminations		Total	
2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
2,219	1,814	20,775	25,492	14,639	11,359	(23,093)	(16,345)	175,967	163,788
–	–	–	–	–	–	–	–	71,936	58,059
429	436	3,477	4,087	331	584	(3,642)	(3,690)	22,670	19,612
–	–	1,957	1,858	25	23	(66)	(60)	3,608	2,620
–	–	100	185	1	1	(3)	(7)	12,023	11,103
–	–	74	79	7	8	–	–	779	792
1,067	1,110	–	–	–	–	–	–	2,092	2,310
767	864	4,434	3,847	2,197	2,084	(3,261)	(3,132)	28,801	27,634
4,482	4,224	30,817	35,548	17,200	14,059	(30,065)	(23,234)	317,876	285,918
–	–	7,795	8,503	661	625	(2,882)	(2,520)	51,068	45,306
–	–	481	712	115	96	(253)	(256)	13,944	12,491
–	–	2,065	1,933	284	417	(425)	(526)	84,452	76,262
–	–	3,194	2,757	–	–	(373)	(226)	22,400	22,792
–	–	13,535	13,905	1,060	1,138	(3,933)	(3,528)	171,864	156,851
–	–	–	–	–	–	–	–	73,233	59,146
–	–	6,321	7,370	–	–	(360)	–	5,961	7,370
–	–	191	567	14,305	12,679	(21,319)	(16,340)	2,360	2,938
429	500	–	–	3,398	1,000	(1,412)	–	2,415	1,500
1,379	1,346	9,866	11,228	2,063	2,989	(3,041)	(3,366)	41,690	40,131
1,808	1,846	29,913	33,070	20,826	17,806	(30,065)	(23,234)	297,523	267,936
–	–	221	689	413	308	–	–	969	1,207
2,674	2,378	683	1,789	(4,039)	(4,055)	–	–	19,384	16,775

–	–	4,731	4,810	219	332	(5)	(22)	37,013	30,366
–	–	390	550	9	2	44	45	11,787	10,670
(194)	(210)	1,801	1,744	186	240	5	17	83,577	75,282
(235)	(226)	3,175	2,715	–	–	(120)	–	18,601	22,432
(429)	(436)	10,097	9,819	414	574	(76)	40	150,978	138,750

Due to the relative importance of Centre in 2003 and 2002 for the Group, further information is disclosed below.

Centre is part of the segment "Other Businesses".

Table 30.3

Centre contribution to operating statements – key figures
in USD millions, for the years ended December 31

	Centre 2003	Centre 2002
Net earned premium and policy fees	**1,337**	1,430
Net investment result	**623**	540
Insurance benefits and losses	**(1,815)**	(1,064)
Net income/(loss)	**(817)**	(113)

Table 30.4

Premiums, revenues and assets by geographical segment
in USD millions

	Gross written premiums and policy fees for the years ended December 31		Revenues for the years ended December 31		Assets as at December 31	
	2003	2002	2003	2002	2003	2002
North America Corporate	**15,466**	13,762	**9,962**	8,262	**36,522**	32,575
North America Consumer	**4,204**	2,537	**6,341**	4,468	**14,671**	35,973
Continental Europe	**18,145**	14,126	**20,102**	15,638	**113,110**	98,477
UKISA	**7,616**	6,446	**8,806**	6,183	**99,832**	81,519
Rest of the World	**2,888**	2,501	**2,161**	1,815	**10,331**	8,367
Centrally Managed Businesses	**3,947**	4,959	**4,876**	4,406	**61,340**	44,997
Eliminations	**(3,347)**	(2,908)	**(627)**	(470)	**(17,930)**	(15,990)
Total	**48,919**	41,423	**51,621**	40,302	**317,876**	285,918

Table 30.5

Purchases of fixed and intangible assets
in USD millions

	Fixed assets		Intangible assets	
	2003	2002	2003	2002
North America Corporate	**47**	19	**31**	33
North America Consumer	**39**	51	**54**	79
Continental Europe	**66**	668	**58**	1,069
UKISA	**30**	32	**5**	194
Rest of the World	**6**	20	**3**	1,491
Centrally Managed Businesses	**49**	(220)	**50**	(1,360)
Total	**237**	570	**201**	1,506

Significant subsidiaries

as at December 31, 2003

	Domicile	Segment[1]	Voting rights %	Ownership interest %		Book value of common stock (in local currency millions)
Australia						
Zurich Australia Ltd.	Sydney	Life Insurance	100.00	100.00	AUD	10.0
Zurich Australian Insurance Limited	Sydney	General Insurance	100.00	100.00	AUD	6.6
Austria						
Zürich Versicherungs-Aktiengesellschaft	Vienna	General Insurance	99.98	99.98	EUR	12.0
Bermuda						
B G Investments Limited	Hamilton	Corporate Center	100.00	100.00	USD	0.3
Centre Group Holdings Limited	Hamilton	Other Businesses	100.00	100.00	USD	0.3
CMSH Limited	Hamilton	Corporate Center	100.00	100.00	USD	0.3
ZCM Holdings (Bermuda) Limited	Hamilton	Other Businesses	100.00	100.00	USD	158.9
ZG Investments Ltd.	Hamilton	Corporate Center	100.00	100.00	USD	0.01
ZG Investments II Ltd.	Hamilton	Corporate Center	100.00	100.00	USD	0.01
ZG Investments IV Ltd.	Hamilton	Corporate Center	100.00	100.00	USD	0.01
Zurich International (Bermuda) Ltd.	Hamilton	Corporate Center	100.00	100.00	USD	9.9
Chile						
Chilena Consolidada Seguros de Vida S.A.	Santiago	Life Insurance	98.95	98.95	CLP	24,484.0
France						
Zurich International (France) Cie d'Assurances S.A.	Paris	General Insurance	100.00	100.00	EUR	20.2
Germany						
BONNSECUR Gesellschaft für Vermittlung von Vermögensanlagen mbH	Bonn	Life Insurance	76.83	76.83	EUR	0.1
DA Deutsche Allgemeine Versicherung AG	Eschborn	General Insurance	100.00	100.00	EUR	24.5
DEUTSCHER HEROLD Aktiengesellschaft	Bonn	Life Insurance	76.83	76.83	EUR	18.4
Deutscher Herold Allgemeine Versicherungs AG	Bonn	General Insurance	76.83	76.83	EUR	20.5
Deutscher Herold Lebensversicherungs AG	Bonn	Life Insurance	76.83	76.83	EUR	46.2
Zürich Beteiligungs-Aktiengesellschaft (Deutschland)	Frankfurt/Main	General Insurance	100.00	100.00	EUR	152.9
Zürich Lebensversicherung AG (Deutschland)	Frankfurt/Main	Life Insurance	100.00	100.00	EUR	13.4
Zürich Versicherung AG (Deutschland)	Frankfurt/Main	General Insurance	100.00	100.00	EUR	106.5
Ireland						
Eagle Star Insurance Company (Ireland) Ltd.	Dublin	General Insurance	100.00	100.00	EUR	4.6
Eagle Star Life Assurance Company of Ireland Limited	Dublin	Life Insurance	100.00	100.00	EUR	17.5
Orange Stone Holdings	Dublin	Other Businesses	100.00	100.00	USD	1,609.3
Orange Stone Reinsurance	Dublin	Corporate Center	100.00	100.00	USD	1,677.0
Italy						
Zurich International (Italia) S.p.A.	Milan	General Insurance	100.00	100.00	EUR	38.6
Zurich Investments Life S.p.A.	Milan	Life Insurance	100.00	100.00	EUR	34.0
Zurich Life Insurance Italia S.p.A.	Milan	Life Insurance	100.00	100.00	EUR	25.9
South Africa						
South African Eagle Insurance Company Limited	Bryanston	General Insurance	83.61	83.61	ZAR	3.0
SA Fire House Limited	Bryanston	General Insurance	100.00	100.00	ZAR	0.0006
Spain						
Zurich España, Compañía de Seguros y Reaseguros, S.A.	Barcelona	General Insurance	99.78	99.78	EUR	33.6
Zurich Life España, Compañía de Seguros y Reaseguros, S.A.	Barcelona	Life Insurance	93.99	93.99	EUR	16.2
Zurich Vida, Compañía de Seguros y Reaseguros, S.A.	Madrid	Life Insurance	100.00	100.00	EUR	50.4

Significant subsidiaries

as at December 31, 2003

	Domicile	Segment[1]	Voting rights %	Ownership interest %		Book value of common stock (in local currency millions)
Switzerland						
Alpina Insurance Company Ltd.	Zurich	General Insurance	100.00	100.00	CHF	18.0
Assuricum Company Limited	Zug	Corporate Center	100.00	100.00	CHF	610.0
La Genevoise, Compagnie d'Assurances sur la Vie	Geneva	Life Insurance	100.00	100.00	CHF	17.0
La Genevoise, Compagnie générale d'Assurances	Geneva	General Insurance	100.00	100.00	CHF	10.0
TUREGUM Insurance Company	Zurich	Other Businesses	100.00	100.00	CHF	22.0
Zurich Group Holding	Zurich	Corporate Center	100.00	100.00	CHF	1,600.0
Zurich Insurance Company	Zurich	Corporate Center	100.00	100.00	CHF	825.0
Zurich Life Insurance Company Limited	Zurich	Corporate Center	100.00	100.00	CHF	60.0
Taiwan						
Zurich Insurance (Taiwan) Ltd.	Taipei	General Insurance	91.47	91.47	TWD	2,000.0
United Kingdom						
Allied Dunbar Assurance p.l.c.	Swindon, England	Life Insurance	100.00	100.00	GBP	465.1
Allied Zurich Holdings Limited	Jersey, Channel Islands	Corporate Center	100.00	100.00	GBP	90.7
Allied Zurich p.l.c.	London, England	Corporate Center	100.00	100.00	GBP	378.1
Claims Management Group Limited	London, England	Corporate Center	100.00	100.00	GBP	3.5
Dunbar Group p.l.c.	Fareham, England	Other Businesses	100.00	100.00	GBP	60.3
Eagle Star Group Services Limited	London, England	Corporate Center	100.00	100.00	GBP	0.000002
Eagle Star Holdings Limited	London, England	Corporate Center	100.00	100.00	GBP	553.7
Eagle Star Insurance Company Limited	Fareham, England	General Insurance	100.00	100.00	GBP	591.7
Eagle Star Life Assurance Company Limited	Fareham, England	Life Insurance	100.00	100.00	GBP	879.9
ZPC (Construction) Company Limited	Fareham, England	General Insurance	100.00	100.00	GBP	54.0
Zurich Assurance p.l.c.	London, England	Life Insurance	100.00	100.00	GBP	162.6
Zurich Employment Services Limited	Fareham, England	Life Insurance	100.00	100.00	GBP	0.01
Zurich Financial Services (Jersey) Limited	Jersey, Channel Islands	Corporate Center	100.00	100.00	GBP	0.01
Zurich Financial Services (UKISA) Limited	London, England	Corporate Center	100.00	100.00	GBP	1,492.1
Zurich Holdings (UK) Limited	Fareham, England	Corporate Center	100.00	100.00	GBP	87.1
Zurich International Life Limited	Douglas, Isle of Man	Life Insurance	100.00	100.00	GBP	35.6
Zurich International (UK) Limited	Fareham, England	General Insurance	100.00	100.00	GBP	40.0
Zurich Invest (Jersey) Ltd.	Jersey, Channel Islands	General Insurance	100.00	100.00	GBP	0.1
Zurich Specialties London Limited	London, England	General Insurance	100.00	100.00	GBP	150.0
Zurich Whiteley Investment Trust p.l.c.	Fareham, England	Other Businesses	100.00	100.00	GBP	10.2
United States of America						
Centre Reinsurance Holdings (Delaware) Limited	Wilmington, DE	Other Businesses	100.00	100.00	USD	0.000003
Crown Management Services Limited	Wilmington, DE	Corporate Center	100.00	100.00	USD	0.00003
Farmers Group, Inc.	Los Angeles, CA	Farmers Management Services	96.63	100.00	USD	0.001
Farmers New World Life Insurance Company	Mercer Island, WA	Life Insurance	100.00	100.00	USD	6.6
Farmers Reinsurance Company	Los Angeles, CA	General Insurance	100.00	100.00	USD	5.0
Kemper Corporation	Schaumburg, IL	Corporate Center	100.00	100.00	USD	220.0
Kemper Investors Life Insurance Company	Mercer Island, WA	Life Insurance	100.00	100.00	USD	2.5
Universal Underwriters Insurance Company	Overland Park, KA	General Insurance	100.00	100.00	USD	15.0
Universal Underwriters Life Insurance Company	Overland Park, KA	General Insurance	100.00	100.00	USD	2.5
Zurich American Insurance Company (and subsidiaries)	Schaumburg, IL	General Insurance	100.00	100.00	USD	5.0
Zurich Finance (USA), Inc.	Schaumburg, IL	Corporate Center	100.00	100.00	USD	0.000001
Zurich Holding Company of America, Inc.	Dover, DE	Corporate Center	100.00	100.00	USD	0.6
Zurich Reinsurance Centre Holdings, Inc.	New York, NY	Corporate Center	100.00	100.00	USD	0.0001

[1] The segments are defined in the Notes to the Consolidated Financial Statements, Note 1. Basis of presentation.

Report of the Group auditors

To the General Meeting of Zurich Financial Services, Zurich

As auditors of the Group, we have audited the consolidated financial statements (operating statements, balance sheets, statements of cash flows, statements of shareholders' equity and notes included on pages 1 to 46) of Zurich Financial Services for the year ended December 31, 2003.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

R Marshall W Eriksen-Grundbacher

Zurich, February 18, 2004

Financial highlights

The 2002 results have been restated following the adoption of two new accounting standards in 2003 as disclosed in note 3 of the Consolidated Financial Statements. Certain prior year balances have been reclassified to conform to the 2003 presentation.

Consolidated operating statements

in USD millions, for the years ended December 31	2003	2002	Change in %
Gross written premiums and policy fees	**48,919**	41,423	18%
Net investment result	**7,815**	4,836	62%
Net income/(loss)	**2,120**	(3,362)	nm
Net income before special provisions in 2002	**2,120**	96	nm
Business operating profit[1]	**2,265**	1,175	93%

Consolidated balance sheet

in USD millions, as at December 31	2003	2002	Change in %
Total Group investments	**175,967**	163,788	7%
Insurance reserves, gross	**171,864**	156,851	10%
Senior and subordinated debt	**4,775**	4,438	8%
Total shareholders' equity	**19,384**	16,775	16%

General Insurance key performance indicators

for the years ended December 31	2003	2002	Change
Business operating profit (in USD millions)	**2,149**	387	455%
Net combined ratio, before special provisions in 2002	**97.9%**	103.5%	5.6 pts
Net combined ratio, after special provisions in 2002	**97.9%**	111.4%	13.5 pts

Life Insurance key performance indicators

for the years ended December 31	2003	2002	Change
Business operating profit (in USD millions)	**857**	746	15%
Embedded value profit, after tax (in USD millions)	**928**	(1,684)	nm
Embedded value operating return, after tax	**10.5%**	9.0%	1.5 pts

Return on common stockholder equity

for the years ended December 31	2003	2002	Change
Return on equity	**12.5%**	(20.8%)	33.3 pts
Business operating profit (after tax) return on equity	**9.3%**	5.1%	4.2 pts

Per share data

for the years ended December 31	2003	2002	Change
Diluted earnings/(loss) per share (in CHF)	**19.90**	(57.24)	nm

[1] *Term defined in the Group Financial Review – Measuring performance.*

Net income

In USD millions, for the years ended December 31



2002[1]
2003
2,400
2,000
1,600
1,200
800
400
0
(400)
(800)
(1,200)
(1,600)
418
1,780
376
1,226
563
604
266
(1,009)
(1,527)
(481)
96
2,120
General Insurance
Life Insurance
Farmers Mgmt Services
Other Businesses
Corporate Center
Total

[1] Net income before special provisions in 2002.

Business operating profit

In USD millions, for the years ended December 31



2002
2003
2,400
2,000
1,600
1,200
800
400
0
(400)
(800)
(1,200)
387
2,149
746
857
916
970
(141)
(1,044)
(733)
(667)
1,175
2,265
General Insurance
Life Insurance
Farmers Mgmt Services
Other Businesses
Corporate Center
Total

General Insurance combined ratio

For the years ended December 31



2002[1]
2003
108%
106%
104%
102%
100%
98%
96%
94%
92%
90%
88%
97.5
98.7
97.2
97.1
101.9
97.6
106.8
98.2
96.7
94.3
103.5
97.9
NA Consumer
NA Corporate
UKISA
Continental Europe
Rest of the World
Total[2]

[1] 2002 Combined ratios are before special provisions.
[2] Including Centrally Managed Businesses.

Life Insurance embedded value operating return, after tax[1]

For the years ended December 31



2002
2003
25%
20%
15%
10%
5%
0%
10.9
10.0
3.9
7.4
14.3
19.6
12.3
5.9
9.0
10.5
NA Consumer
UKISA
Continental Europe
Rest of the World
Total

[1] *Before foreign currency effects.*

ıarterly consolidated operating statements (unaudited)

ating statements by business segment millions, for the three months ended December 31	General Insurance 2003	General Insurance 2002	Life Insurance 2003	Life Insurance 2002	Farmers Management Services 2003	Farmers Management Services 2002	Other Businesses 2003	Other Businesses 2002	Corporate Center 2003	Corporate Center 2002	Eliminations 2003	Eliminations 2002	Total 2003	Total 2002
ıues														
written premiums and policy fees	8,444	7,787	3,192	2,970	–	–	418	497	97	77	(254)	(273)	11,897	11,058
ıremiums ceded to reinsurers	(2,198)	(1,970)	(208)	(229)	–	–	(46)	(108)	(87)	(72)	254	273	(2,285)	(2,106)
ıritten premiums and policy fees	6,246	5,817	2,984	2,741	–	–	372	389	10	5	–	–	9,612	8,952
ıange in reserves for unearned premiums	985	(464)	14	(34)	–	–	37	15	(7)	1	–	–	1,029	(482)
arned premiums and policy fees	7,231	5,353	2,998	2,707	–	–	409	404	3	6	–	–	10,641	8,470
ıgement fees	–	–	5	60	476	455	7	17	4	1	(4)	(13)	488	520
ıvestment income	518	405	1,087	1,093	12	22	180	156	150	72	(223)	(200)	1,724	1,548
ealized capital gains/(losses) on investments														
d impairments	88	(75)	373	(154)	4	4	43	16	(120)	(262)	–	–	388	(471)
ınrealized capital gains/(losses) on investments	2	14	66	58	1	1	94	34	193	(101)	–	–	356	6
ıain on divestments of businesses	(109)	(16)	168	31	–	–	(19)	20	–	–	–	–	40	35
r income	80	119	277	248	–	–	63	140	113	103	(106)	(36)	427	574
l revenues	7,810	5,800	4,974	4,043	493	482	777	787	343	(181)	(333)	(249)	14,064	10,682
efits, losses and expenses														
es and loss adjustment expenses	(5,094)	(4,084)	(32)	(21)	–	–	(225)	(242)	(62)	(23)	44	28	(5,369)	(4,342)
nsurance death and other benefits	(35)	(54)	(3,026)	(2,147)	–	–	(142)	(142)	(3)	(3)	(36)	(22)	(3,242)	(2,368)
ase in future life policyholders' benefits	(1)	(7)	211	(73)	–	–	–	(17)	1	–	(1)	(6)	210	(103)
ance benefits and losses	(5,130)	(4,145)	(2,847)	(2,241)	–	–	(367)	(401)	(64)	(26)	7	–	(8,401)	(6,813)
yholder dividends and participation in profits	(12)	(15)	(482)	(397)	–	–	(12)	(152)	58	(3)	–	–	(448)	(567)
erwriting and policy acquisition costs	(1,336)	(946)	(205)	(452)	–	–	(147)	(85)	(1)	1	–	–	(1,689)	(1,482)
r operating and administrative expenses	(594)	(838)	(546)	(486)	(252)	(216)	(213)	(426)	(260)	(96)	99	48	(1,766)	(2,014)
rtization of intangible assets	(49)	(37)	(50)	(54)	(23)	(21)	(5)	(7)	(5)	(7)	–	–	(132)	(126)
est expense on debt	(53)	(52)	(11)	(43)	(14)	(10)	(49)	(94)	(207)	(182)	195	189	(139)	(192)
est credited to policyholders and other interest	(31)	(21)	(196)	(203)	(1)	–	(68)	(37)	(8)	(1)	32	12	(272)	(250)
l benefits, losses and expenses	(7,205)	(6,054)	(4,337)	(3,876)	(290)	(247)	(861)	(1,202)	(487)	(314)	333	249	(12,847)	(11,444)
income/(loss) before income taxes d minority interests	605	(254)	637	167	203	235	(84)	(415)	(144)	(495)	–	–	1,217	(762)
income/(loss)	547	39	506	112	127	150	(266)	(385)	(233)	(598)	–	–	681	(682)

ırterly statistical data per region – General Insurance (unaudited)

ɘ three months ended December 31

illions	North America Corporate 2003	North America Corporate 2002	North America Consumer 2003	North America Consumer 2002	Continental Europe 2003	Continental Europe 2002	UKISA 2003	UKISA 2002	Rest of the World 2003	Rest of the World 2002	Centrally Managed Businesses 2003	Centrally Managed Businesses 2002	Eliminations 2003	Eliminations 2002	Total 2003	Total 2002
ritten premiums and policy fees	3,780	3,436	779	435	1,971	1,527	1,480	1,056	511	468	447	1,273	(524)	(408)	8,444	7,787
ıed premiums and policy fees	2,484	1,897	791	275	2,100	1,645	1,261	986	310	268	285	282	–	–	7,231	5,353
:e benefits and losses	(2,022)	(1,365)	(422)	(120)	(1,526)	(1,403)	(900)	(795)	(170)	(142)	(91)	(320)	1	–	(5,130)	(4,145)
ıder dividends and participation in profits	(3)	(3)	–	–	(13)	(15)	–	–	4	3	–	–	–	–	(12)	(15)
t technical expenses	(504)	(388)	(367)	(148)	(486)	(406)	(331)	(177)	(119)	(100)	(44)	(90)	(10)	(2)	(1,861)	(1,311)
lerwriting result	(45)	141	2	7	75	(179)	30	14	25	29	150	(128)	(9)	(2)	228	(118)
ɜstment income	156	129	22	11	154	122	117	84	20	14	50	45	(1)	–	518	405
ized capital gains/(losses) on investments ηpairments	38	(44)	1	–	64	(29)	(4)	(8)	(13)	(4)	2	10	–	–	88	(75)
ealized capital gains/(losses) on investments	–	–	–	–	(6)	9	6	8	2	(3)	–	–	–	–	2	14
ı-technical result	(31)	(202)	(1)	–	(201)	(226)	(45)	(61)	3	(5)	34	12	10	2	(231)	(480)
:ome/(loss) before income taxes and ›rity interests	118	24	24	18	86	(303)	104	37	37	31	236	(61)	–	–	605	(254)
:ome/(loss)	137	14	21	14	49	(202)	85	250	19	25	236	(62)	–	–	547	39

.iarterly statistical data per region – Life Insurance (unaudited)

the three months ended December 31

millions	North America Consumer[1] 2003	North America Consumer[1] 2002	Continental Europe 2003	Continental Europe 2002	UKISA 2003	UKISA 2002	Rest of the World 2003	Rest of the World 2002	Centrally Managed Businesses 2003	Centrally Managed Businesses 2002	Eliminations 2003	Eliminations 2002	Total 2003	Total 2002
written premiums, policy fees and insurance deposits	276	1,532	2,798	2,389	1,797	1,526	423	368	283	–	(4)	–	5,573	5,815
written premiums and policy fees	138	329	2,300	1,989	514	452	173	200	71	–	(4)	–	3,192	2,970
arned premiums and policy fees	93	186	2,270	1,917	467	442	155	162	13	–	–	–	2,998	2,707
.gement fees	–	–	2	3	2	56	1	1	–	–	–	–	5	60
ıvestment income	87	179	732	620	217	255	46	39	6	–	(1)	–	1,087	1,093
ealized capital gains/(losses) on investments d impairments	7	(17)	254	(77)	110	(60)	(7)	–	9	–	–	–	373	(154)
ınrealized capital gains/(losses) on investments	–	–	(57)	(24)	122	80	1	2	–	–	–	–	66	58
r income (incl. net gain on divestments of businesses)	(19)	23	205	156	245	90	14	10	1	–	(1)	–	445	279
l revenues	168	371	3,406	2,595	1,163	863	210	214	29	–	(2)	–	4,974	4,043
ance benefits and losses	(58)	(85)	(2,318)	(1,972)	(368)	(46)	(105)	(138)	2	–	–	–	(2,847)	(2,241)
/holder dividends and participation in profits	(1)	(1)	(408)	(304)	(66)	(81)	(7)	(11)	–	–	–	–	(482)	(397)
erwriting and policy acquisition costs	9	7	(26)	(10)	(152)	(419)	(30)	(30)	(6)	–	–	–	(205)	(452)
r operating and administrative expenses	(16)	(71)	(192)	(240)	(267)	(143)	(70)	(32)	(3)	–	2	–	(546)	(486)
rtization of intangible assets	(6)	(19)	(5)	(21)	(39)	(13)	–	(1)	–	–	–	–	(50)	(54)
est expense on debt and other interest	(45)	(108)	(127)	(91)	(30)	(47)	–	–	(5)	–	–	–	(207)	(246)
l benefits, losses and expenses	(117)	(277)	(3,076)	(2,638)	(922)	(749)	(212)	(212)	(12)	–	2	–	(4,337)	(3,876)
income / (loss) before income taxes id minority interests	51	94	330	(43)	241	114	(2)	2	17	–	–	–	637	167
income / (loss)	37	76	258	(6)	181	51	15	(9)	15	–	–	–	506	112

America Corporate is no longer active in life insurance.

›conciliation of net income and business operating profit by business segment (unaudited)

:he three months ended December 31

millions	General Insurance 2003	General Insurance 2002	Life Insurance 2003	Life Insurance 2002	Farmers Management Services 2003	Farmers Management Services 2002	Other Businesses 2003	Other Businesses 2002	Corporate Center 2003	Corporate Center 2002	Total 2003	Total 2002
come / (loss)[1]	547	39	506	112	127	150	(266)	(385)	(233)	(598)	681	(682)
:ed for:												
ıl provisions	–	311	–	129	–	–	–	198	–	2	–	640
ıcturing reserve	–	–	8	–	–	–	36	–	–	–	44	–
ain on divestments of businesses	109	16	(168)	(31)	–	–	19	(20)	–	–	(40)	(35)
ed and unrealized capital (gains) / losses,												
uding impairments, excluding capital markets and banking activities	(90)	61	(439)	96	(4)	(5)	(41)	31	(73)	362	(647)	545
holder allocation of realized and unrealized capital (gains) / losses	–	–	303	92	–	–	–	–	–	–	303	92
:pense, adjusting for life policyholder tax	39	(295)	56	209	75	85	157	(52)	74	98	401	45
ıess operating profit	605	132	266	607	198	230	(95)	(228)	(232)	(136)	742	605

ome / (loss) after special provisions in 2002.

contribution to operating statements illions, for the years ended December 31	Centre 2003	 2002
ies		
vritten premiums and policy fees	157	179
:d written premiums	1,253	1,368
vritten premiums and policy fees	1,410	1,547
emiums ceded to reinsurers	(135)	(50)
tten premiums and policy fees	1,275	1,497
ange in reserves for unearned premiums	62	(67)
ned premiums and policy fees	1,337	1,430
estment income	494	528
ilized capital gains/(losses) on investments and impairments	128	(74)
realized capital gains/(losses) on investments	1	86
income	145	146
evenues	2,105	2,116
egment transactions	(296)	(253)
its, losses and expenses		
and loss adjustment expenses	(1,176)	(538)
surance death and other benefits	(555)	(543)
se in future life policyholders' benefits	(84)	17
nce benefits and losses	(1,815)	(1,064)
nolder dividends and participation in profits	(273)	(413)
writing and policy acquisition costs	(448)	(345)
operating and administrative expenses	(297)	(294)
tization of intangible assets	(14)	(10)
st expense on debt	(17)	(23)
st credited to policyholders and other interest	(120)	(82)
benefits, losses and expenses	(2,984)	(2,231)
ncome / (loss) before income taxes and minority interests	(879)	(115)
ncome / (loss)	(817)	(113)

Centre contribution to balance sheets (summarized) in USD millions, as at December 31	Centre 2003	 2002
Group investments	8,480	9,019
Reinsurance assets	618	501
Deposits made under assumed reinsurance contracts	1,310	1,303
Deferred policy acquisition costs	99	181
Goodwill	64	68
Other segment assets	819	895
Total segment assets after consolidation of investments in subsidiaries	11,390	11,967
Reserves for losses and loss adjustment expenses, gross	2,606	2,671
Reserves for unearned premiums, gross	436	465
Future life policyholders' benefits, gross	1,947	1,841
Policyholders' contract deposits and other funds, gross	3,201	2,757
Insurance reserves, gross	8,190	7,734
Debt related to capital markets and banking activities	520	234
Senior debt	77	178
Other segment liabilities	2,451	2,858
Total segment liabilities	11,238	11,004
Minority interests	7	7
Segment equity	145	956

Statistical data per region – General Insurance (unaudited)

for the years ended December 31

04 FEB 23 AM 7:21

in USD millions	North America Corporate 2003	North America Corporate 2002	North America Consumer 2003	North America Consumer 2002
Gross written premiums and policy fees	**15,466**	13,762	**3,175**	1,260
Net earned premiums and policy fees	**8,999**	7,558	**3,184**	1,100
Insurance benefits and losses	**(6,871)**	(6,307)	**(1,969)**	(699)
Policyholder dividends and participation in profits	**(5)**	(11)	–	–
Total net technical expenses	**(1,862)**	(1,710)	**(1,174)**	(374)
Net underwriting result	**261**	(470)	**41**	27
Net investment income	**580**	540	**76**	41
Net realized capital gains/(losses) on investments and impairments	**203**	(35)	**(3)**	(10)
Net unrealized capital gains/(losses) on investments	**1**	–	–	–
Net non-technical result	**(18)**	(355)	**(2)**	–
Net income/(loss) before income taxes and minority interests	**1,027**	(320)	**112**	58
Net income/(loss)	**834**	(115)	**98**	48

Ratios, as % of net earned premiums and policy fees:				
Net loss ratio	**76.3%**	83.5%	**61.8%**	63.5%
Policyholder dividends and participation in profits ratio	**0.1%**	0.1%	**0.0%**	0.0%
Net expense ratio	**20.7%**	22.6%	**36.9%**	34.0%
Net combined ratio	**97.1%**	106.2%	**98.7%**	97.5%

Gross written premiums and policy fees				
Accident and health	**311**	252	–	–
Automobile	**1,939**	1,861	–	–
Fire and other property	**2,789**	2,775	–	–
General liability	**5,145**	4,038	–	–
Other general insurance lines	**4,186**	3,913	–	–
Assumed reinsurance	**1,096**	923	**3,175**	1,260
Total	**15,466**	13,762	**3,175**	1,260

Group investments as at December 31, of which:	**17,886**	14,616	**1,136**	974
Debt securities	**89.2%**	83.2%	**89.9%**	89.3%
Equity securities	**5.8%**	6.7%	**5.5%**	6.1%
Real estate held for investment	**0.1%**	0.1%	**0.0%**	0.0%
Short-term investments, cash and cash equivalents	**4.2%**	7.4%	**4.6%**	4.6%
Other investments	**0.7%**	2.6%	**0.0%**	0.0%
Total	**100.0%**	100.0%	**100.0%**	100.0%

Continental Europe 2003	Continental Europe 2002	UKISA 2003	UKISA 2002	Rest of the World 2003	Rest of the World 2002	Centrally Managed Businesses 2003	Centrally Managed Businesses 2002	Eliminations 2003	Eliminations 2002	Total 2003	Total 2002
9,930	7,528	**5,932**	4,814	**2,064**	1,803	**1,665**	2,269	**(1,982)**	(1,606)	**36,250**	29,830
8,112	6,053	**4,717**	3,597	**1,140**	1,003	**1,045**	974	**–**	–	**27,197**	20,285
(5,982)	(5,117)	**(3,489)**	(2,939)	**(644)**	(624)	**(876)**	(1,722)	**–**	–	**(19,831)**	(17,408)
(62)	(56)	**–**	–	**(2)**	2	**–**	(1)	**–**	–	**(69)**	(66)
(1,919)	(1,563)	**(1,114)**	(829)	**(426)**	(375)	**(214)**	(286)	**(8)**	(4)	**(6,717)**	(5,141)
149	(683)	**114**	(171)	**68**	6	**(45)**	(1,035)	**(8)**	(4)	**580**	(2,330)
638	525	**408**	310	**65**	60	**185**	168	**(3)**	(1)	**1,949**	1,643
110	(3)	**(6)**	(76)	**(8)**	(12)	**(25)**	(6)	**–**	–	**271**	(142)
(3)	20	**8**	11	**2**	(3)	**(2)**	–	**–**	–	**6**	28
(312)	(395)	**(127)**	(161)	**8**	9	**–**	(116)	**11**	5	**(440)**	(1,013)
582	(536)	**397**	(87)	**135**	60	**113**	(989)	**–**	–	**2,366**	(1,814)
364	(491)	**270**	154	**94**	40	**120**	(990)	**–**	–	**1,780**	(1,354)
73.7%	84.5%	**74.0%**	81.7%	**56.6%**	62.3%	**83.8%**	176.7%	**n/a**	n/a	**72.9%**	85.8%
0.8%	0.9%	**0.0%**	0.0%	**0.2%**	(0.2%)	**0.0%**	0.1%	**n/a**	n/a	**0.3%**	0.3%
23.7%	25.8%	**23.6%**	23.0%	**37.5%**	37.5%	**20.4%**	29.4%	**n/a**	n/a	**24.7%**	25.3%
98.2%	111.2%	**97.6%**	104.7%	**94.3%**	99.6%	**104.2%**	206.2%	**n/a**	n/a	**97.9%**	111.4%
1,062	865	**70**	127	**157**	258	**–**	–	**–**	–	**1,600**	1,502
4,010	3,052	**1,724**	1,746	**761**	722	**–**	–	**–**	–	**8,434**	7,381
2,041	1,510	**1,868**	1,505	**611**	424	**(1)**	–	**–**	–	**7,308**	6,214
1,237	867	**1,711**	970	**208**	92	**(1)**	–	**–**	–	**8,300**	5,967
706	573	**197**	176	**270**	255	**(56)**	106	**(2)**	26	**5,301**	5,049
874	661	**362**	290	**57**	52	**1,723**	2,163	**(1,980)**	(1,632)	**5,307**	3,717
9,930	7,528	**5,932**	4,814	**2,064**	1,803	**1,665**	2,269	**(1,982)**	(1,606)	**36,250**	29,830
16,573	13,685	**13,049**	8,191	**1,859**	1,404	**6,398**	3,302	**(123)**	(5)	**56,778**	42,167
63.9%	54.9%	**54.4%**	55.7%	**31.8%**	33.0%	**1.2%**	5.1%	**n/a**	n/a	**62.2%**	61.0%
8.5%	13.4%	**8.7%**	14.8%	**46.5%**	42.4%	**0.1%**	4.0%	**n/a**	n/a	**8.0%**	13.0%
11.7%	13.5%	**0.6%**	0.8%	**3.2%**	4.0%	**0.6%**	1.1%	**n/a**	n/a	**3.7%**	4.8%
4.7%	9.0%	**23.2%**	12.5%	**18.1%**	20.3%	**83.8%**	32.6%	**n/a**	n/a	**18.0%**	9.7%
11.2%	9.2%	**13.1%**	16.2%	**0.4%**	0.3%	**14.3%**	57.2%	**n/a**	n/a	**8.1%**	11.5%
100.0%	100.0%	**100.0%**	100.0%	**100.0%**	100.0%	**100.0%**	100.0%	**n/a**	n/a	**100.0%**	100.0%

Statistical data per region – Life Insurance (unaudited)

for the years ended December 31

in USD millions	North America Consumer[1] 2003	North America Consumer[1] 2002	Continental Europe 2003	Continental Europe 2002
Gross written premiums, policy fees and insurance deposits	**2,434**	4,210	**9,790**	7,623
Gross written premiums and policy fees	**1,029**	1,277	**8,215**	6,598
Net earned premiums and policy fees	**594**	751	**8,132**	6,497
Management fees	**–**	–	**3**	7
Net investment income	**584**	713	**2,807**	2,293
Net realized capital gains/(losses) on investments and impairments	**71**	(65)	**(195)**	(133)
Net unrealized capital gains/(losses) on investments	**–**	–	**(147)**	17
Other income (incl. net gain on divestments of businesses)	**(125)**	80	**606**	313
Total revenues	**1,124**	1,479	**11,206**	8,994
Insurance benefits and losses	**(292)**	(412)	**(8,916)**	(7,034)
Policyholder dividends and participation in profits	**(4)**	(4)	**(108)**	(409)
Underwriting and policy acquisition costs	**(163)**	(48)	**(463)**	(376)
Other operating and administrative expenses	**(130)**	(250)	**(497)**	(644)
Amortization of intangible assets	**(99)**	(478)	**(53)**	(210)
Interest expense on debt and other interest	**(352)**	(431)	**(463)**	(289)
Total benefits, losses and expenses	**(1,040)**	(1,623)	**(10,500)**	(8,962)
Net income/(loss) before income taxes and minority interests	**84**	(144)	**706**	32
Net income/(loss)	**56**	(200)	**482**	5
Gross written premiums and policy fees				
Individual Life				
Single premiums	**12**	74	**960**	1,124
Periodic premiums	**537**	641	**3,528**	2,528
Group Life				
Single premiums	**–**	–	**1,860**	1,436
Periodic premiums	**–**	–	**1,530**	1,226
Accident, health and other	**26**	22	**68**	98
Policy fees on unit-linked and other investment-type products	**454**	540	**269**	186
Total	**1,029**	1,277	**8,215**	6,598
Group investments as at December 31, of which:	**6,156**	12,139	**71,005**	63,386
Debt securities	**82.8%**	84.7%	**58.9%**	63.4%
Equity securities	**2.8%**	1.4%	**9.7%**	11.7%
Real estate held for investment	**1.4%**	0.7%	**6.0%**	6.1%
Short-term investments, cash and cash equivalents	**0.4%**	2.4%	**5.4%**	3.5%
Other investments	**12.6%**	10.8%	**20.0%**	15.3%
Total	**100.0%**	100.0%	**100.0%**	100.0%

[1] North America Corporate is no longer active in life insurance.

UKISA		Rest of the World		Centrally Managed Businesses		Eliminations		Total	
2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
6,571	6,297	**1,495**	1,402	**283**	–	**(13)**	–	**20,560**	19,532
1,684	1,632	**824**	698	**71**	–	**(13)**	–	**11,810**	10,205
1,513	1,571	**759**	591	**13**	–	**–**	–	**11,011**	9,410
141	177	**4**	5	**–**	–	**–**	(1)	**148**	188
957	893	**145**	113	**6**	–	**–**	1	**4,499**	4,013
164	(138)	**(5)**	(7)	**9**	–	**–**	–	**44**	(343)
120	(433)	**2**	2	**–**	–	**–**	–	**(25)**	(414)
727	194	**80**	33	**1**	–	**(2)**	–	**1,287**	620
3,622	2,264	**985**	737	**29**	–	**(2)**	–	**16,964**	13,474
(1,388)	(561)	**(573)**	(390)	**2**	–	**–**	–	**(11,167)**	(8,397)
(48)	152	**(22)**	(23)	**–**	–	**–**	–	**(182)**	(284)
(497)	(1,450)	**(149)**	(172)	**(6)**	–	**–**	–	**(1,278)**	(2,046)
(680)	(651)	**(204)**	(108)	**(3)**	–	**2**	–	**(1,512)**	(1,653)
(19)	(120)	**(4)**	(3)	**–**	–	**–**	–	**(175)**	(811)
(115)	(112)	**(1)**	(1)	**(5)**	–	**–**	–	**(936)**	(833)
(2,747)	(2,742)	**(953)**	(697)	**(12)**	–	**2**	–	**(15,250)**	(14,024)
875	(478)	**32**	40	**17**	–	**–**	–	**1,714**	(550)
633	(144)	**40**	24	**15**	–	**–**	–	**1,226**	(315)
255	226	**120**	164	**–**	–	**–**	–	**1,347**	1,588
442	396	**443**	167	**–**	–	**–**	–	**4,950**	3,732
2	–	**28**	25	**–**	–	**–**	–	**1,890**	1,461
73	10	**50**	100	**–**	–	**–**	–	**1,653**	1,336
49	63	**90**	123	**–**	–	**(13)**	–	**220**	306
863	937	**93**	119	**71**	–	**–**	–	**1,750**	1,782
1,684	1,632	**824**	698	**71**	–	**(13)**	–	**11,810**	10,205
23,568	21,393	**3,168**	2,383	**752**	–	**–**	–	**104,649**	99,301
74.3%	65.8%	**61.8%**	63.7%	**82.7%**	0.0%	**n/a**	n/a	**64.0%**	66.5%
9.1%	15.4%	**25.9%**	12.8%	**0.0%**	0.0%	**n/a**	n/a	**9.6%**	12.0%
2.5%	4.8%	**0.8%**	1.3%	**0.0%**	0.0%	**n/a**	n/a	**4.7%**	5.1%
9.1%	8.2%	**6.4%**	9.1%	**8.3%**	0.0%	**n/a**	n/a	**6.0%**	3.8%
5.0%	5.8%	**5.1%**	13.1%	**9.0%**	0.0%	**n/a**	n/a	**15.7%**	12.6%
100.0%	100.0%	**100.0%**	100.0%	**100.0%**	0.0%	**n/a**	n/a	**100.0%**	100.0%

Embedded value results – Life Insurance (unaudited)

for the years ended December 31

in USD millions	North America Consumer[1] 2003	2002
Gross new business premiums including deposits		
of which:	**711**	1,801
Annual premiums	**175**	217
Single premiums	**536**	1,584
Gross new business annual premiums equivalent (APE)	**229**	375
Embedded value information:		
Opening embedded value	**3,160**	3,526
Operating profit expected from in-force business and net assets, after tax	**232**	276
New business profit, after tax	**71**	54
Operating profit in excess of expected	**(5)**	16
Operating assumption changes	**20**	38
Total operating profit, after tax	**318**	384
Economic variance:		
Investment variance	**78**	(369)
Change in economic assumptions	**(37)**	–
Restructuring expenses, after tax	**–**	(2)
Embedded value profit/(loss), after tax	**359**	13
Dividends and capital movements	**(964)**	(379)
Closing embedded value before foreign currency translation effects	**2,555**	3,160
Foreign currency translation effects	**–**	–
Closing embedded value after foreign currency translation effects	**2,555**	3,160
of which:		
Shareholders' net assets	**1,308**	1,455
Value of business in-force	**1,247**	1,705
After-tax operating return before foreign currency translation effects[2]	**10.0%**	10.9%
After-tax return on opening embedded value before foreign currency translation effects[2]	**11.4%**	0.4%
New business profit margin (in % of APE)	**31.1%**	14.4%
Embedded value economic assumptions:		
Discount rate	**8.0%**	8.0%
Investment returns before tax:		
Fixed interest	**4.9%**	5.0%
Equities	**8.0%**	8.0%
Property	**–**	–
Expense inflation	**1.2%**	1.2%
Attributed tax rate	**35.0%**	35.3%

[1] *For explanation see additional note 1 on the following page.*
[2] For explanation see additional note 2 on the following page.

Embedded value notes: The information above should be read in conjunction with the additional notes on the following page.

External Review: Deloitte & Touche LLP ("Deloitte"), our consulting actuaries, have reviewed the choice of methodology together with the assumptions and calculations made by Zurich Financial Services Group ("the Group") in the calculation of the embedded value results of its Life Business at December 31, 2003. Deloitte have reported to the Group that they consider that the methodology is appropriate, the Group's assumptions are together reasonable and that the embedded value results as published above have been properly compiled on the basis of the methodology and assumptions chosen. For the purpose of this report, Deloitte have performed certain checks on data provided by the Group, but have not verified and have relied on financial information underlying the Group's financial statements.

Continental Europe 2003	Continental Europe 2002	UKISA 2003	UKISA 2002	Rest of the World 2003	Rest of the World 2002	Total 2003	Total 2002
2,600	2,232	**4,286**	3,784	**770**	922	**8,367**	8,739
599	479	**483**	448	**184**	199	**1,441**	1,343
2,001	1,753	**3,803**	3,336	**586**	723	**6,926**	7,396
799	654	**863**	782	**243**	271	**2,134**	2,082
1,944	2,225	**4,309**	4,350	**675**	546	**10,088**	10,647
142	212	**320**	350	**69**	61	**763**	899
63	10	**59**	55	**(1)**	9	**192**	128
31	38	**(140)**	(123)	**(12)**	7	**(126)**	(62)
144	116	**82**	(113)	**(16)**	(10)	**230**	31
380	376	**321**	169	**40**	67	**1,059**	996
274	(1,035)	**22**	(633)	**(16)**	(13)	**358**	(2,050)
(359)	(417)	**(74)**	(96)	**(19)**	(49)	**(489)**	(562)
–	(22)	**–**	(44)	**–**	–	**–**	(68)
295	(1,098)	**269**	(604)	**5**	5	**928**	(1,684)
(121)	518	**(446)**	129	**(53)**	116	**(1,584)**	384
2,118	1,645	**4,132**	3,875	**627**	667	**9,432**	9,347
392	299	**476**	434	**112**	8	**980**	741
2,510	1,944	**4,608**	4,309	**739**	675	**10,412**	10,088
1,162	873	**1,660**	1,616	**478**	410	**4,608**	4,354
1,348	1,071	**2,948**	2,693	**261**	265	**5,804**	5,734
19.6%	14.3%	**7.4%**	3.9%	**5.9%**	12.3%	**10.5%**	9.0%
15.2%	(41.9%)	**6.2%**	(13.9%)	**0.7%**	0.7%	**9.2%**	(15.3%)
7.9%	1.4%	**6.9%**	7.1%	**(0.5%)**	3.3%	**9.0%**	6.1%
7.9%	7.9%	**8.0%**	7.8%	**9.8%**	10.4%	**8.1%**	8.1%
4.2%	4.3%	**5.0%**	4.8%	**4.6%**	5.4%	**4.5%**	4.5%
7.8%	7.8%	**7.6%**	7.3%	**8.8%**	8.4%	**7.8%**	7.6%
4.9%	4.8%	**7.3%**	7.0%	**6.8%**	7.3%	**5.2%**	5.2%
1.6%	1.3%	**3.0%**	3.1%	**2.3%**	3.3%	**2.2%**	2.2%
32.9%	28.5%	**30.0%**	30.0%	**27.5%**	27.0%	**31.2%**	30.8%

Additional notes to main table

1. The region North America Consumer includes the value of the business remaining after the divestment of Zurich Life, part of the Group's US life and annuity operations. Elsewhere in the consolidated financial statements this is shown in the Group's "Centrally Managed Businesses" segment.
2. The 2002 operating and total embedded value ROE figures shown in the main table for Continental Europe and the total Group life results have been adjusted to reflect the acquisition of the Deutsche Bank operations in April and May 2002.
3. In 2003 some non-insurance subsidiary companies were brought into the Life Insurance segment. Where appropriate, we have included the value of these companies in accordance with our embedded value methodology. For those companies for which no embedded value has been calculated, these have been included at their shareholders' equity value, as calculated in accordance with IFRS, which represents less than 1% of our total published embedded value.
4. The main table shows separately the after-tax effect of the restructuring expenses on embedded value, incurred as a result of the operational improvement program in 2002.
5. The embedded value published assumes that at least the locally required minimum statutory capital is held to support the business. In some countries, a higher amount has been locked-in where this is in line with management strategy or market practice. In 2003, the amount of shareholder capital used to meet these requirements was USD 3.7 billion, which produced an associated shareholder economic cost of USD 1.2 billion.
6. In 2003, the capital strain on writing new business was approximately USD 0.7 billion. The after-tax internal rate of return on new business is 10–11%. The new business profit before cost of solvency is USD 272 million.
7. For the UKISA region, the new business figures for 2003 shown in the main table are not directly comparable to those shown for 2002. For 2003, we have included additional premium and costs incurred by distribution channels in respect of asset management and other activities which were not captured in the 2002 published values. The table below shows the 2003 figures on a comparable basis to 2002. In future, the results will be presented as for 2003 in the main table.

Selected figures for UKISA new business in USD millions, for the years ended December 31	UKISA 2003	UKISA 2002
Gross new business annual premiums equivalent (APE)	**783**	782
New business profit after tax	**73**	55
New business profit margin (in % of APE)	**9.3%**	7.1%

During 2003, our UK life business continued the review of benefits on term assurance and critical illness portfolios. Policyholders were offered the option of taking out new attractive contracts to replace existing contracts. These new contracts contributed USD 15 million to the 2003 new business profit, after-tax, shown in the main table.

Embedded value sensitivities

The following tables show the sensitivity of our 2003 embedded value and value of new business to changes in several key assumptions:

Embedded value sensitivities in USD millions	Discount rate 1% increase	Discount rate 1% decrease	Investment return 1% increase	Investment return 1% decrease	MV of equities 10% decrease	Renewal expenses 10% decrease	Demo-graphy 10% worsening	Lapses 10% worsening
Change in embedded value	**(588)**	**682**	**712**	**(1,025)**	**(435)**	**203**	**(565)**	**(157)**

New business value sensitivities in USD millions	Discount rate 1% increase	Discount rate 1% decrease	Investment return 1% increase	Investment return 1% decrease	Initial expenses 10% decrease	Renewal expenses 10% decrease	Demo-graphy 10% worsening	Lapses 10% worsening
Change in new business value	**(53)**	**62**	**80**	**(85)**	**49**	**19**	**(31)**	**(41)**

Please note that the figures shown above are "sensitivities" – for each assumption change, all other assumptions have remained unchanged.

The exceptions to this are the investment return sensitivities. The investment return sensitivity assumes a change to future new money rates for fixed interest securities and a change to returns on both existing assets and future new money rates for equities and properties. These sensitivities reflect the change to embedded value in this changed investment environment. For example, where appropriate, changes to statutory valuation bases or policyholder bonuses have been reflected accordingly. In addition, changes to the market values of fixed interest assets have been reflected where appropriate. However, these investment return sensitivities assume that the risk discount rates remain unaffected.

Embedded Value Methodology

The embedded value represents the shareholders' interest, excluding any value from future new business, in the existing life insurance related activities. It is the total of the shareholders' interest in the net assets of the life insurance related activities and the present value of the projected releases to shareholders arising from the business in-force less a charge for the cost of capital supporting the solvency requirements of the business. The discount rate used to value the in-force business in each country reflects long-term government bond rates at the valuation date plus a risk margin. The assumptions for mortality, persistency and expenses reflect recent and expected experience. All changes in assumptions not classified as "economic" are included in the "Operating assumption changes" item. Gross new business annual premium equivalent (APE) is calculated as new annual premiums plus 10% of single premiums.

Embedded value profit is the change in the embedded value over the year, after adjustment for any dividends and capital movements. The profit is calculated on an after tax basis.

Embedded value profit consists of the following components, the first two of which in aggregate are referred to as operating profit:

- new business profit, after tax, which represents the value added by new business written during the period, including allowance for the cost of holding solvency capital, is valued at point of sale using the applicable discount rate;
- the operating profit from existing business, which is equal to:
  - the profit expected from the in-force business and net assets, after tax, including allowance for the cost of holding solvency capital,
  - the experience variances caused by the differences between the actual experience during the period and the expected experience assumed in the prior year embedded value, and
  - the impact of changes in assumptions of future operating experience;
- the economic variance, which is equal to:
  - the investment variance caused by differences between the actual and the expected experience over the reporting period, and
  - the change in future economic assumptions, such as changes in discount rates and future investment rates. This also includes, where appropriate, changes in legislation.

The calculation of embedded values necessarily makes numerous assumptions with respect to economic conditions, operating conditions, taxes, and other matters, many of which are beyond the Group's control. Although the assumptions used represent estimates which the Group and Deloitte believe are together reasonable, actual future experience may vary from that assumed in the calculation of the embedded value results, and such variation may be material. Deviations from assumed experience are normal and are to be expected. The embedded value results have been prepared using generally accepted actuarial methods that use deterministic projections which do not allow for all of the cost of options and guarantees on a market consistent basis.

Statement of annual results 2003:
Excerpts from Annual Report 2003 of Zurich Financial Services Group

Consolidated operating statements of Zurich Financial Services Group

for the years ended December 31
in USD millions

	2003	2002
Revenues		
Gross written premiums and policy fees	**48'919**	41'423
Less premiums ceded to reinsurers	**(8'646)**	(7'801)
Net written premiums and policy fees	**40'273**	33'622
Net change in reserves for unearned premiums	**(503)**	(2'275)
Net earned premiums and policy fees	**39'770**	31'347
Management fees	**2'062**	2'353
Net investment income	**7'004**	6'230
Net realized capital gains/(losses) on investments and impairments	**547**	(917)
Net unrealized capital gains/(losses) on investments	**264**	(477)
Net gain on divestments of businesses	**351**	498
Other income	**1'623**	1'268
Total revenues	**51'621**	40'302
Benefits, losses and expenses		
Insurance benefits and losses	**(33'159)**	(27'452)
Policyholder dividends and participation in profits	**(423)**	(856)
Underwriting and policy acquisition costs	**(6'448)**	(5'854)
Administrative expense	**(4'188)**	(3'769)
Other operating expense	**(1'590)**	(2'961)
Amortization of intangible assets	**(436)**	(1'369)
Interest expense on debt	**(445)**	(669)
Interest credited to policyholders and other interest	**(1'186)**	(875)
Total benefits, losses and expenses	**(47'875)**	(43'805)
Net income/(loss) before income taxes and minority interests	**3'746**	(3'503)
Income tax (expense)/benefit	**(1'520)**	256
Net income applicable to minority interests	**(106)**	(115)
Net income/(loss)	**2'120**	(3'362)

in USD		
Basic earnings/(loss) per share	**14.92**	(35.90)
Diluted earnings/(loss) per share	**14.81**	(35.90)

Further information is available on our Web site www.zurich.com. Please click on the "Media

Statement of annual results 2003:
Excerpts from Annual Report 2003 of Zurich Financial Services Group

Consolidated statements of shareholders' equity of Zurich Financial Services Group

for the years ended December 31
in USD millions, except number of shares

	Number of common shares issued	Preferred securities
Balance as at December 31, 2001, as previously reported	83'886'001	1'096
Implementation of new accounting standards	-	-
Balance as at December 31, 2001, restated	83'886'001	1'096
Change in net unrealized gains on investments (excluding translation adjustments)	-	-
Translation adjustments	-	-
Change in net gains and losses not recognized in the operating statement	-	-
Net issuance and exchange of pre-emptive rights into common stock	57'602'782	-
Issuance and exchange of deferred exchangeable securities (MILES) into common stock	2'518'172	-
Share-based payment transactions		-
Treasury stock transactions	-	-
Net loss	-	-
Dividends	-	-
Balance as at December 31, 2002, restated	144'006'955	1'096
Balance as at December 31, 2002, as previously reported	144'006'955	1'096
Implementation of new accounting standards	-	-
Balance as at December 31, 2002, restated	144'006'955	1'096
Change in net unrealized gains on investments (excluding translation adjustments)	-	-
Translation adjustments	-	-
Change in net gains and losses not recognized in the operating statement	-	-
Nominal value reduction of common stock	-	-
Share-based payment transactions	-	-
Treasury stock transactions	-	-
Net income	-	-
Dividends on preferred securities	-	-
Balance as at December 31, 2003	**144'006'955**	**1'096**

Common stock	Treasury stock (nominal value)	Additional paid-in capital	Net unrealized gains on investments
626	(3)	7'706	1'567
-	-	-	(44)
626	(3)	7'706	1'523
-	-	-	(727)
-	-	-	284
-	-	-	(443)
387	-	2'005	-
15	-	329	-
-	-	135	-
-	(11)	(144)	-
-	-	-	-
-	-	-	-
1'028	(14)	10'031	1'080
1'028	(14)	9'896	1'293
-	-	135	(213)
1'028	(14)	10'031	1'080
-	-	-	(310)
-	-	-	92
-	-	-	(218)
(105)	-	-	-
-	-	33	-
-	8	144	-
-	-	-	-
-	-	-	-
923	**(6)**	**10'208**	**862**

Cumulative translation adjustment	Retained earnings	Total shareholders' equity
(1'151)	7'901	17'742
-	(20)	(64)
(1'151)	7'881	17'678
-	-	(727)
667	-	951
667	-	224
-	-	2'392
-	-	344
-	-	135
-	-	(155)
-	(3'362)	(3'362)
-	(481)	(481)
(484)	4'038	16'775
(484)	3'990	16'805
-	48	(30)
(484)	4'038	16'775
-	-	(310)
665	-	757
665	-	447
-	-	(105)
-	-	33
-	-	152
-	2'120	2'120
-	(38)	(38)
181	**6'120**	**19'384**

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Statement of annual results 2003:
Excerpts from Annual Report 2003 of Zurich Financial Services Group

Note on 'Minority interests' to the consolidated financial statements of Zurich Financial Services Group

Table

Minority interests

in USD millions, as at December 31	**2003**	2002
Preferred securities	**390**	969
Other	**579**	238
Total	**969**	1'207

Minority interests include third-party equity interests, preferred securities and similar instruments issued by consolidated subsidiaries of the Group in connection with providing structured financial solutions to its customers.

In December 1999, Zurich Financial Services (Jersey) Limited, a subsidiary of Zurich Group Holding (formerly Zurich Financial Services), issued 12,000,000 perpetual non-voting, non-cumulative Series A Preference Shares on the Euromarket with a par value of EUR 25 (EUR 300,000,000). The securities benefit from a subordinated support agreement of Zurich Group Holding and carry a fixed coupon of 7.125%, payable quarterly. The securities are, subject to certain conditions, redeemable at the option of the issuer in whole, but not in part, from time to time on or after five years from the issue date. Proceeds from the issue were used to refinance existing intercompany debt and for general corporate purposes. With this issue, the Group was able to reinforce its capital base while raising equity-like but non-dilutive long-term funds.

As at December 31, 2003 and 2002, minority interests in Zurich Capital Markets ("ZCM") totaled USD 212 million and USD 680 million, respectively. Minority interests at December 31, 2002 primarily represented third-party interests in preferred securities issued by consolidated subsidiaries. During 2003, approximately USD 655 million of preferred securities were redeemed and as at December 31, 2003, only USD 12 million represented third-party interest in preferred securities of subsidiaries. In 2003, other third-party equity interests increased by approximately USD 187 million to USD 200 million primiarily due to consolidation of alternative investment vehicles arising from ZCM's managed asset business.

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Statement of annual results 2003:
Excerpts from Annual Report 2003 of Zurich Financial Services Group

Note on 'Shareholders' equity' to the consolidated financial statements of Zurich Financial Services Group

Table

Common and treasury stock

number of shares, as at December 31	**2003**	2002
Authorized, contingent and issued common stock, CHF 9 and CHF 10 par value, respectively	**156'988'783**	156'988'783
Issued common stock, CHF 9 and CHF 10 par value, respectively	**144'006'955**	144'006'955
Treasury stock	**761'312**	1'975'663

Table

Preferred securities

in USD millions, as at December 31	**2003**	2002
Preferred securities, USD 1,000 par value	**1'125**	1'125

(a) Issued stock

At the Annual General Meeting of April 30, 2003, shareholders approved a share capital reduction in the form of a capital nominal value reduction of each registered share from CHF 10 to CHF 9. As a result of this reduction, the share capital was reduced by CHF 144,006,955 from CHF 1,440,069,550 to a new total of CHF 1,296,062,595. As at December 31, 2003 and 2002, Zurich Financial Services had 144,006,955 shares of CHF 9 par value and CHF 10 par value, respectively, common stock issued and fully paid.

In January 2002, Zurich Financial Services issued 75,000 SMIC MILES (Market Index-Linked Exchangeable Securities) at a price of CHF 8,031 each, totaling CHF 602,325,000 (issue amount). Under the terms of these instruments, investors could exchange MILES into newly issued Zurich Financial Services shares at any time up to and including 25 Trading Days before January 28, 2005. The number of shares to which each MILES holder was entitled was determined by reference to the SMIC Index and the market price of the shares. As at October 10, 2002, all MILES had been exchanged for 2,518,172 common shares.

At the Extraordinary General Meeting of October 11, 2002, Zurich Financial Services' shareholders approved the issuance of 57,602,782 fully paid registered shares (New Shares) with a nominal value of CHF 10 each at an issue price of CHF 65 per share, representing total gross proceeds of CHF 3.7 billion. One pre-emptive right was attached to each of the 86,404,173 shares against payment of the subscription price. As of October 31, 2002, all 57,602,782 New Shares have been listed on the main board of the SWX Swiss Exchange and the Official List of the UK Listing Authority and, together with all other shares (in total 144,006,955 shares), started trading on virt-x and on the London Stock Exchange's market for listed securities. All New Shares are eligible to receive dividends declared, if any, starting with the business year that ended December 31, 2002.

(b) Authorized stock

Until June 1, 2005, the Board of Zurich Financial Services is authorized to increase its share capital by an amount not exceeding CHF 54,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 9 each. An increase in partial amounts is permitted. The Board determines the date of issue of such new shares, the issue price, type of payment, conditions for exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board may issue such new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board may allow the expiry of pre-emptive rights which have not been exercised, or it may place these rights as well as shares, the pre-emptive rights of which have not been exercised, at market conditions.

The Board is further authorized to restrict or withdraw the pre-emptive rights of shareholders and to allocate them to third-parties if the shares are to be used: for the take-over of an enterprise, or parts of an enterprise or of participations or if issuing shares for the financing including re-financing of such transactions; or for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

(c) Contingent stock

Capital market instruments and option rights to shareholders: The share capital of Zurich Financial Services may be increased by an amount not exceeding CHF 49,336,452 by issuing up to 5,481,828 fully paid registered shares with a nominal value of CHF 9 each through (1) the exercise of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by Zurich Financial Services or one of its Group companies in national or international capital markets and/or (2) by the exercise of option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders will be excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board.

The Board of Directors is authorized, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders for advance subscription in cases where such bonds are issued for the financing or re-financing of a takeover of an enterprise, of parts of an enterprise, or of participations. If the right for advance subscription is withdrawn by the Board, the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection provisions in accordance with market practice) and the new shares are issued at then current convertible bond or warrant issue conditions. The conversion rights may be exercisable during a maximum of 10 years and option rights for a maximum of 7 years from the time of the respective issue. The conversion or option price or its calculation methodology shall be determined in accordance with market conditions, whereby for shares of Zurich Financial Services the quoted share price is to be used as a basis.

Employee participation: The share capital may be increased by an amount not exceeding CHF 13,500,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 9 each to employees of Zurich Financial Services and Group companies. The pre-emptive rights of the shareholders, as well as the right for advance subscription, are excluded. The issuance of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors and taking into account performance, functions, levels of responsibility and criteria of profitability. Shares or option rights may be issued to the employees at a price lower than that quoted on the stock exchange.

(d) Preferred securities

In February 2001, the Group placed six series of Trust Capital Securities (Zurich RegCaPS) in the total amount of USD 1,125 million (USD 1,096 million net of issuance costs) with a limited number of qualified institutional and corporate US investors. The securities, which were issued under Rule 144A in the United States, are perpetual, non-cumulative and have a par value of USD 1,000 each. They have no voting rights, except for certain specified circumstances and are linked to Farmers Group, Inc. Class C shares. The Group has the option to call the securities after five, seven or ten years, depending on the series. Two series have a fixed rate coupon (6.01% and 6.58%) and four have a floating rate coupon (between Libor +46 bps and +71 bps) that steps up after the first call dates.

(e) Additional paid-in capital (capital reserve)

This reserve is not ordinarily available for distribution.

(f) Dividends

Dividends for Zurich Financial Services shares are declared in CHF.

(g) Dividend restrictions and capital and solvency requirements

to its shareholders other than under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general legal reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. As at December 31, 2003, the amount of the general legal reserve exceeded 20% of the paid-in share capital of Zurich Financial Services. Similarly, the company laws of many countries in which Zurich Financial Services' subsidiaries operate may restrict the amount of dividends payable by such subsidiaries to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Zurich Financial Services' subsidiaries to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the subsidiaries operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

In the United States, restrictions on payment of dividends may be imposed by the insurance laws or regulations of the insurer's state of domicile. For the general insurance subsidiaries, dividends are generally limited to the greater of 10% of the previous year's policyholders' surplus or previous year's net income. For life, accident and health insurance subsidiaries, dividends are generally limited to the greater of 10% of the previous year's policyholders' surplus or the previous year's net gain from operations. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile.

Insurance enterprises in European Union member countries are required to maintain minimum solvency margins. The required minimum solvency margin for general insurers is the greater of 16% of premiums written for the year or 23% of a three-year average of claims, subject to the first tranche (EUR 10 million) of premiums being at 18% and the first tranche (EUR 7 million) of claims at 26%. Life insurance companies are required to maintain a minimum solvency margin of generally 4% of insurance reserves (up to 1% of 'insurance reserves for life insurance where the investment risk is carried by policyholders') plus 0.3% of the amount at risk under insurance policies. The same minimum capital requirements are applicable for insurance enterprises operating in Switzerland. In addition to such general principles, under United Kingdom regulatory restrictions, for example, shareholders' equity includes an amount at each year-end which remains in the long-term business fund of Eagle Star Life Assurance Company Limited, one the Group's subsidiaries. There are restrictions placed on the amounts which can be transferred to shareholders from the long-term business fund where that fund includes with-profits business.

Zurich Financial Services is further subject to certain solvency and its own fund requirements based on a Decree on the Consolidated Supervision of the Zurich Financial Services Group issued by the Swiss Federal Office of Private Insurance on April 23, 2001.

As at December 31, 2003, the subsidiaries were substantially in compliance with applicable regulatory capital adequacy requirements.

(h) Earnings/(loss) per share

Table **Earnings/(loss) per share**	Net income / (loss) (in USD millions)	Number of shares	Per share (USD)
2003			
Basic earnings per share	**2'120**	**142'064'985**	**14.92**
Effect of dilutive shares			
Share-based compensation plans	-	1'025'296	(0.11)
Diluted earnings per share	**2'120**	**143'090'281**	**14.81**
2002			
Basic loss per share	(3'362)	93'645'453	(35.90)
Diluted loss per share	(3'362)	93'645'453	(35.90)

Basic earnings / (loss) per share is computed by dividing net income / (loss) by the weighted average number of common shares outstanding for the period, excluding the average number of shares held as treasury shares. Diluted earnings / (loss) per share reflects the effect of potentially dilutive shares. However, since the Group reported a net loss for the year 2002, the effect of the 464,610 potential shares as at December 31, 2002 is anti-dilutive. Hence, diluted loss per share equals basic loss per share for the year 2002.

Further information is available on our Web site www.zurich.com. Please click on the "Media View" button.

Proposed/approved appropriation of available earnings of Zurich Financial Services Holding Company

No dividend is proposed to be paid out for 2003. (For 2002, no dividend was paid either. Instead for 2002, the Board of Directors proposed to repay CHF 1 of the nominal value of each registered share, as a result of a reduction of the nominal value from CHF 10 to CHF 9 per registered share. This proposal was approved by the ordinary General Meeting of shareholders on April 30, 2003.)

Proposed payout of nominal value reduction

The Board of Directors proposes to repay CHF 2.50 of the nominal value of each registered share, as a result of a reduction of the nominal value from CHF 9 to CHF 6.50 per registered share. The proposed payout is subject to approval by the ordinary General Meeting of shareholders and subject to the fulfilment of the necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Zurich.

Further information is available on our Web site www.zurich.com. Please click on the "Media View" button.

ZURICH
FINANCIAL SERVICES

Annual Results Reporting 2003
Analysts' Conference



Zurich, February 19, 2004

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our core markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Persons requiring advice should consult an independent adviser.

Agenda

• Introduction and overview	James J. Schiro
• Annual results 2003	Patrick O'Sullivan
• Closing remarks	James J. Schiro
• Q&A	

ZURICH
FINANCIAL SERVICES

Introduction and overview

James J. Schiro
Chief Executive Officer

February 19, 2004

Financial highlights

n USD millions	2003	2002	Change
Total GWP and policy fees	48,919	41,423	18%
Business operating profit	2,265	1,175	93%
Net income	2,120	-3,362	nm
IFRS ROE	12.5%	0.6%	11.9 pts
Business operating profit ROE	9.3%	5.1%	4.2 pts
Combined ratio	97.9%	111.4%	13.5 pts
Embedded value operating return, after tax	10.5%	9.0%	1.5 pts

[redacted]

ZURICH
FINANCIAL SERVICES

Annual results 2003

Patrick O'Sullivan
Group Finance Director

February 19, 2004

Net income by business segment

in USD millions	2003	2002[1]	Change
General Insurance	1,883	435	333%
Life Insurance	799	345	132%
Farmers Management Services	604	563	7%
Other Businesses	-1,019	-139	-633%
Corporate Center	-481	-1,513	68%
Net income, excluding net gain on divestments	1,786	-309	nm
After-tax net gain on divestments	334	405	-18%
Net income, including net gain on divestments	2,120	96	nm

[1] 2002 is pre-provision

Business operating profit by business segment

in USD millions	2003	2002	Change
General Insurance	2,149	387	455%
Life Insurance	857	746	15%
Farmers Management Services	970	916	6%
Other Businesses	-1,044	-141	-640%
Corporate Center	-667	-733	9%
Total	2,265	1,175	93%

General Insurance financial highlights

in USD millions	2003	2002	Change
Gross written premiums	36,250	29,830	22%
Net earned premiums	27,197	20,285	34%
Net underwriting result[1]	580	-728	nm
Business operating profit	2,149	387	455%
Net income[1, 2]	1,883	435	333%
Loss ratio[1]	72.9%	77.9%	5.0 pts
Expense ratio[1, 3]	25.0%	25.6%	0.6 pts
Combined ratio[1]	97.9%	103.5%	5.6 pts

[1] 2002 is pre-provision
[2] Excluding gains on divestment of businesses
[3] Including 0.3% of policyholder dividends in both 2003 and 2002

General Insurance key performance indicators

In USD millions	2003	2002	Change
Business operating profit			
NA Corporate	824	716	15%
NA Consumer[1]	115	68	69%
Continental Europe	607	-80	nm
UKISA	427	106	303%
Rest of World	135	106	27%
Centrally Managed Businesses	41	-529	nm
Total	2,149	387	455%

Combined ratio (%)[2]


Total[3]
103.5
97.9
NA Corp.
97.2
97.1
NA Cons.
97.5
98.7
Cont. Eur.
106.8
98.2
UKISA
101.9
97.6
Rest of World
96.7
94.3
90
100
110
2003
2002

1 NA Consumer includes Farmers Re and certain internal reinsurance entities
2 2002 is pre-provision
3 Including Centrally Managed Businesses

Insurance reserves development

in USD millions	2003	2002
Losses and LAE reserves, net, at January 112.80	30,366	24,090
Losses and LAE paid	-16,516	-14,239
Losses and LAE incurred		
Current year	19,254	15,478
Prior year	1,874	2,818
Other movements (FX and divestments)	2,035	2,219
Losses and LAE reserves, net, at December 31	37,013	30,366

Major components of prior year incurred

- USD 650m from Centre in first nine months
- USD 800m North America Corporate
- USD 350m relating to Asbestos, mainly in the UK

Life Insurance financial highlights

in USD millions	2003	2002	Change
GWP, policy fees & deposits	20,560	19,532	5%
Business operating profit	857	746	15%
Net income[1]	799	345	132%
New business premiums (APE)	2,134	2,082	2%
New business profit margin (as % of APE)	9.0%	6.1%	2.9 pts
EV operating profit, after tax	1,059	996	6%
EV operating return, after tax[2]	10.5%	9.0%	1.5 pts
Discount rate	8.1%	8.1%	0.0 pts

[1] Excluding gains on divestments of businesses. 2002 is pre-provision
[2] Before foreign currency translation effects

Life Insurance key performance indicators (1/2)

in USD millions	2003	2002	Change
Business operating profit			
NA Consumer	245	326	-25%
Continental Europe	294	231	27%
UKISA	271	147	84%
Rest of the World	39	42	-7%
Centrally Managed Businesses	8	0	nm
Total	857	746	15%

New business margins (%)



Total [1]
6.1
9.0
NA Cons
14.4
31.1
Cont Eur
1.4
7.9
UKISA
7.1
6.9
Rest of World
3.3
-0.5
-10
0
10
20
30
2003
2002

[1] Includes Centrally Managed Businesses

Life Insurance key performance indicators (2/2)

in USD millions	2003	2002	Change
EV operating profit			
NA Consumer	318	384	-17%
Continental Europe	380	376	1%
UKISA	321	169	90%
Rest of the World	40	67	-40%
Total	1,059	996	6%

EV operating return (%)



Total[1]
9.0
10.5
NA Cons
10.9
10.0
Cont. Eur.
14.3
19.6
UKISA
3.9
7.4
Rest of World
12.3
5.9
0
10
20
30
2003
2002

[1] Includes Centrally Managed Businesses

Farmers Management Services financial highlights

in USD millions	2003	2002	Change
Management fees & other related revenue	1,885	1,799	5%
Management & other expenses	900	871	3%
Net investment result	77	60	28%
Business operating profit	970	916	6%
Net income[1]	604	563	7%
Gross operating margin	52.3%	51.6%	0.7 pts

[1] 2002 is pre-provision

·armers Exchanges[1] financial highlights

n USD millions	2003	2002	Change
·let operating result[2]	258	-165	423
·ombined ratio	101.9%	105.6%	3.7 pts
·let surplus change	211	10	201
·nding surplus	3,684	3,473	211
·urplus ratio	36.7%	32.5%	4.2 pts
·BC ratio	315%	279%	36 pts

The Farmers P&C Group of Companies which Zurich manages but does not own
Underwriting result + total investment return

Other Businesses financial highlights

in USD millions	2003	2002	Change
Business operating profit	-1,044	-141	nm
of which: Centre	*-985*	*-77*	*nm*
other	*-59*	*-64*	*8%*
Net income[1]	-1,019	-139	nm
of which: Centre	*-817*	*-67*	*nm*
other	*-202*	*-72*	*-181%*

[1] Excluding gains on divestments of businesses. 2002 is pre-provision

Corporate Center financial highlights

in USD millions	2003	2002	Change
Net underwriting income	52	-26	nm
Total investment income/loss	600	-512	nm
of which Bâloise	*-153*	*-544*	*72%*
Unallocated corporate expenses[1]	-356	-541	34%
Interest expense	-723	-687	5%
Business operating profit	-667	-733	9%
Net result[2]	-481	-1,513	68%

[1] Net of other income, but includes goodwill amortization and tax expense
[2] Excluding gains on divestments of businesses. 2002 is pre-provision

Investment highlights

in USD millions	2003	2002	Change
Net investment income	7,004	6,230	12%
Net realized capital gains/losses and impairments	547	-917	nm
Net unrealized capital gains/losses[1]	264	-477	nm
Net investment result	7,815	4,836	62%
Total investment return[2]	4.9%	2.3%	2.6 pts

[1] In operating statement
[2] Calculation includes change in unrealized gains/losses booked to shareholders' equity, excludes investment expenses

Shareholders' equity

in USD millions



20'000
18'000
16'000
14'000
16,775[1]
-310
+757
+42
+2,120
19,384
Balance at Jan 1, 2003
Change in net unreal. gains on investments
Translation adjustments
Treasury stock trx and other[2]
Net income
Balance at Dec 31, 2003

[1] Restated to reflect adoption of new accounting standards
[2] Treasury stock transactions, dividends, nominal value reduction and share-based payment

Return on equity

in USD millions			2003	2002
$\frac{\text{Business Operating Profit}^1}{\text{Average IFRS Equity}^2}$	=	$\frac{1,586}{16,984}$	9.3%	5.1%
$\frac{\text{Net Income}^3}{\text{Average IFRS Equity}^2}$	=	$\frac{2,120}{16,984}$	12.5%	0.6%

[1] After tax (2003 BOP = 2,265 less tax @ 30% = 1,586)
[2] IFRS Equity (excluding preferred shares) beginning of the year 15,679, end of the year 18,288 = 16,984 average
[3] Net income in 2002 is before provisions

ZURICH
FINANCIAL SERVICES

Closing remarks

James J. Schiro
Chief Executive Officer

February 19, 2004

ZURICH
FINANCIAL SERVICES

Q & A

ZURICH
FINANCIAL SERVICES

Annual Results Reporting 2003

Appendix

We have delivered on our commitments

	Our commitments	What we delivered
Operational improvement	• Additional earnings of USD 1bn in 2003 through expense reduction, improved pricing, underwriting and claims management	• Exceeded USD 1bn target • Nearly doubled operating ROE and reduced combined ratio
Sharpen focus on core businesses and key markets	• Exit non-core businesses and those that do not meet our internal hurdle rate	• Divested businesses for net proceeds of more than USD 1.3bn
Release USD 5bn risk-based capital, strengthen balance sheet	• Raising equity, issuing hybrid capital and changing the dividend policy • Exiting non-core activities • Re-balance investment portfolio	• Exceeded target: successful rights issue and hybrid capital raising, nominal value reduction in 2003 • More than USD 1bn risk based capital through divestments • Reduced equity exposure

Foreign currency impact – General Insurance

2003 versus 2002	Growth in local curr.	FX impact	Growth in USD
Total GWP and policy fees	13%	9%	22%
Net investment income	8%	11%	19%
Net realized and unrealized gains	333%	10%	343%
Total insurance benefits and losses	15%	10%	25%

Foreign currency impact – Life Insurance

2003 versus 2002	Growth in local curr.	FX impact	Growth in USD
Total GWP, policy fees and deposits	-8%	13%	5%
Insurance deposits	-16%	10%	-6%
Total GWP and policy fees	0%	16%	16%
Net investment income	-3%	15%	12%
Net realized and unrealized gains	108%	-5%	103%
Total insurance benefits and losses	13%	20%	33%

Net income to business operating profit – full year

n USD millions		2003	2002
	IFRS Net Income	2,120	-3,362
Adjust for:	Special provisions	0	3,701
Adjust for:	Restructuring provision	5	0
Adjust for:	Net gain on divestments of businesses	-351	-498
Adjust for:	Realized and unrealized capital gains/losses, including impairments, excluding capital markets and banking activities	-606	1,717
Adjust for:	Policyholder realized and unrealized capital gains/losses	-301	-607
Adjust for:	Tax expense, adjusting for life policyholder tax	1,398	224
	Business Operating Profit	2,265	1,175

Net income to business operating profit – fourth quarter

in USD millions		2003	2002
	IFRS Net Income	681	-682
Adjust for:	Special provisions	0	640
Adjust for:	Restructuring provision	44	0
Adjust for:	Net gain on divestments of businesses	-40	-35
Adjust for:	Realized and unrealized capital gains/losses, including impairments, excluding capital markets and banking activities	-647	545
Adjust for:	Policyholder realized and unrealized capital gains/losses	303	92
Adjust for:	Tax expense, adjusting for life policyholder tax	401	45
	Business Operating Profit	742	605

Accounting bridge from IFRS net income to business operating profit

	IFRS Net income[1]	Special provisions	Gains and losses on divestments	Real/unreal gains/losses, excl cap mkt & banking	PH allocation of real/unreal cap gains	Tax exp, adj for life PH tax	Business operating profit
Total							
2003	2,120	5	-351	-606	-301	1,398	2,265
2002	-3,362	3,701	-498	1,717	-607	224	1,175
General Insurance							
2003	1,780	0	89	-277	0	557	2,149
2002	-1,354	2,076	11	114	0	-460	387
Life Insurance							
2003	1,226	8	-427	-19	-301	370	857
2002	-315	709	-31	757	-607	233	746
Farmers Management Services							
2003	604	0	0	0	0	366	970
2002	546	27	0	13	0	330	916
Other Businesses							
2003	-1,009	-3	-13	-129	0	110	-1,044
2002	-174	452	-492	7	0	66	-141
Corporate Center							
2003	-481	0	0	-181	0	-7	-667
2002	-2,065	437	14	826	0	55	-733

[1] 2002 net income is after special provisions

Survival ratios – Asbestos & Environmental exposures

	2003		2002	
	Gross reserves[1]	3-year survival ratio	Gross reserves[1]	3-year survival ratio
Asbestos	2,930	23.6	2,572	25.7
of which: US	*1,915*	*19.1*	*1,906*	*23.5*
of which: UK	*1,015*	*42.1*	*666*	*36.1*
Environmental	702	9.4	812	9.1
Total	3,632	18.3	3,384	17.9

[1] in USD million

ife IFRS equity adjusted to bridge EV

n USD billions			2003
Tangible assets in IFRS equity		6.9	
DAC and other intangible assets		3.2	
Goodwill		0.5	
ife IFRS equity			10.6
Adjustments:	Differences in tangible / net assets[1]	-2.3	
	Deduct DAC and other intangibles[2]	-3.2	
	Deduct goodwill	-0.5	
Subtotal adjustments			-6.0
Value of business in-force (before cost of capital)			7.0
Cost of capital			-1.2
mbedded Value			10.4
Net asset value		4.6	
Value of business in-force (after cost of capital)		5.8	

[1] Difference between tangible assets in IFRS Equity and NAV under EV due to different reserves and investments valuations
[2] DAC and other intangibles included in IFRS Equity are subtracted

Total investments by major category


USD
122.8bn
USD
163.8bn
USD
176.0bn
00%
75%
50%
25%
0%
9%
12%
57%
22%
7%
8%
63%
22%
5%
6%
64%
25%
2001
2002
2003
Other investments
Common stock, including equity unit trusts
Debt securities
Other equity securities

98% of the bond portfolio is investment grade

Bond portfolio ratings[1] distribution as at December 31, 2003



BBB 4%
BB and below 0%
na 1%
A 13%
AA 20%
AAA 62%

[1] Lower of Moody's and S&P issuer ratings, if no rating available, internal ratings have been assigned

The bond portfolio diversification

Bond portfolio currency distribution as at December 31, 2003


Other
3.2%
CHF
12.8%
EUR
33.9%
GBP
20.0%
USD
30.1%

The equity portfolio diversification

Equity portfolio country distribution as at December 31, 2003


Other
5.1%
Switzerland
8.8%
UK
10.7%
North America
21.1%
Europe
54.3%

Credit quality[1] of reinsurance counterparties / collateralization of recoverables


AAA
4%
AA
17%
Collateralized
41%
A
23%
NA
7%
BB & below
10%
BBB
5%

[1] Lower of Moody's and S&P issuer ratings, if no rating available, internal ratings have been assigned

ZURICH
FINANCIAL SERVICES

Annual Results Reporting 2003
Media Conference

Zurich, February 19, 2004





)isclaimer and cautionary statement

ertain statements in this document are forward-looking statements, including, but not limited to, statements that are predictions of or ıdicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit nprovement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Indue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and ncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to iffer materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general conomic conditions and competitive factors, particularly in our core markets; (ii) performance of financial markets; (iii) levels of interest ates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity xperience; (vi) policy renewal and lapse rates; (vii) changes in laws and regulations and in the policies of regulators may have a direct earing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial ervices undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new nformation, future events or circumstances or otherwise.

his communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons alling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons ogether being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant ersons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be ngaged in only with relevant persons.

t should be noted that past performance is not a guide to future performance. Persons requiring advice should consult an independent dviser.

Agenda

• Introduction and overview	James J. Schiro
• Annual results 2003	Patrick O'Sullivan
• Closing remarks	James J. Schiro
• Q&A	

ZURICH
FINANCIAL SERVICES

Introduction and overview

James J. Schiro
Chief Executive Officer

February 19, 2004

Financial highlights

in USD millions	2003	2002	Change
Total GWP and policy fees	48,919	41,423	18%
Business operating profit	2,265	1,175	93%
Net income	2,120	-3,362	nm
IFRS ROE	12.5%	0.6%	11.9 pts
Business operating profit ROE	9.3%	5.1%	4.2 pts
Combined ratio	97.9%	111.4%	13.5 pts
Embedded value operating return, after tax	10.5%	9.0%	1.5 pts

ZURICH
FINANCIAL SERVICES

Annual results 2003

Patrick O'Sullivan
Group Finance Director

February 19, 2004

Net income by business segment

n USD millions	2003	2002[1]	Change
General Insurance	1,883	435	333%
Life Insurance	799	345	132%
Farmers Management Services	604	563	7%
Other Businesses	-1,019	-139	-633%
Corporate Center	-481	-1,513	68%
Net income, excluding net gain on divestments	1,786	-309	nm
After-tax net gain on divestments	334	405	-18%
Net income, including net gain on divestments	2,120	96	nm

2002 is pre-provision

Business operating profit by business segment

in USD millions	2003	2002	Change
General Insurance	2,149	387	455%
Life Insurance	857	746	15%
Farmers Management Services	970	916	6%
Other Businesses	-1,044	-141	-640%
Corporate Center	-667	-733	9%
Total	2,265	1,175	93%

General Insurance financial highlights

in USD millions	2003	2002	Change
Gross written premiums	36,250	29,830	22%
Net earned premiums	27,197	20,285	34%
Net underwriting result[1]	580	-728	nm
Business operating profit	2,149	387	455%
Net income[1, 2]	1,883	435	333%
Loss ratio[1]	72.9%	77.9%	5.0 pts
Expense ratio[1, 3]	25.0%	25.6%	0.6 pts
Combined ratio[1]	97.9%	103.5%	5.6 pts

[1] 2002 is pre-provision
[2] Excluding gains on divestment of businesses
[3] Including 0.3% of policyholder dividends in both 2003 and 2002

Life Insurance financial highlights

In USD millions	2003	2002	Change
GWP, policy fees & deposits	20,560	19,532	5%
Business operating profit	857	746	15%
Net income[1]	799	345	132%
New business premiums (APE)	2,134	2,082	2%
New business profit margin (as % of APE)	9.0%	6.1%	2.9 pts
EV operating profit, after tax	1,059	996	6%
EV operating return, after tax[2]	10.5%	9.0%	1.5 pts
Discount rate	8.1%	8.1%	0.0 pts

1 Excluding gains on divestments of businesses. 2002 is pre-provision
2 Before foreign currency translation effects

‑armers Management Services financial highlights

n USD millions	2003	2002	Change
Management fees & other related revenue	1,885	1,799	5%
Management & other expenses	900	871	3%
Net investment result	77	60	28%
Business operating profit	970	916	6%
Net income[1]	604	563	7%
Gross operating margin	52.3%	51.6%	0.7 pts

2002 is pre-provision

Other Businesses financial highlights

in USD millions	2003	2002	Change
Business operating profit	-1,044	-141	nm
of which: Centre	*-985*	*-77*	*nm*
other	*-59*	*-64*	*8%*
Net income[1]	-1,019	-139	nm
of which: Centre	*-817*	*-67*	*nm*
other	*-202*	*-72*	*-181%*

[1] Excluding gains on divestments of businesses. 2002 is pre-provision

Investment highlights

in USD millions	2003	2002	Change
Net investment income	7,004	6,230	12%
Net realized capital gains/losses and impairments	547	-917	nm
Net unrealized capital gains/losses[1]	264	-477	nm
Net investment result	7,815	4,836	62%
Total investment return[2]	4.9%	2.3%	2.6 pts

[1] In operating statement
[2] Calculation includes change in unrealized gains/losses booked to shareholders' equity, excludes investment expenses

Shareholders' equity


n USD millions
20'000
18'000
16'000
14'000
16,775 1
-310
+757
+42
+2,120
19,384
Balance at Jan 1, 2003
Change in net unreal. gains on investments
Translation adjustments
Treasury stock trx and other 2
Net income
Balance at Dec 31, 2003

[1] Restated to reflect adoption of new accounting standards
[2] Treasury stock transactions, dividends, nominal value reduction and share-based payment

ZURICH
FINANCIAL SERVICES

Closing remarks

James J. Schiro
Chief Executive Officer

February 19, 2004

Rate development in US general insurance


50%
40%
30%
20%
10%
0%
2001
2002
2003
Property (ZNA)
GL (ZNA)
Property (Market)
GL (Market)

ǀlobal capacity in general insurance

ǀevelopments 2000 - 2003

ǀ USD billions



0
0
0
0
0
0
0
0
0
700
200
65
new capital raised
gap
135
565
Global P/C capital end of 2000
Estimated capital lost in 2001 and 2002
Capital (equity and sub debt) raised in 2002 and 2003
Estimated current capital

Sources: Swiss Re, Insurance Information Institute, Goldman Sachs

ZURICH
FINANCIAL SERVICES

Q & A